As filed with the Securities and Exchange Commission on May 27, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

The Old Evangeline Downs, L.L.C.	The Old Evangeline Downs Capital Corp.
(Exact name of registrant as specified in their charter)	(Exact name of registrant as specified in their charter)

Louisiana	7948	Delaware
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(State or other jurisdiction of incorporation or organization)

72-1280511	25-1902805
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

P.O. Box 90270

Lafayette, Louisiana 70509-0270

(337) 896-7223

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

M. Brent Stevens

Chief Executive Officer

P.O. Box 90270

Lafayette, Louisiana 70509-0270

(337) 896-7223

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Nazim Zilkha, Esq.

Mayer, Brown, Rowe & Maw

1675 Broadway

New York, New York

(212) 506-2620

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

13% Senior Secured Notes due 2010 with Contingent Interest	$123,200,000	100%(1)	$123,200,000	$9,966.88

(1)	Estimated solely for the purpose of computing the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 27, 2002

PROSPECTUS

THE OLD EVANGELINE DOWNS, L.L.C.

THE OLD EVANGELINE DOWNS CAPITAL CORP.

Offer to Exchange

$123,200,000

13% Senior Secured Notes Due 2010

With Contingent Interest

•	We are offering to exchange new registered 13% Senior Secured Notes due 2010 with Contingent Interest for all of our outstanding unregistered 13% Senior Notes due 2010 with Contingent Interest.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2003, unless extended.

•	The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission.

•	All outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

•	Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes to be issued are substantially identical to your notes, except that the new notes will not have securities laws transfer restrictions, and you will not have registration rights.

•	Any restricted subsidiary we form or acquire will be required to fully and unconditionally guarantee the notes on a senior secured basis, subject to the prior lien in favor of the lenders under our proposed $15.0 million senior secured credit facility with respect to the collateral securing our obligations thereunder.

•	There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

For a discussion of factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including any information or documents to which we refer you, before deciding to purchase any of the notes. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise indicated, the terms “our,” “we” and “us” refer collectively to The Old Evangeline Downs, L.L.C., d/b/a Evangeline Downs, and its wholly-owned subsidiary The Old Evangeline Downs Capital Corp., which was created for the sole purpose of facilitating the issuance of the notes.

Our Business

We own and operate the Evangeline Downs pari-mutuel horse racetrack near Lafayette, Louisiana. This horse racetrack has been in operation since 1966 and is one of only four pari-mutuel horse racetracks operating in Louisiana. We are currently developing a casino and pari-mutuel horse racetrack facility, or “racino,” in nearby Opelousas, Louisiana, which facility will replace our existing horse racetrack near Lafayette and where we will be permitted to operate slot machines and conduct live horse racing. Our approximately 532-acre racino site is located approximately 20 miles north of Lafayette, our primary market, at the intersection of Interstate 49 and U.S. Highway 190. There are no other casinos located within approximately 50 miles of the racino site or within approximately 50 miles of Lafayette.

The racino will be located in St. Landry Parish, which is adjacent to Lafayette Parish where our existing horse racetrack is located. On December 19, 2002, we received our racing license to operate in St. Landry Parish, and on January 21, 2003, we received our gaming license to operate slot machines at the racino, subject to customary conditions. We are relocating our existing operations to St. Landry Parish because St. Landry Parish will permit us to operate both slot machines and pari-mutuel wagering at the new racino while Lafayette Parish permits us to operate only pari-mutuel wagering at our existing horse racetrack.

Racino Development

We have purchased all the necessary land to develop our racino, and the total remaining cost to design, develop, construct, equip and open the racino is expected to be approximately $88.5 million. The construction and development of the racino project is expected to be completed in two phases. During the first phase, we will construct the casino and related casino amenities, which we expect to open in March 2004, at a total remaining cost of approximately $68.6 million. During the second phase, we will construct the horse racetrack and related facilities for a total remaining cost of approximately $19.9 million. We expect to be prepared to begin scheduling live racing meets in December 2004. We will continue to operate our existing horse racetrack until live racing meets are scheduled at the racino, at which time we will cease operations at our existing horse racetrack.

On February 25, 2003, we entered into a bonded guaranteed maximum price construction contract for $52.0 million with W.G. Yates & Sons Construction Company for the construction of the racino facility. The approximate $36.5 million remaining project budget includes the costs of equipment, additional land purchases, off-site improvements, cage cash, pre-opening expenses and development costs. W.G. Yates is an experienced casino builder, having built casinos throughout the southern United States for Boyd Gaming Corporation, Harrah’s Entertainment, and Mirage Resorts, among others. Kittrell Garlock and Associates, AIA, Ltd., d/b/a KGA Architecture (“KGA Architects”) is the racino architect, having most recently designed the Palms Casino in Las Vegas, Nevada, among other gaming projects. The design of the horse racetrack and related facilities has been sub-contracted by KGA Architects to Foehlich, Kow & Gong Architects, who have been involved with the design of more than 50 horse racing facilities. KGA Architects’ project management subsidiary will administer the bonded guaranteed maximum price construction contract on our behalf. We have also engaged Abacus Project Management, Inc. to act as the independent construction consultant, on behalf of the holders of notes, who certify from time to time the proper use of the portion of the net proceeds of this offering to be used to develop the racino pursuant to the terms of the Cash Collateral and Disbursement Agreement. Abacus has extensive experience representing lenders in such capacity, including lenders to several resort developments and a pari-mutuel horse racetrack in Arizona.

Competitive Strengths

Strong Local Market Demographics.    There are approximately 300,000 adults living within 35 miles of the racino site, consisting primarily of the Lafayette area, our primary market. In addition, there are approximately 1.5 million adults living within 100 miles of the racino site. This area includes secondary markets from which we believe we will attract patrons due to our ease of access from a major interstate or highway as compared to our competitors in those areas, as well as due to our offering of pari-mutuel live horse racing. Approximately 32,000 vehicles per day pass through the intersection of Interstate 49 and U.S. Highway 190 where the racino site is located. In addition, the racino site is located adjacent to a recently opened shopping center, which currently includes a Wal-Mart Supercenter and which is planned to include additional retail facilities, affording us an opportunity to attract additional patrons.

Large and Growing Regional Gaming Market.    Louisiana generated approximately $2.0 billion of casino gaming revenue in 2002, excluding Native American casinos. Such amount grew at a compound annual rate of 8.7% since 1996 and 6.0% since 2001. We believe that our centralized location in Louisiana will afford us the opportunity to participate in this large and growing market.

Limited Competition.    We believe, because of our close proximity to Lafayette and ease of access via major interstates and highways, that we will be the primary source of gaming entertainment in our primary market of Lafayette. The nearest competitor to Lafayette is a Native American casino approximately 50 miles to the south of Lafayette, including several miles off the highway. Beyond that, patrons in Lafayette would need to drive approximately 50 miles to reach riverboat casinos in Baton Rouge or approximately 70 miles to reach riverboat casinos in Lake Charles and Native American casinos in Marksville and Kinder. Because our competition in Marksville is situated more than 20 miles off the highway, we believe that patrons of the Marksville casino may find the ease of highway access to our racino more convenient.

Legislatively Protected Market.    Louisiana law currently places limitations on the number and types of gaming facilities that may operate in the State. Currently, there are only four horse racetracks in Louisiana with licenses to conduct live racing. Under the Louisiana Pari-Mutuel Live Racing Facility Economic Redevelopment and Gaming Control Act (the “Pari-Mutuel Act”), only three of the four horse racetracks (including our racino) are permitted to install slot machines at their facilities. The horse racetrack nearest to the racino site that is allowed to have gaming operations is located in Vinton, Louisiana, near Lake Charles, which is over 100 miles away. In addition, current Louisiana law permits only 15 riverboat gaming licenses to be awarded. The fifteenth and last license was recently awarded to operate a riverboat casino to be constructed in Lake Charles. Also, under current Louisiana law, the only non-Native American land-based casino permitted to operate in the State is the land-based casino currently operating in New Orleans, over 100 miles from Lafayette. Native American gaming facilities operate pursuant to compacts with the State of Louisiana. There currently are only four federally-recognized Native American tribes in Louisiana and only three Native American casinos currently operating in Louisiana, the closest being in Marksville and Kinder which are approximately 50 miles from the racino site. The fourth tribe, which does not have a compact with the State of Louisiana as of the date of this prospectus, has proposed to develop a casino in DeSoto Parish, over 150 miles from the racino site.

Diverse Entertainment Offering.    We plan to offer our patrons an experience at the racino that cannot be matched by our casino-only competitors. In addition to approximately 1,600 planned slot machines, we will offer our guests live horse racing a minimum of 80 days per year and year-round simulcast pari-mutuel racing. Since only two other racinos are legislatively authorized in Louisiana, with the nearest located over 100 miles to the west, we believe that our entertainment offering will be unrivaled in both our primary market area of Lafayette and secondary markets, including Baton Rouge which is approximately 50 miles to the east.

High Margins with Predictable Business.    Slot machines are typically both the highest margin and most predictable component of the gaming industry. Slot machines do not have the staffing requirements of table games nor do they have the variation in hold percentages attributable to “luck” which characterize the table game side of the casino business. We believe that this will afford us a more stable and predictable revenue stream, as well as consistently higher margins than those facilities that operate table games. In addition, due to our local market focus on Lafayette and limited competition within that market, we believe our marketing costs will be reduced compared to casinos which focus primarily on patrons outside of their local market and/or who face more competition in their market.

Increased Purse Levels.    A significant portion of the fees imposed on our slot machine revenues will be allocated to increased purses for live horse racing at the racino. We believe that the substantial increase in purses at the racino, compared to horse racetrack-only facilities, will attract higher quality horses to our new horse racetrack, which should in turn increase the wagering for both on-site and off-track betting.

Racino Operator

Peninsula Gaming Company, LLC (“PGC”), our indirect parent company, and OED Acquisition, LLC (“OEDA”), our direct parent company, will collectively supervise the development of the racino and will together act as the operator (the “Operator”) of the racino pursuant to the terms of a management services agreement with us.

PGC has owned and operated the Diamond Jo riverboat casino located in Dubuque, Iowa since 1999. The Diamond Jo is a riverboat casino that offers 729 gaming machines and 17 table games on approximately 17,800 ft2 of gaming space. The Diamond Jo has consistently achieved a share of Dubuque’s gaming market in excess of 50%, generating $49.3 million of net revenues and $15.6 million of earnings before interest, taxes, depreciation and amortization (excluding management fees and non-recurring charges) for the fiscal year ended December 31, 2002. Several persons who will be active in managing our casino, including George T. Papanier, the Chief Operating Officer of PGC, and Michael S. Luzich, PGC’s President and Secretary, were integrally involved in the development, layout design and structure of other casino projects, such as the Mohegan Sun Casino in Uncasville, Connecticut, the Turning Stone Casino near Syracuse, New York for the Oneida Tribe and the Cliff Castle Casino near Sedona, Arizona for the Yavapai-Apachi Tribe. For more information regarding the terms of our management services agreement with the Operator, refer to the section entitled “Other Material Agreements—Management Services Agreement.”

Peninsula Gaming Partners, LLC (“PGP”) is the sole managing member of, and the owner of 100% of the voting equity interests in, PGC. Certain affiliates, officers and employees of Jefferies & Company, Inc., the initial purchaser in connection with the issuance of the old notes, serve as managers and officers of PGC and PGP, and, through their direct and indirect beneficial ownership or control of voting equity interests of PGP, beneficially own or control in the aggregate approximately 66.2% of our equity interests. See the sections entitled

“Risk Factors—Risks Relating to Our Business—Concentration of Ownership” and “—Interested Party Matters” and “Certain Relationships and Related Party Transactions” and “Plan of Distribution.”

We are wholly-owned by OEDA, which in turn is wholly-owned by PGC, of which PGP owns 100% of the voting equity interests. The address of our principal offices is P.O. Box 90270, Lafayette, Louisiana 70509-0270. Our telephone number is (337) 896-7223. Our website address is www.evangelinedowns.com. Information on our website does not constitute part of this prospectus.

The Exchange Offer

We sold $123.2 million of our 13% Senior Secured Notes due 2010 with Contingent Interest to Jefferies & Company, Inc., as initial purchaser, in a private placement of our notes on February 25, 2003. The initial purchaser resold those notes in reliance on Rule 144A and other exemptions under the Securities Act of 1933.

On February 25, 2003, we also entered into a registration rights agreement with the initial purchaser in which we agreed, among other things, to:

•	file a registration statement with the Securities and Exchange Commission relating to the exchange offer on or before May 26, 2003;

•	deliver to you this prospectus;

•	cause the registration statement, which includes this prospectus, to become effective on or before August 24, 2003;

•	consummate the exchange offer within 45 days after the registration statement is declared effective; and

•	keep the exchange offer open for at least 20 business days after the date on which we mail notice of the exchange offer to you.

You are entitled to exchange your old notes for new registered 13% Senior Secured Notes due 2010 with Contingent Interest, with substantially identical terms as your notes, except for transfer restrictions and registration rights. If we do not offer you the opportunity to exchange your old notes, or if we commit other “registration defaults,” we may be required to pay you liquidated damages at an amount per week per $1,000 principal amount equal to $0.05 for the first 90-day period following the registration default, increasing by an additional $0.05 per week per $1,000 principal amount with respect to each subsequent 90-day period, up to a maximum of $0.25 per week per $1,000 principal amount. As soon as we cure a registration default, the interest rates on the notes will revert to their original levels. You should read the discussion under the heading “The Exchange Offer—Purpose and Effect; Registration Rights” and “Description of Notes” for further information regarding registration defaults, additional interest and the new notes that we are offering in exchange for your notes.

We believe that you may resell the new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, subject to the conditions described under “The Exchange Offer.” You should read that section for further information regarding the exchange offer.

TERMS OF THE EXCHANGE OFFER

We refer to the old notes and the new notes together as the “notes.” The following summary of the exchange offer is not intended to be complete. For a more complete description of the terms of the exchange offer, see “The Exchange Offer” in this prospectus.

Old Notes	13% Senior Secured Notes due 2010 with Contingent Interest, which we issued on February 25, 2003.

New Notes

13% Senior Secured Notes due 2010 with Contingent Interest, the issuance of which has been registered under the Securities Act of 1933. The terms of the registered new notes and your old notes are substantially identical, except:

•	the new notes will be registered under the Securities Act of 1933;

•	the new notes will not bear any legends restricting transfer; and

•	except under limited circumstances, your rights under the registration rights agreement, including your right to receive additional interest, will terminate.

The Exchange Offer

We are offering to exchange $1,000 in principal amount of the new notes for each $1,000 in principal amount of your old notes. As of the date of this prospectus, $123.2 million aggregate principal amount of the old notes is outstanding.

Expiration Date	You have until 5:00 p.m., New York City time, on , 2003 to validly tender your old notes if you want to exchange your old notes for new notes. We may extend that date under some conditions.

Conditions of the Exchange Offer; Extensions; Amendments

You are not required to tender any minimum principal amount of your old notes in order to participate in the exchange offer. If you validly tender and do not validly withdraw your old notes, your old notes will be exchanged for new notes as long as the exchange offer does not violate any applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission.

We may delay or extend the exchange offer and, if either of the above conditions is not met, we may terminate the exchange offer. We will notify you of any delay, extension or termination of the exchange offer.

We may also waive any condition or amend the terms of the exchange offer. If we materially amend the exchange offer, we will notify you.

All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer.

Interest	The first interest payment date on your old notes is September 1, 2003. Interest has accrued on your old notes since February 25, 2003,

but has not yet been paid. If your old notes are exchanged for new notes, you will not receive any accrued interest on your old notes. You will receive interest on your new notes from February 25, 2003.

Consequences of Failure to Exchange

Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act of 1933 and applicable state securities laws. We, however, will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Procedures for Tendering Old Notes; Special Procedures for Beneficial Owners

If you want to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent. Please send these materials to the exchange agent at the address set forth in the accompanying letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date. You must also send one of the following:

•	certificates of your old notes;

•	a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company; or

•	the items required by the guaranteed delivery procedures described below. If you are a beneficial owner of your old notes and your old notes are registered in the name of nominee, such as a broker, dealer, commercial bank or trust company, and you wish to tender your old notes in the exchange offer, you should instruct your nominee to promptly tender the old notes on your behalf. If you are a beneficial owner and you want to tender your old notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, make appropriate arrangements to either register ownership of your old notes in your name or obtain a properly completed bond power from the registered holder of your old notes.

By executing the letter of transmittal, you will represent to us that:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act of 1933;

•	you will acquire the new notes in the ordinary course of your business;

•	you are not a broker-dealer that acquired your notes directly from us in order to resell them in reliance on Rule 144A of the Securities Act of 1933 or any other available exemption under the Securities Act of 1933;

•	if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes.

Guaranteed Delivery Procedures	If you wish to tender your old notes and:

•	your old notes are not immediately available; or

•	you are unable to deliver on time your old notes or any other document that you are required to deliver to the exchange agent;

then you may tender your old notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of New Notes

We will accept all old notes that you have properly tendered on time when all conditions of the exchange offer are satisfied or waived. The new notes will be delivered promptly after the expiration date.

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

The Exchange Agent	U.S. Bank National Association is the exchange agent. Its address and telephone number are set forth in “The Exchange Offer—The Exchange Agent; Assistance.”

Fees and Expenses

We will pay all expenses relating to the exchange offer and compliance with the registration rights agreement. We will also pay some kinds of transfer taxes, if applicable, relating to the exchange offer.

Resales of New Notes

We believe that the new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery requirements of the Securities Act of 1933 if:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act of 1933;

•	you acquire the new notes in the ordinary course of your business;

•	you are not a broker-dealer that purchased old notes from us to resell them in reliance on Rule 144A of the Securities Act of 1933 or any other available exemption under the Securities Act of 1933;

•	you are not participating, and have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act of 1933, of the new notes.

You should read the information under the heading “The Exchange Offer—Resales of the New Notes” for a more complete description of why we believe that you can freely transfer new notes received in the exchange offer without registration or delivery of a prospectus.

All broker-dealers that are issued new notes for their own accounts in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that they will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the new notes. If you are a broker-dealer and are required to deliver a prospectus, you may use this prospectus for an offer to resell, a resale or other transfer of the new notes.

Federal Income Tax Consequences

The exchange of old notes for new notes pursuant to the exchange offer will not constitute a taxable exchange for federal income tax purposes. You should read the information under the heading “Specific Federal Income Tax Considerations” for a more complete discussion of the federal income tax consequences of an exchange of old notes for new notes and of holding the notes.

Registration Rights Agreement

In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchaser of the old notes that grants the holders of the old notes registration rights. As a result of making and consummating this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. If you do not tender your old notes in the exchange offer, you will not have any further registration rights under the registration rights agreement or otherwise unless you were not eligible to participate in the exchange offer or do not receive freely transferable new notes in the exchange offer. You should read the information under the heading “The Exchange Offer—Purpose and Effect; Registration Rights” for a more complete discussion of the effects the exchange offer will have on your registration rights.

TERMS OF THE NEW NOTES

The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuers	The Old Evangeline Downs, L.L.C. and its wholly-owned subsidiary, The Old Evangeline Downs Capital Corp.

Securities Offered	$123.2 million aggregate principal amount of 13% Senior Secured Notes due 2010 with Contingent Interest.

Maturity Date	March 1, 2010.

Interest Payment Dates	March 1 and September 1 of each year, beginning on September 1, 2003.

Fixed Interest	Fixed interest will be payable at a rate of 13% per annum.

Contingent Interest

Contingent interest will accrue on the notes in the first full fiscal year after our casino begins operating. The amount of contingent interest will be equal to 5.0% of our cash flow for the applicable period, subject to certain limitations. We may defer paying a portion of contingent interest under certain circumstances described in the section entitled “Description of Notes—Principal, Maturity and Interest; Additional Notes.”

Ranking

The notes will be our senior secured obligations, will rank equal in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to all of our existing and future subordinated indebtedness.

Guarantees

The notes will be unconditionally guaranteed on a senior secured basis by each restricted subsidiary we form or acquire, subject to the prior lien in favor of the lenders under our proposed $15.0 million senior secured credit facility with respect to the collateral securing our obligations thereunder. The guarantees will rank equal in right of payment with all existing and future senior indebtedness of those subsidiaries and will rank senior in right of payment to all existing and future subordinated indebtedness of those subsidiaries.

Security

The notes and the guarantees will be secured by a security interest on substantially all of our and the guarantors’ existing and future assets (other than certain excluded assets and subject to permitted liens), including, without limitation:

•	a pledge of the construction disbursement, interest reserve and completion reserve accounts, into which a portion of the net proceeds of the offering of the old notes was deposited to fund the design, construction and development of the racino and to pay the first three payments of fixed interest on the notes;

•	a pledge of the excess cash flow account;

•	substantially all of the assets that will comprise the racino;

•	certain licenses and permits relating to the construction, operation and management of the racino (excluding gaming, racing and liquor licenses); and

•	a pledge of our equity interests.

The security interest of the holders of the notes in these assets is subject to a number of important limitations and exceptions which are described under the sections entitled “Risk Factors—Risks Relating to the Notes” and “Description of Notes—Collateral,” including without limitation, our ability to incur, subject to certain limitations, up to $15.0 million of indebtedness under our proposed senior secured credit facility. See the section entitled “Description of Notes—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests.” Our obligations under such proposed senior secured credit facility will have a security interest in the collateral securing the notes and the guarantees (other than the construction disbursement, interest reserve, completion reserve and excess cash flow accounts) that pursuant to an intercreditor agreement will be prior to the security interest securing the notes and the guarantees and accordingly our obligations under the notes and the obligations of our restricted subsidiaries under the guarantees will be contractually subordinated to our obligations under such new senior secured credit facility to the extent of the collateral securing such obligations.

Optional Redemption	On or after March 1, 2007, we may redeem some or all of the notes at any time at the prices set forth in the section entitled “Description of Notes—Optional Redemption.”

Prior to March 1, 2006, we may redeem up to 35% of the original aggregate principal amount of the notes at the prices set forth in the section entitled “Description of Notes—Optional Redemption” with the net cash proceeds of certain public offerings of our common stock.

Gaming Redemption	The notes will be subject to mandatory disposition and redemption requirements following certain determinations by any gaming authority.

Change of Control

If a change of control occurs, the holders of the notes will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. See the section entitled “Description of Notes—Offers to Repurchase the Notes—Repurchase of Notes at the Option of the Holder Upon a Change of Control.”

Excess Cash Flow Offer	At the end of each six-month period after the casino portion of our racino begins operating, we will offer to purchase the maximum principal amount of notes that may be purchased, first, with 50% of our excess cash flow for such period (if any) and, second, with any amounts in an excess cash flow account. Any amount of such 50% of excess cash flow not used to purchase notes will be deposited into the excess cash flow account, up to an available balance of $10.0 million. In between such offers to purchase notes, holders of notes will have the right, subject to certain limitations, to require us to purchase notes with amounts in the excess cash flow account. All such offers to purchase notes shall be made at 101% of the principal amount, plus accrued and unpaid interest. We will not be required to make such offers unless the offer amount is at least $2.5 million. See the section entitled “Description of Notes—Offer to Repurchase the Notes—Repurchase of Notes at the Option of the Holder From Excess Cash Flow.”

Asset Sales and Events of Loss

If we sell assets or experience an event of loss and do not apply the proceeds as required, we may be required to use the proceeds to offer to repurchase some of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase. See the section entitled “Description of Notes—Repurchase at the Option of Holders—Limitation on Sale of Assets and Restricted Subsidiary Equity Interests.”

Basic Covenants of the Indenture	The notes will be issued under an indenture that will, among other things, restrict our ability and the ability of our restricted subsidiaries to, among other things:

•	pay dividends, redeem stock or make other distributions or restricted payments;

•	incur indebtedness or issue preferred shares;

•	make certain investments;

•	create liens;

•	agree to payment restrictions affecting the subsidiary guarantors;

•	consolidate or merge;

•	sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;

•	enter into transactions with our affiliates;

•	designate our subsidiaries as unrestricted subsidiaries;

•	use the proceeds of permitted sales of our assets; and

•	change our line of business.

These covenants will be subject to a number of important exceptions and qualifications. See the section entitled “Description of Notes—Certain Covenants.”

Cash Collateral and Disbursement Agreement

Approximately $89.7 million of the net proceeds of the offering of the old notes was deposited in construction disbursement, interest reserve and completion reserve accounts which was pledged to the trustee as security for our obligations under the notes. Approximately $60.5 million of the net proceeds were deposited into the construction disbursement account and used (together with cash from operations, borrowings under our proposed senior secured credit facility and furniture, fixtures and equipment financing) to design, develop, construct, equip and open the racino in accordance with the terms of the Cash Collateral and Disbursement Agreement. Approximately $24.2 million of the net proceeds, representing funds sufficient to pay the first three payments of fixed interest on the notes, were deposited into the interest reserve account. The remaining $5.0 million of the net proceeds were deposited into a completion reserve account to fund potential cost overruns and contingency amounts with respect to the design, development, construction, equipping and opening of the racino. The funds in the accounts were invested in government securities and other cash equivalents and will be disbursed in accordance with the terms of the Cash Collateral and Disbursement Agreement. See also the section entitled “Description of Notes—Cash Collateral and Disbursement Agreement.”

Risk Factors

Before deciding to tender your old notes in exchange for new notes pursuant to the exchange offer, you should consider carefully the information included in the “Risk Factors” section, as well as all other information set forth in this prospectus.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully consider the following risks, as well as other information set forth in this prospectus, before tendering your old notes in the exchange offer.

Risks Relating to the Exchange Offer and Holding the New Notes

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer. If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions “The Exchange Offer—Consequences of Not Exchanging Old Notes” and “Specific Federal Income Tax Consequences.”

You must comply with the exchange offer procedures in order to receive new, freely tradable notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the exchange agreement. See “The Exchange Offer—Procedures for Tendering Old Notes” and “The Exchange Offer—Consequences of Not Exchanging Old Notes.”

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

There is currently no public market for the new notes and you may find it difficult to sell your new notes.

There is no existing market for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. The liquidity of the trading market in the new notes, and the market price quoted for the new notes, will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not know the extent to which investor interest will lead to the development of a trading market for the new notes or how liquid that market might be. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of securities. Any disruptions may make it more difficult for holders to sell their new notes and may have an adverse effect on the price at which the new notes might be sold.

Value of Collateral—The fair market value of the collateral securing the notes may not be sufficient to pay the amounts owed under the notes. As a result, you may not receive full payment on your notes following an event of default.

The proceeds of any sale of collateral following an event of default with respect to the notes may not be sufficient to satisfy, and may be substantially less than, amounts due on the notes. Shortly following the issue date of the notes, we expect that the total value of the collateral will be less than the amount due on the notes. Although the collateral will include substantially all of our assets (other than certain excluded assets and subject to permitted liens), until construction of the racino is completed, our only assets will be the $89.7 million of net proceeds of the offering deposited in the construction disbursement, interest reserve and completion reserve accounts, the land (purchased for approximately $4.3 million) on which the racino is to be constructed and the assets of our current horse racetrack operations. The balance of the funds in the construction disbursement and completion reserve accounts will continue to decline until such funds are substantially depleted upon completion of the project. Although we also operate OTBs, the assets of the OTBs may not be available as collateral because the indenture governing the notes will permit us to transfer the assets and operations of the OTBs into an unrestricted subsidiary under certain conditions and therefore outside of the limitations of the indenture and, upon such transfer, the transferred assets of the OTBs will no longer constitute collateral.

The value of the collateral in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. The collateral does not include contracts, agreements, licenses (including gaming, racing and liquor licenses) and other rights that by their express terms prohibit the assignment thereof or the grant of a security interest therein. Some of these may be material to us or may be necessary to operate the racino, and such exclusion could have a material adverse effect on the value of the collateral. By its nature, some or all of the collateral may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in its liquidation. To the extent that liens, security interests and other rights granted to other parties (including the lenders under our proposed senior secured credit facility) encumber assets owned by us, those parties have or may exercise rights and remedies with respect to the property subject to their liens that could adversely affect the value of that collateral and the ability of the trustee under the indenture or the holders of the notes to realize or foreclose on that collateral. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral), would have only an unsecured claim against our remaining assets.

Subordination and Standstill—Your right to receive payments on the notes or proceeds from the sale of collateral securing the notes will be contractually subordinated to payments under our proposed senior secured credit facility to the extent of the collateral securing such credit facility. Your right to exercise remedies with respect to certain collateral will also be limited.

The security interests securing the notes and the guarantees (other than the construction disbursement, interest reserve, completion reserve and excess cash flow accounts) will be (i) contractually subordinated to up to $15.0 million principal amount of indebtedness that may be incurred under our proposed senior secured credit facility, pursuant to an intercreditor agreement to be entered into between the trustee under the indenture and the lender or lenders under our proposed senior secured credit facility, and (ii) effectively subordinated to any future furniture, fixtures and equipment financing, in each case, to the extent of the assets securing such indebtedness. As a result, upon any distribution to our creditors, whether or not in bankruptcy, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under such indebtedness, the lenders under our proposed senior secured credit facility will be entitled to be repaid in full from the proceeds of the assets securing such credit facility before any payment is made to you from such proceeds. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral), would have only an unsecured claim against our remaining assets.

A number of the trustee’s rights and remedies with respect to the collateral to be shared with the lenders under our proposed senior secured credit facility also will be significantly limited under the intercreditor agreement. For instance, if the notes become due and payable prior to the stated maturity or are not paid in full at the stated maturity at a time during which we have indebtedness outstanding under our new senior secured credit facility, the trustee will only have the right to foreclose upon the collateral that also secures the obligations under our new senior secured credit facility (with or without the lenders under such credit facility taking part in any such foreclosure) if the lenders under such credit facility either fail to take steps to exercise remedies with respect to or in connection with the collateral within 180 days following notice to such lenders of the occurrence of an event of default under the indenture or fail to continue to pursue any such exercise of remedies while such event of default is then continuing outside of an insolvency proceeding. In addition, the intercreditor agreement will prevent the trustee and the holders of the notes from pursuing remedies with respect to the collateral in an insolvency proceeding.

With respect to certain deposit accounts that constitute part of the collateral (other than the construction disbursement, interest reserve, completion reserve and excess cash flow accounts), the trustee will only be permitted to exercise remedies with respect to such deposit accounts at the earliest of (i) the date that an event of default under the indenture governing the notes shall be continuing for 180 consecutive days after the delivery of written notice to us of such event of default, (ii) the date on which a declaration of acceleration has been made in accordance with the terms of the indenture or the occurrence of certain bankruptcy events of default and (iii) any other date to the extent permitted under the intercreditor agreement at any time the intercreditor agreement is in effect.

Mechanics’ Liens—Parties who have provided services or supplies in connection with the construction of the racino may have a lien on the project senior to the security interests securing the notes and the guarantees.

Louisiana law provides contractors, subcontractors and material suppliers with a lien on the property improved by their services or supplies in order to secure their right to be paid. If these parties are not paid in full, they may seek foreclosure on their liens. In Louisiana, the priority of all mechanics’ liens related to a particular construction project relate back to the date on which construction of the project first commenced by any contractor. Although pre-construction activities for the development of the racino have not yet begun, we may conduct such activities before the pledges and security interests securing the notes are recorded. Accordingly, contractors, subcontractors and suppliers providing goods and services in connection with the construction of the racino who after recordation of the security interests securing the notes otherwise comply with the applicable requirements of Louisiana law may have a lien on the racino senior in priority to the security interests, securing the notes until they are paid in full.

The Cash Collateral and Disbursement Agreement requires compliance with procedures intended to insure the proper payment to parties performing work after the date of the offering of the old notes. Additionally, as a condition to the disbursement of funds for the construction of the racino from the construction disbursement and completion reserve accounts, lien releases are required to be obtained from all contractors, subcontractors and suppliers who have provided work, materials and services. Furthermore, we obtained a title insurance policy for the benefit of the holders of the notes to insure the first priority of the security interest held by holders of the notes and to insure against any loss occurring as a result of a mechanic’s lien. Nevertheless, in the event of a liquidation, proceeds from the sale of collateral will be used to pay the holders of any mechanics’ liens then in existence before holders of the notes.

Ability to Realize on Collateral—Gaming laws, bankruptcy laws and other laws and regulations may delay or otherwise impede the trustee’s ability to foreclose on the collateral.

In addition to our proposed intercreditor arrangements described above, the gaming licensing processes, along with other laws relating to foreclosure and sale, could substantially delay or prevent the ability of the trustee or any holder of the notes to obtain the benefit of any collateral securing the notes. If the trustee sought to operate, or retain an operator for, the racino, the trustee would be required to obtain Louisiana gaming and racing licenses. Potential purchasers of the racino or the gaming equipment would also be required to obtain a Louisiana gaming license as well as appropriate racing licenses relating to horse racetrack operations. This could limit the number of potential purchasers in a sale of the racino or gaming equipment, which may delay the sale of and reduce the price paid for the collateral.

Federal bankruptcy law also could impair the trustee’s ability to foreclose upon the collateral. If we or our subsidiaries become debtors in cases under the Bankruptcy Code, there can be no assurance:

•	whether any payments under the notes would be made;

•	whether or when the trustee could foreclose upon or sell the collateral;

•	whether the term or other conditions of the notes or any rights of the holders could be altered in a bankruptcy case without the trustee’s or your consent;

•	whether the trustee or you would be able to enforce your rights against the guarantors under their guarantees; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or decline in the collateral’s value.

Fraudulent Transfer—Under certain circumstances, a court could restrict your ability to enforce our subsidiaries’ guarantees.

Unless designated as an unrestricted subsidiary, any subsidiary we form or acquire will be required to guarantee the notes, and each such guarantor will be required to grant a security interest in certain of its assets (junior to the security interest granted to the lenders under our proposed senior secured credit agreement) to secure its guarantee. Although such guarantees will provide you with a direct claim against the assets of the subsidiary guarantors, under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, under certain circumstances a court could avoid (i.e. cancel) a guarantee and the security interest in the guarantor’s assets and order the return of any payments made thereunder to the guarantor or to a fund for the benefit of its other creditors.

A court might take these actions if it found, among other things, that when the guarantor entered into its guarantee (or, in some jurisdictions, when payments became due on its guarantee), (i) it received less than reasonably equivalent value or fair consideration for incurring obligations under the guarantee, and (ii) that any one of the following conditions was then satisfied:

•	the guarantor was insolvent or rendered insolvent by reason of incurring its obligations under its guarantee;

•	the guarantor was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay as those debts matured.

In applying these factors, a court would likely find that a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for its guarantee, except to the extent that it benefited directly or indirectly from the registered notes’ issuance or from the construction of the racino. The determination of whether a subsidiary was or was rendered “insolvent” would vary depending on the law of the jurisdiction being applied. Generally, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts (including contingent or unliquidated debts) as they become absolute and matured.

A court might also avoid a guarantor’s guarantee and the security interest in its assets if the court concluded that the guarantor entered into the guarantee with actual intent to hinder, delay, or defraud creditors. If a court avoided a guarantor’s guarantee, you would no longer have a claim against that subsidiary. There can be no assurance that the assets of the other guarantors would be sufficient to pay amounts then due under the notes.

Certain Bankruptcy Considerations—We are uncertain how the bankruptcy of our member would affect our ability to continue to operate.

The Old Evangeline Downs, L.L.C. is a limited liability company organized under the laws of the State of Louisiana. Limited liability companies (“LLCs”) are relatively recent creations under the laws of the State of Louisiana and other jurisdictions. Generally, LLCs are intended to provide both the limited liability of the corporate form for their members and certain advantages of partnerships, including “pass-through” income tax treatment for members, and thus have attributes of both corporations and partnerships. Given their recent creation, LLCs and their members have been involved in relatively few bankruptcy cases as debtors, and there has been little reported judicial authority addressing bankruptcy issues as they pertain to LLCs. There is some authority that the bankruptcy of a partnership’s general partner may lead to the winding up or dissolution of the partnership. It is possible that a bankruptcy court might hold, by analogy, that an LLC member’s bankruptcy would have a similar effect on a LLC. In the absence of judicial precedent, there can be no assurance as to the effect that the bankruptcy of our member might have on our ability to continue in business.

Restrictive Covenants—The indenture governing the notes and our proposed senior secured credit facility will contain covenants that significantly restrict our operations.

The indenture governing the notes and the agreement governing our proposed senior secured credit facility will contain, and any other future debt agreements may contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business. These covenants will place restrictions on our ability and the ability of our subsidiaries to, among other things:

•	pay dividends, redeem stock or make other distributions or restricted payments;

•	incur indebtedness or issue preferred membership interests;

•	make certain investments;

•	create liens;

•	agree to payment restrictions affecting the subsidiary guarantors;

•	consolidate or merge;

•	sell or otherwise transfer or dispose of assets, including equity interests of our restricted subsidiaries;

•	enter into transactions with our affiliates;

•	designate our subsidiaries as unrestricted subsidiaries;

•	use the proceeds of permitted sales of our assets; and

•	change our line of business.

It is expected that our proposed senior secured credit facility also will require us to meet a number of financial ratios and tests. Compliance with these financial ratios and tests may adversely affect our ability to adequately finance our operations or capital needs in the future or to pursue attractive business opportunities that may arise in the future. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be adversely affected by our operations and by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default under the notes and our other indebtedness.

Change of Control Offer—Our ability to repurchase the notes upon a change of control may be limited.

Upon the occurrence of specific change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The lenders under our proposed senior secured credit facility will have a similar right to be repaid upon a change of control. Any of our future debt agreements may contain a similar provision. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of notes or repayment of our other indebtedness. The terms of our proposed senior secured credit facility also will limit our ability to purchase your notes until all debt under our proposed senior secured credit facility is paid in full. Any of our future debt agreements may contain similar restrictions. If we fail to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the indenture which would, in turn, constitute an event of default under our proposed senior secured credit facility and could constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default. Important corporate events, such as takeovers, recapitalizations or similar transactions, may not constitute a change of control under the indenture governing the notes and thus not permit the holders of the notes to require us to repurchase or redeem the notes. See the section entitled “Description of Notes—Offers to Repurchase the Notes—Repurchase of the Notes at the Option of the Holder Upon a Change of Control.”

Redemption of Notes Required by the Gaming Authorities—You may be required to sell your notes if any gaming authority finds you unsuitable to hold them.

The current policy of the Louisiana racing and liquor agencies and authorities does not require you to be licensed or found suitable in order to own any notes. The Louisiana Gaming Control Board has exempted this note offering, therefore, prospective purchasers of the notes are effectively exempted from rules regarding suitability requirements. However, the policy of any of these agencies could change. In the event the Louisiana gaming, racing or liquor agencies or authorities require you, as a holder of the notes, to be licensed, qualified or found suitable under Louisiana gaming, racing or liquor laws, you will be required to submit an application which will be investigated by such agencies or authorities. If you are unable or unwilling to obtain such license, qualification or finding of suitability, such agencies and authorities may not grant us or, if already granted, may suspend or revoke our licenses unless we terminate our relationship with you. Under these circumstances, we would be required to repurchase your notes. There can be no assurance that we will have sufficient funds or otherwise will be able to repurchase any or all of your notes.

Risks Relating to Construction of the Racino

Failure to Complete the Racino on Time and within Budget—We could encounter problems during development and construction that could substantially increase the construction costs of the racino or delay its opening.

There can be no assurance that we will complete all portions of the racino on time or within budget. Construction projects such as the construction of the racino are subject to significant development and construction risks, any of which could cause unanticipated cost increases and delays. These include the following:

•	shortages of energy, material and skilled labor;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in law applicable to gaming and horse racing projects;

•	changes to the plans or specifications;

•	weather interferences or delays;

•	engineering problems;

•	labor disputes and work stoppages;

•	disputes with contractors;

•	environmental and real property issues;

•	fire, earthquake, hurricane and other natural disasters;

•	change in political, financial or economic conditions, including as a result of international conflict; and

•	geological, construction, excavation and equipment problems, including special challenges and risks associated with construction on terrain historically used for oil-drilling.

The casino portion of the racino is scheduled to be completed and opened in March 2004. However, opening the casino by this date assumes that there are no unforeseen difficulties or delays.

The construction design documents for the racino will be subject to revisions during the construction of the facility. Such revisions could result in inefficiencies or modifications to the design documents that could cause actual construction costs to exceed budgeted amounts. For example, certain items may need to be modified or replaced after they have been purchased, constructed or installed in order to conform with the final design documents or building code requirements. There can be no assurance that changes in the scope of the project will not be required, even though they are not part of the general contractor’s guaranteed maximum price. The total remaining cost to design, develop, construct, equip and open the racino is expected to be approximately $88.5 million. We deposited an aggregate of approximately $65.5 million of the net proceeds of the offering of the old notes into construction disbursement and completion reserve accounts to fund a portion of the costs of the design, development, construction, equipping and opening of the racino. Funds will be disbursed from the construction disbursement and completion reserve accounts only upon satisfaction of certain conditions, including the approval of the disbursements by the independent construction consultant. However, if the independent construction consultant fails to perform its responsibilities as required, funds could be disbursed from these accounts without having satisfied all applicable requirements.

Numerous regulatory licenses, permits and approvals are necessary to construct and operate the racino. We have obtained a portion of the necessary permits, including our gaming license, racing license and building permits. However, during the course of development and construction of the racino, we expect to obtain the remaining permits, such as local building permits, liquor licenses and regulatory approval for gaming space configuration which will determine the number of slot machines we are entitled to operate. There can be no assurance that we will be able to obtain all necessary permits and, even if obtained, such permits could have conditions and restrictions that could adversely affect the completion of the racino. Failure to complete or open our racino as currently contemplated may have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under the notes and our other indebtedness.

Additional Sources of Funds Required—We may not be able to find sufficient funding to pay for the development of the racino.

The net proceeds of the offering of the old notes is not sufficient to fund all of the construction costs of the racino. Our construction budget and initial operating budget anticipate that we will obtain a senior secured credit facility of up to $15.0 million and furniture, fixtures and equipment financing. We do not have any binding agreements for such financing, and we cannot be certain that such financing will be obtained on commercially reasonable terms or at all.

If we are unable to obtain financing under our proposed senior secured credit facility or obtain furniture, fixtures and equipment financing or do not have sufficient cash flow from operations, or if actual construction costs exceed budgeted amounts, we will be required to do one or more of the following: seek alternative financing; use a portion or all of our completion reserve account and other contingency reserves; materially modify our construction plans; or use cash from operations that would otherwise be used for other purposes. There can be no assurance that any of these alternatives will be available. If we are unable to obtain alternative financing on terms and conditions favorable to us or at all, or if we must materially alter our construction plans or construction schedule, we will not be able to complete the racino project as currently planned which could materially adversely affect our financial condition and our ability to meet our payment obligations under the notes and our other indebtedness.

Licensing—If a schedule of live racing meets at the new horse racetrack is not established by January 21, 2005 or if we fail to meet the minimum live racing day requirements, our gaming license will be canceled and all slot machine gaming at the racino must cease.

Our failure to complete construction of the horse racetrack at the racino or to establish a schedule of live racing meets at the new horse racetrack by January 21, 2005, will result in the cancellation of our gaming license. While Louisiana allows us to operate slot machines at the racino prior to completion of the new horse racing facility and the commencement of live racing at the new horse racetrack, Louisiana gaming regulations and our gaming license require that the racino must be constructed and a schedule of live racing meets at the new horse racetrack must be established by January 21, 2005, which is within two years from the date of the grant of our gaming license. In addition, to maintain our gaming license, we must remain an “eligible facility” under the Pari-Mutuel Act. This means that we must, among other things, have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the new horse racetrack. Live racing days typically vary in number from year to year and are based on a number of factors, including the number of suitable race horses and the occurrence of severe weather, many of which are beyond our control. If either a schedule of live racing meets at the new horse racetrack has not been established by January 21, 2005 or we fail to have the minimum number of live racing days, our gaming license will be canceled, and the casino would be required to cease operations. Any cessation of our operation could have a material adverse affect on our business and financial condition and ability to meet our payment obligations under the notes and our other indebtedness.

Risks Relating to Our Business

Substantial Leverage—We have a substantial amount of indebtedness which could adversely affect our financial condition and prevent us from meeting our payment obligations under the notes and our other indebtedness.

We have a significant amount of indebtedness. In addition to the notes, we are permitted under the indenture governing the notes to incur up to $15.0 million of indebtedness under a new senior secured credit facility, incur indebtedness to purchase furniture, fixtures and equipment, and incur up to $5.0 million of additional indebtedness. If we satisfy debt coverage tests, we could incur further indebtedness. If new debt were to be incurred in the future, the related risks could intensify.

Our substantial indebtedness could have important consequences to you and significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations under the notes and our other indebtedness;

•	result in an event of default if we fail to satisfy our obligations under the notes or our other indebtedness or fail to comply with the financial and other restrictive covenants contained in the indenture or our proposed senior secured credit facility, which event of default could result in all of our indebtedness becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to pay our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, development projects, general operational requirements and other purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures and other activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in our business; and

•	place us at a competitive disadvantage compared to competitors that are not as highly leveraged.

Dependence Upon a Single Gaming Site—Our cash flow to meet our payment obligations under the notes and our other indebtedness is dependent solely on the racino.

We deposited a portion of the net proceeds of the offering of the old notes in an interest reserve account to fund the first three payments of fixed interest on the notes. Once funds in the interest reserve account have been depleted, we will rely exclusively on cash flow generated by the racino and, until live racing meets have been scheduled at our new horse racetrack, our existing horse racetrack as well as any amount that may be available under our proposed senior secured credit facility, to meet our payment obligations under the notes and our other indebtedness. After live racing meets are scheduled at the racino, we will close the existing horse racetrack and will rely on cash flow generated by the racino to meet such payment obligations. Although we also operate off-track betting parlors (each, an “OTB”), cash flow generated by the OTBs may not be available to service the notes because the indenture governing the notes permits us to transfer the assets and operations of the OTBs, under certain conditions, into an unrestricted subsidiary and therefore outside of the limitations of the indenture.

Although our plans include approximately 1,600 slot machines, the actual number of slot machines we are permitted to operate is subject to regulatory approval of the configuration of our gaming space. If we have insufficient funds available under our proposed senior secured credit facility, and the casino is not generating sufficient cash flow to meet our payment obligations under the notes by the date on which we are required to make the third fixed interest payment on the notes, we may be unable to make the required interest payments to you.

The racino’s future operating performance will be subject to many economic, competitive, legislative and business factors that we are not able to control. The impact of these factors will be more significant to us than it would be to a diversified gaming company or to a gaming company that does not depend on seasonal earnings from racing. Weather and other factors could cause complete or partial closure of our facilities or reduce the number of people visiting our facilities. We will have no operating cash flow to service the notes for any period that our facility is not in service. In addition, to maintain our gaming license, we must have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the new horse racetrack. We also are vulnerable to any adverse changes in general political, financial and economic conditions (including as a result of international conflict) and any negative economic, competitive, demographic or other conditions affecting the State of Louisiana, the cities of Lafayette and Opelousas and surrounding areas from which we expect to attract patrons. If the economy of any of these areas suffers a downturn or if any of that area’s larger employers lays off workers, we may be adversely affected as the disposable income of consumers in that area declines. Although we maintain insurance policies, insurance proceeds may not adequately compensate us for all economic consequences of any loss. If the racino is not able to generate sufficient cash flow, we may not be able to meet our payment obligations under the notes and our other indebtedness.

Dependence on the Operator—We will depend upon services to be provided by the Operator. If the Operator ceases to provide these services for any reason and alternative sources cannot be found, our business and our ability to satisfy our obligations under the notes and our other indebtedness could be materially adversely affected.

We have entered into a management services agreement with the Operator to manage the day-to-day operations of the racino. Although the agreement terminates on the earlier of eight years after we begin operating the casino portion of the racino and the date that PGC sells its direct or indirect beneficial membership interest in us, there can be no assurance that the agreement will remain in effect for its duration. The Operator may terminate the agreement upon the earlier of (1) our default under the agreement which materially adversely affects our financial condition or results of operations or (2) upon our failure to make any monetary payment required under the agreement. Although, the agreement provides limited circumstances under which we may terminate the Operator as the manager of our new racino, the failure on the part of the Operator to manage the racino profitably is not a basis for termination. If the Operator ceases to provide management services for any reason, including that it is not deemed suitable to manage the racino by the Louisiana Gaming Control Board or the Louisiana State Racing Commission, we would need to find alternative sources of these management services. There can be no assurance that we would be able to find alternative sources on economically advantageous terms and conditions or at all or that any replacement manager would have the same experience, expertise or national name recognition as the Operator. If we were unable to find alternative sources for these management services, our ability to conduct our gaming operations may be significantly impaired which could materially adversely affect our financial condition and our ability to satisfy our obligations under the notes and our other indebtedness. See the section entitled “Other Material Agreements—Management Services Agreement.”

Concentration of Ownership—All of our voting equity interests are indirectly beneficially owned in the aggregate by the members of the board of managers of PGP, which board effectively manages our operations, and such ownership may give rise to a conflict of interest.

All of our voting equity interests are indirectly beneficially owned or controlled in the aggregate by Messrs. Stevens, Luzich, Oliver and Whittaker. Specifically, M. Brent Stevens, our Chief Executive Officer, is also a manager of PGP and the Chief Executive Officer of PGP and PGC. Mr. Stevens indirectly beneficially owns or controls (through his beneficial ownership or control of voting equity interests in PGP) approximately 66.2% of our equity interests. Michael Luzich, our President and Secretary, is also a manager of PGP and the President and Secretary of PGC and PGP. Mr. Luzich indirectly beneficially owns (through his ownership of voting equity interests in PGP) approximately 32.3% of our equity interests. Terrance W. Oliver, a manager of PGP, indirectly beneficially owns (through his direct ownership of interests in The Oliver Family Trust) approximately 1.5% of our equity interests. Andrew R. Whittaker, a manager of PGP, indirectly beneficially owns (through his indirect ownership of voting equity interests in PGP) approximately 4.2% (included in the 66.2% owned or controlled by Mr. Stevens) of our equity interests. In addition, Mr. Stevens has the right to designate three of the five members of PGP’s board of managers, including one of the two independent managers, and Mr. Luzich has the right to designate two of the five members of PGP’s board of managers, including one of the two independent managers, for so long as Mr. Stevens and Mr. Luzich, respectively, beneficially hold at least 5% of the voting equity interests of PGP. See the sections entitled “Management,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions” and “Plan of Distribution.”

Accordingly, these individuals have the power to elect a majority of our managers, appoint new management and approve any action requiring the approval of holders of our equity interests, including adopting amendments to our certificate of formation, approving mergers or sales of substantially all of our assets or changes to our capital structure, or pursuing other transactions which may increase the value of their, PGC’s or PGP’s equity investment even though these transactions may involve risks to you as a holder of notes. There can be no assurance that the interests of these individuals, PGC or PGP will not conflict with your interests as a holder of notes.

Interested Party Matters—PGP, PGC and OEDA and certain of their managers and executive officers have interests in us that may differ from your interests as a holder of notes.

PGC and OEDA are primarily responsible for supervising the construction of and managing the racino. PGC has owned and operated the Diamond Jo riverboat casino located in Dubuque, Iowa since 1999. Neither PGC nor any of its affiliates is restricted from managing other gaming operations, including new gaming ventures or facilities that may compete with us. Such activities could require significant amounts of time of PGC’s officers and managers and adversely affect their ability to operate us.

Other than the pledge of our stock by OEDA as collateral, neither PGC nor OEDA will guarantee the notes or otherwise provide any credit support to us. Under the indenture governing PGC’s outstanding senior secured notes, PGC is restricted, except in limited circumstances, from distributing cash or granting credit support to us and some of its other subsidiaries and from engaging in certain transactions with us and some of its other subsidiaries. On the other hand, PGC may redesignate us as restricted subsidiaries under its indenture. In such a case, our business and operations would become subject to, and would be required to comply with, the restrictions set forth in PGC’s indenture. The restrictions in PGC’s indenture could have a material adverse effect on our business, financial condition and results of operations and our ability to service the notes and our other indebtedness.

In addition, M. Brent Stevens, our Chief Executive Officer, a manager of PGP and the chief executive officer of PGP and PGC, and Andrew R. Whittaker, a manager of PGP, are an Executive Vice President and a Vice Chairman, respectively, of Jefferies & Company, Inc., the initial purchaser in connection with the issuance of the old notes. See the sections entitled “Certain Relationships and Related Transactions” and “Plan of Distribution.”

Risk of a New Venture—We do not have any similar prior operating history or history of earnings.

We have no operating history or history of earnings with regards to racino operations. In addition, neither we nor the Operator has any experience in operating or marketing a casino in Opelousas, Louisiana. There also is not an established history of casino gaming in the area in which we will operate the racino. As a result, you must evaluate our business prospects in light of the difficulties frequently encountered by companies in the early stages of substantial real estate development and gaming projects and the risks inherent in the establishment of a new business enterprise. There can be no assurance that we or the Operator will be able to successfully operate the racino, that the racino will be profitable or that we will generate sufficient cash flow to meet our payment obligations under the notes and our other indebtedness.

Difficulty in Attracting and Retaining Qualified Employees—If we are unable to attract and retain a sufficient number of qualified employees or are required to substantially increase our labor costs, our business, results of operations and financial condition will be materially adversely affected.

The operation of our business requires qualified executives, managers and skilled employees with gaming industry experience and qualifications to obtain the requisite licenses. We may have difficulty attracting and retaining a sufficient number of qualified employees and may be required to pay higher levels of compensation than we have estimated in order to do so. If we are unable to attract and retain a sufficient number of qualified employees or are required to substantially increase our labor costs, we may not be able to operate our business in a cost effective manner or at all.

Competition—We compete directly and indirectly with other casinos and pari-mutuel wagering facilities as well as other forms of gaming. Increased competition could have a material adverse effect on our business.

The gaming industry in Louisiana is highly competitive, and the racino will face competition from a variety of gaming alternatives. We will face competition from other casino and pari-mutuel gaming facilities located approximately 50 to 100 or more miles from us. Under current Louisiana law, there are a total of 15 riverboat gaming licenses. Pinnacle Entertainment was recently awarded the fifteenth and last license to operate a riverboat casino in Lake Charles, Louisiana, which has not yet been constructed. In addition, pursuant to the Pari-Mutuel Act, three of the four existing pari-mutuel horse racetracks in Louisiana conducting live racing are permitted to install slot machines. Another horse racetrack that is allowed to have gaming operations is located in Vinton, Louisiana, near Lake Charles, which is over 100 miles away. In addition, there are three Native American tribes operating casinos in Louisiana, the closest of which is located approximately 50 miles from our proposed facility. The fourth Native American tribe in Louisiana has proposed to develop a casino in DeSoto Parish, over 150 miles from the racino site. There also is a land-based casino currently operating in New Orleans, over 100 miles from Lafayette. We also will face competition from truck stop video poker parlors and OTBs in areas surrounding Lafayette and Opelousas.

In addition to competing with gaming facilities in Louisiana, we will compete to some extent with other forms of gaming on both a local and national level, including state-sponsored lotteries, charitable gaming, on- and off-track wagering, and other forms of entertainment, including motion pictures, sporting events and other recreational activities. It is possible that these secondary competitors could reduce the number of visitors to our facilities or the amount they are willing to wager, which could have a material adverse effect on our ability to generate revenue or maintain our profitability.

Adoption by Louisiana or any neighboring state of more favorable gaming laws or laws authorizing new or additional gaming facilities could increase the competition that we face.

For example, proposals were introduced in the last regular session of the Louisiana House of Representatives to authorize slot machine gaming in Orleans Parish (over 100 miles from Lafayette) as well as at live harness or standard bred horse racetracks (which is different from thorough bred or quarter horse racing which we conduct). We believe that this Orleans Parish bill will likely be enacted by the Louisiana legislature, but that the Louisiana legislature will unlikely authorize slot machine gaming at live harness or standard bred horse racetracks. If slot machine gaming is authorized by the Louisiana legislature at live harness or standard bred horse racetracks, increased competition could have a material adverse effect on our financial condition by reducing our net income and operating cash flows. Similar proposals may be introduced in the future to authorize additional gaming in these or other parishes, and any of such proposals could become law. In addition, new or expanded operations by others, including Native American casinos, can be expected to increase competition in our industry and could limit new opportunities for us or result in the saturation of certain gaming markets, including the market in which we operate. For more information relating to government regulation of gaming in Louisiana, see “—Government Regulations—Extensive gaming and racing-related regulation continuously impacts our operations.”

Increased competition may require us to make substantial capital expenditures to maintain and enhance the competitive positions of our properties, including updating slot machines to reflect changing technology, refurbishing rooms and public service areas periodically, replacing obsolete equipment on an ongoing basis and making other expenditures to increase the attractiveness and add to the appeal of the racino. Because we are highly leveraged, after satisfying our obligations under our outstanding indebtedness, there can be no assurance that we will have sufficient funds to undertake these expenditures or that we will be able to obtain sufficient financing to fund such expenditures. If we are unable to make such expenditures, our competitive position could be materially adversely affected.

Governmental Regulation—Extensive gaming and racing-related regulation continuously impacts our operations.

The ownership, management and operation of our facilities is subject to extensive laws, regulations and ordinances which are administered by the Louisiana State Gaming Control Board, the Louisiana State Racing Commission, and various other federal, state and local government entities and agencies. We are subject to regulations that apply specifically to the gaming industry and horse racetracks and casinos, in addition to regulations applicable to businesses generally. See the section entitled “Licensing and Regulatory Matters.”

Government regulations require us to, among other things:

•	pay gaming and racing fees and taxes in the State of Louisiana;

•	obtain gaming and racing licenses in Louisiana for the racino, which licenses we must have renewed periodically and which may be suspended or revoked if we do not meet detailed regulatory requirements; and

•	receive and maintain state and local licenses to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities.

The compliance costs associated with these laws, regulations and licenses are significant. For example, the effective rate of total taxes and fees on our slot machine proceeds currently is approximately 36.5%. Additionally, we will have to pay $0.25 to the Louisiana State Racing Commission for each patron attending a live race at our horse racetrack and all patrons at our OTBs. By comparison, the riverboat casinos pay 21.5% of net gaming proceeds in state taxes plus additional taxes and fees to local municipalities which may or may not add up to the amount the racinos are charged, and Native American casinos pay no state taxes on net gaming proceeds.

The Louisiana State Gaming Control Board and the Louisiana State Racing Commission have broad authority and discretion to require us and our officers, directors, managers, members, employees and certain security holders to obtain and maintain various licenses, registrations, permits, findings of suitability and other approvals. To enforce applicable laws and regulations, governmental authorities may, among other things, limit, suspend or revoke the licenses of any gaming entity or individual, and may levy fines or forfeiture of assets against us or individuals for violations of such laws and regulations. In addition, the actions of persons associated with us and our management and employees, over whom we may have no control, could jeopardize any licenses held by us. There can be no assurance that we will be able to maintain our existing licenses, registrations, findings of suitability, permits and approvals or obtain when necessary any new ones. Any failure to renew or maintain our licenses or receive new licenses when necessary could prevent us from conducting our business, which would result in a material decrease in our net income and operating cash flows.

From time to time, various proposals have been introduced in the Louisiana legislature that, if enacted, would affect the tax, regulatory, operational or other aspects of the gaming and racing industries. In 1996, the State of Louisiana adopted a statute in connection with which votes were held locally where gaming operations were conducted and which, had the continuation of gaming been rejected by the voters, might have resulted in the termination of operations at the end of their current license terms. During the 1996 local gaming referendums, Lafayette Parish voted to disallow gaming in the Parish, whereas St. Landry Parish, the site of our relocation, voted in favor of gaming. All parishes where riverboat gaming operations are currently conducted voted to continue riverboat gaming, but there can be no guarantee that similar referenda might not produce unfavorable results in the future. Proposals to amend or supplement the Louisiana Riverboat Economic Development and Gaming Control Act and the Pari-Mutuel Act also are frequently introduced in the Louisiana State legislature. In the 2001 session, a representative from Orleans Parish introduced a proposal to repeal the authority of horse racetracks in Calcasieu Parish (i.e., Delta Downs) and St. Landry Parish (i.e., our proposed racino) to conduct slot machine gaming at such horse racetracks and to repeal the special taxing districts created for such purposes. If adopted, this proposal would have effectively prohibited us from operating the casino portion of our racino. Most recently, in the 2002 session of the Louisiana House of Representatives, representatives from Lake Charles and Shreveport (adjacent to parishes in which a racino and a pari-mutuel horse racetrack, respectively, currently operate) introduced a proposal requesting the Louisiana State Racing Commission to study the feasibility and economic impact of licensing additional racing facilities in the State and to suspend granting any additional licenses for new racing facilities until the legislature has been granted additional time to review the racing commission’s findings. In addition, the State legislature, from time to time, considers proposals to repeal the Pari-Mutuel Act. If these proposals were approved or if legislation were enacted prohibiting gaming in Louisiana or if new taxes or fees were introduced or the rates of existing taxes and fees were increased, it could have a material adverse effect on our ability to conduct our business through, among other things, increasing competition, limiting or restricting the types of gaming activity in which we may engage and reducing our net income and operating cash flows, and our ability to meet our payment obligations under the notes and our other indebtedness.

Environmental Laws—We are subject to environmental laws and potential exposure to environmental liabilities.

We are, and upon completion of the racino will be, subject to various federal, state and local environmental laws, ordinances and regulations, including those governing the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety or our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, the owner of a site may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

We have not identified any such issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, it is possible that historical or neighboring activities have affected one or more of our properties and, as a result, there can be no assurance that material obligations or liabilities under environmental laws will not arise in the future which may give rise to compliance costs that could have a material adverse effect on our business and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “likely,” “continue” and similar terms and phrases, including references to assumptions, and include all discussions of our plans for the design, development, construction and operation of the racino. The forward-looking information contained in this prospectus is generally located under the headings “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management’s current beliefs or estimates of future results or trends. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions, including those relating to the design, construction, development and anticipated results of operations of the racino. Accordingly, there can be no assurance that such plans, intentions or expectations will be achieved or that any trends noted in this prospectus will continue. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We do not plan to update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations, might cause us to modify our plans or objectives, may affect our ability to pay timely amounts due under the notes and/or may affect the value of the notes, include, but are not limited to:

•	our ability to complete the construction of the racino on time and within budget, the failure of which could result in, among other things, the cancellation of our gaming license and our inability to make payments on the notes;

•	our ability to enter into our proposed senior secured credit facility and to procure other necessary financing for furniture, fixtures and equipment relating to the construction and development of the racino;

•	our failure to obtain, delays in obtaining, failure to renew or the loss of any licenses, permits or approvals, (including gaming, racing, alcoholic beverage and tobacco licenses), or the limitation, conditioning, suspension or revocation of any such licenses, permits or approvals;

•	our dependence on a single gaming facility, a single gaming market and the number of live racing days at our facility;

•	uncertainties in starting up new operations, including our ability to retain qualified employees and to conduct our gaming operations;

•	the availability and adequacy of the cash flow from the racino to meet our operational and debt service requirements, including payment of amounts due under the notes and our other indebtedness;

•	our substantial indebtedness and the effect of restrictive covenants in our debt instruments on our operating and financial flexibility;

•	competition in the gaming or racing industry, including, without limitation, new or expansion of existing Native American gaming establishments and the availability and success of alternative gaming or racing venues and other entertainment attractions;

•	other risks related to the notes (including the value of the collateral) and to high-yield securities and gaming securities generally;

•	our control by Peninsula Gaming Partners, LLC and potential conflicts of interest with Peninsula Gaming Partners, LLC and its affiliates;

•	adverse changes or developments in laws, regulations or taxes in the gaming or racing industry, or a decline in the public acceptance of gaming or racing;

•	other adverse conditions, such as adverse economic conditions, changes in general customer confidence or spending, weather-related factors, factors relating to the current state of world affairs, including war, and any further acts of terrorism or any other destabilizing events, that may adversely affect the economy in general and/or the casino industry in particular; and

•	other factors discussed under the section entitled “Risk Factors” or elsewhere in this prospectus and factors that may be disclosed from time to time in our SEC filings or otherwise.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any proceeds from the issuance of the new notes in the exchange offer. You will receive, in exchange for old notes tendered by you and accepted by us in the exchange offer, new notes in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our existing debt.

We used the net proceeds of the offering of the old notes to repay existing indebtedness and (together with cash from operations, borrowings under our proposed senior credit facility and furniture, fixtures and equipment financing) to build the racino facility. We deposited the net proceeds from the offering of the old notes, after repaying existing indebtedness, into (i) a construction disbursement account, from which funds will be periodically withdrawn to fund (together with cash from operations, borrowings under our proposed senior secured credit facility and furniture, fixtures and equipment financing) the design, construction, development, equipping and opening costs of the racino, (ii) an interest reserve account, the funds in which will be used to pay the first three payments of fixed interest on the old notes and (iii) a completion reserve account.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at March 31, 2003. This table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed financial statements, including the notes thereto, included elsewhere in this prospectus.

As of March 31, 2003
($ in millions)
Cash and cash equivalents(1)	$ 0.7

Debt:
Notes offered hereby(2)	$120.8

Total debt	120.8
Total members’ capital	10.8

Total capitalization	$131.6

(1)	Cash and cash equivalents does not include proceeds of the offering of the old notes as the use of these proceeds is restricted to (i) the design, development, construction, equipping and opening of the racino, (ii) the payment of interest on the old notes and (iii) repayment of outstanding debt at the date of the offering.
(2)	Includes the net proceeds of the offering of the old notes deposited in the construction disbursement, interest reserve and completion reserve accounts. A portion of this amount has been and will be used to fund construction of the racino and pay the first three payments of fixed interest on the notes.

SELECTED FINANCIAL DATA

The selected historical financial data at December 31, 2001, for the years ended December 31, 2000 and 2001, for the period January 1 to August 30, 2002 (Predecessor), at December 31, 2002 and for the period August 31 to December 31, 2002 (Successor) have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical financial data at December 31, 2000 have been derived from our audited financial statements not included elsewhere in this prospectus. The selected historical financial data at and for each of the years ended December 31, 1998 and 1999 have been derived from our unaudited financial statements. The selected historical financial data for the three months ended March 31, 2002 (Predecessor) and at March 31, 2003 and for the three months ended March 31, 2003 (Successor) have been derived from our unaudited financial statements. The unaudited financial statements have been prepared by us on a basis consistent with the audited financial statements and include all normal recurring adjustments necessary for a fair presentation of information set forth therein. The data presented below is a summary only, should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto appearing elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Fiscal Year Ended December 31,				January 1, through August 30, 2002(1)	August 31, through December 31, 2002(1)	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	1998	1999	2000	2001
STATEMENTS OF OPERATIONS DATA:
Revenues
Meet	$4,274,741	$4,493,371	$4,187,371	$3,827,889	$3,348,108	$463,970	$340,594	$401,790
Off-track betting	7,863,233	7,946,460	8,059,366	8,337,246	5,387,021	2,372,353	2,213,450	2,213,732
Concession	1,201,267	1,253,011	1,190,624	1,113,044	971,238	185,215	145,759	161,990

Total revenues	13,339,241	13,692,842	13,437,361	13,278,179	9,706,367	3,021,538	2,699,803	2,777,512
Operating Expenses
Meet	3,427,499	3,461,025	3,568,563	3,546,139	3,034,289	664,037	415,819	542,252
Off-track betting	4,994,121	5,165,620	5,240,303	5,216,505	3,454,157	1,568,790	1,378,310	1,357,373
Concession	1,089,295	1,194,011	1,148,970	1,131,499	886,708	187,438	157,005	161,073
General and administrative	1,030,184	1,116,966	1,448,067	1,251,099	791,846	371,157	236,895	361,456
Bad debts	32,000	648	92,847	434	—	—
Depreciation and amortization	720,453	727,626	659,963	655,194	138,166	77,806	64,292	67,110
Management fee					64,644	160,000		120,000
Litigation settlements	18,542	—	76,776	5,946	—	—		1,600,000
Loss on abandoned assets	28,300	44,409	12,067	12,801	—	—
Relocation expense	311,101	597,536	511,031	404,738	—	—
Impairment charges on long-lived assets	—	—	—	4,361,134	—	—

Total operating expenses	11,651,495	12,307,841	12,758,587	16,585,489	8,369,810	3,029,228	2,252,321	4,209,264

Income (loss) from operations	1,687,746	1,385,001	678,774	(3,307,310)	1,336,557	(7,690)	447,482	(1,431,752)

Other income (expenses)
Earnings (losses) from equity affiliate	(22,202)	(14,725)	(14,209)	58,862	—	—	—	—
Interest expense	(1,224,461)	(1,192,255)	(1,157,239)	(1,121,835)	(769,163)	(748,787)	(269,871)	(2,294,672)
Interest income	23,140	38,423	27,657	10,720	9,243	(4,979)	4,075	73,728

Total other expense	(1,223,523)	(1,168,557)	(1,143,791)	(1,052,253)	(759,920)	(753,766)	(265,796)	(2,220,944)

Income (loss) before income taxes	464,223	216,444	(465,017)	(4,359,563)	576,637	(761,456)	$181,686	$(3,652,696)
Income tax benefit (expense)	6,447	9,138	(221,343)	—	—	—

Net income (loss)	$470,670	$225,582	$(686,360)	$(4,359,563)	$576,637	$(761,456)	$181,686	$(3,652,696)

	At December 31,					As of March 31, 2003
	1998	1999	2000	2001	2002
BALANCE SHEET DATA:
Cash and cash equivalents	$1,202,778	$1,683,413	$1,042,728	$994,830	$962,652	$659,077
Property, plant and equipment, net	6,946,821	6,808,916	6,030,483	1,495,802	8,796,268	13,271,502
Total assets	14,274,013	14,073,632	12,161,060	7,208,712	42,741,843	146,563,467
Long-term debt	11,766,975	11,399,838	10,981,852	10,527,560	0	121,553,818
Total debt(2)	12,102,298	11,765,333	11,393,082	10,981,852	20,125,000	121,953,818
Total members’ equity (deficit)	525,684	461,266	(1,541,083)	(5,900,646)	14,470,600	10,817,904

	Predecessor					Successor	Predecessor	Successor
	Fiscal Year Ended December 31,				January 1, through August 30, 2002(1)	August 31, through December 31, 2002(1)	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	1998	1999	2000	2001
Ratio of earnings to fixed charges(3)	1.4x	1.2x	0.6x	-2.9x	1.7x	0.1x	1.7x	-0.5x

(1)	As a result of OEDA’s acquisition of us that was accounted for using the purchase method of accounting and due to a practice known as “push down” accounting, as of August 31, 2002, the date on which OEDA acquired 100% of us, we adjusted our consolidated assets and liabilities to their estimated fair values based upon an independent valuation and management’s estimates. Therefore, the financial statements presented for the post-acquisition period are not comparable to the financial statements presented for the pre-acquisition periods.
(2)	Total debt includes short-term and long-term borrowings (net of applicable discounts), and current maturities of long-term debt, and excludes intercompany payables.
(3)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of net income (loss) before income taxes, excluding capitalized interest. Fixed charges consist of interest on indebtedness, including capitalized interest. For the years ended December 31, 2000, 2001, the period August 31 through December 31, 2002 and the three months ended March 31, 2003, our earnings were insufficient to cover our fixed charges by $0.5 million, $4.4 million, $0.8 million and $3.7 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by, our financial statements, including the notes thereto, and the other financial information included elsewhere in this prospectus.

Overview

We currently own and operate a 94,200 ft2 pari-mutuel wagering complex located near Lafayette, Louisiana, which offers pari-mutuel wagering live and simulcast on thoroughbred and quarter horse races. We also operate an OTB in New Iberia, Louisiana, that offers simulcast pari-mutuel wagering, and an OTB in Port Allen, Louisiana, that offers video poker gaming and simulcast pari-mutuel wagering. Our business operations generate revenue from three main sources:

Pari-Mutuel Operations.    The pari-mutuel segment consists of pari-mutuel wagering on live thoroughbred and quarter horse races, from the middle of April through Labor Day in September. We also offer a mixture of simulcast wagering six days per week. The two OTBs offer six days of pari-mutuel wagering on simulcast races. Pari-mutuel revenues are a function of wagering handle, or the total amount wagered, without regard to predetermined deductions. The total amounts wagered form a pool of funds from which winnings are paid based on odds determined solely by the wagering activity. In pari-mutuel wagering, patrons bet against each other rather than against the operator of the facility, or with pre-set odds. The horse racetrack acts as a stakeholder for the wagering patron and deducts from the amounts wagered a gross commission. We also generate revenue from simulcasting our races to other horse racetracks. The simulcast fees are determined by the contract agreed upon with the horse racetrack in question. Out of our live and simulcast commission revenues, we are required by statute to pay taxes to the state of Louisiana.

Food and Beverage Operations.    The food and beverage operations at the main horse racetrack include a full service 850-seat clubhouse restaurant, four concession stands and four other bars. The two off-track betting parlors each include a kitchen that prepares short order food and a bar that serves alcoholic and non-alcoholic beverages.

Gaming Operations.    Only the Port Allen OTB parlor operates video poker gaming. The machines are currently owned and operated by a third party. We are currently expanding the Port Allen OTB from 18 to 100 video poker machines which will initially be operated by a third party until we obtain a license. Under Louisiana’s racing and off-track betting laws, we have a right of prior approval with respect to any applicant seeking a permit to operate an OTB within a 55-mile radius of our horse racetrack. This effectively gives us the exclusive right, at our option, to operate OTBs within a 55-mile radius of our horse racetrack, provided that such OTBs are not also within a 55-mile radius of another horse racetrack.

Gaming revenues represent net revenues from video poker gaming which is calculated by taking gross revenues from video poker gaming taken in by the third party operator, or the total amount wagered, net of winning patron payout, less: (i) franchise fees (22.5% of the net device revenue) paid to the Louisiana Office of State Police and (ii) fees paid to the machine owner (60% of the net device revenue less the franchise fees). The remaining amount is recorded as gaming revenue. Historically, 50% of the net device revenue less (i) franchise fees and (ii) a $116 credit per machine per month was paid to the Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. (“LHBPA”) as video poker purses. However, under the current interpretation of net device revenues as defined by the Louisiana Supreme Court (application for rehearing pending), the only deduction currently allowed prior to the equal division of the net device revenues with the LHBPA is $116 credit per machine per month. Prior to the Louisiana Supreme Court’s ruling, we settled with the LHBPA and, accordingly, have no liability to the LHBPA for any periods prior to February 26, 2003 (date of the settlement) other than the $1.6 million settlement amount. Based on historical video poker revenues, we expect the Louisiana Supreme Court’s interpretation to have an annual negative impact to income from operations of approximately $60,000.

In 1997, the State of Louisiana passed the Pari-Mutuel Act, which permitted three of the four companies operating pari-mutuel wagering facilities in Louisiana which offer live horse racing to install slot machines at their horse racetrack facilities, subject to ratification by the voters of the individual parishes. The voters of Lafayette Parish, where our existing horse racetrack is located, have not approved the installation of slot machines at our horse racetrack facility. However, in October 1997 the voters of St. Landry Parish approved the operation of both slot machines and pari-mutuel wagering. Therefore, we are proceeding to move our operations to Opelousas within St. Landry Parish. In August 2002, we purchased all of the land necessary to develop our new racino. Plans for our new racino facility include a casino containing approximately 1,600 slot machines with several dining options and a pari-mutuel horse racetrack with related facilities for a total remaining cost of approximately $88.5 million.

Results of Operations

The results of operations for the three months ended March 31, 2003 and 2002 discussed below represent the consolidated results of operations of the successor and predecessor companies respectively. The results of operations for 2002 include the consolidated results of operations for the period January 1 to August 30, 2002 for the predecessor company and our consolidated results of operations for the period August 31 to December 31, 2002 for the successor company. The results of operations for 2001 and 2000 represent the consolidated results of operations of the predecessor company for the years then ended. As a result of the substantially different capital structure of our company in comparison to that of the predecessor company, and of the applications of purchase accounting in connection with the acquisition, our results of operations may not be comparable to the results of operations of the predecessor company.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Revenues

Meet revenues increased slightly to $0.4 million for the three months ended March 31, 2003 from $0.3 million for the three months ended March 31, 2002. This increase is primarily attributed to (i) an increase in the number of simulcasting days during the three months ended March 31, 2003 compared to the three months ended March 31, 2002 and (ii) commissions received from a horse sale we held during the three months ended March 31, 2003 (we did not host a corresponding horse sale during the three months ended March 31, 2002). Meet revenues accounted for 14.5% and 12.6% of the total revenues for the three months ended March 31, 2003 and 2002, respectively.

Off-track betting revenues remained substantially unchanged at $2.2 million for the three months ended March 31, 2003 and 2002 and accounted for 79.7% and 82.0% of the total revenues for the three months ended March 31, 2003 and 2002, respectively.

Concession revenue remained substantially unchanged at $0.2 million for the three months ended March 31, 2003 and 2002 and accounted for 5.8% and 5.4% of the total revenues for the three months ended March 31, 2003 and 2002, respectively.

Operating Expenses

Meet expense increased 30.4% to $0.5 million for the three months ended March 31, 2003 from $0.4 million for the three months ended March 31, 2002. This increase is primarily attributed to increases in (i) payroll expenses of approximately $48,000 due to an increase in the number of employees to improve the services provided to the horsemen for horse training, (ii) an increase in utilities of approximately $20,000 due to an increase in utility rates, (iii) an increase in stable expenses of approximately $18,000 due to a change in location of, and the related increase in cost of, waste disposal and (iv) expenses associated with the horse sale (as noted above) of approximately $15,000.

Off-track betting expense remained substantially unchanged at $1.4 million for the three months ended March 31, 2003 and 2002 which is consistent with off-track betting revenue stated above.

Concession expense remained substantially unchanged at $0.2 million for the three months ended March 31, 2003 and 2002.

General and administrative expense increased 52.6% to $0.4 million for the three months ended March 31, 2003 from $0.2 million for the three months ended March 31, 2002. This increase is primarily due to (i) an increase in professional fees of approximately $56,000, primarily legal expenses related to the LHBPA video poker settlement and (ii) an increase in management payroll of approximately $46,000.

Management fees of $0.1 million accrued but not paid during the three months ended March 31, 2003 relate to a management services agreement we entered into with the Operator. See the section entitled “Other Material Agreements—Management Services Agreement” for further details regarding this agreement.

Depreciation and amortization expense remained substantially unchanged at $0.1 million for the three months ended March 31, 2003 and 2002.

Litigation settlement expense during the three months ended March 31, 2003 of $1.6 million relates to the litigation settlement with the Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. in February 2003.

Other Income

Net interest expense increased to $2.2 million for the three months ended March 31, 2003 from $0.3 million for the three months ended March 31, 2002. This change is primarily due to the change in our debt structure. During the period January 1 through February 25, 2003 and the period February 26 through March 31, 2003, we had outstanding interest bearing debt of approximately $20.0 million and $123.2 million, respectively, compared to approximately $10.9 million during the three months ended March 31, 2002.

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

Revenues

Meet revenues remained substantially unchanged at $3.8 million in 2002 and 2001, respectively, and accounted for 30.0% and 28.8% of the total revenues in 2002 and 2001, respectively.

Net off-track betting revenues decreased 6.9% to $7.8 million in 2002 from $8.3 million in 2001 and accounted for 61.0% and 62.8% of the total revenues in 2002 and 2001, respectively. This decrease in revenue is primarily due to a 6.4% decrease in amounts wagered by our customers at our OTB locations attributable to a market decline consistent with other Louisiana OTBs and the impact of Hurricane Lili, which forced the closing of our Lafayette betting at the horse racetrack locations and our Port Allen facility for 3 days each, and our New Iberia facility for 5 days.

Concession revenue increased 3.9% to $1.2 million in 2002 from $1.1 million in 2001. This increase is primarily attributed to our efforts to improve the menu and quality of service offered to our customers.

Operating Expenses

Meet expense increased 4.3% to $3.7 million in 2002 from $3.5 million in 2001. This increase is primarily attributed to (i) an increase in utilities of $56,000 due to an increase in utility rates, (ii) an increase in stable expenses of approximately $48,000 due to a change in location of, and related increase in cost of, waste disposal and (iii) an increase in property insurance expense of approximately $28,000 due to an increase in insurance premiums.

Off-track betting expense decreased 3.7% to $5.0 million in 2002 from $5.2 million in 2001. This decrease is primarily attributed to the decrease in off-track betting revenue stated above.

Concession expense remained substantially unchanged at $1.1 million in 2002 and 2001.

General and administrative expense decreased 7.0% to $1.2 million in 2002 from $1.3 million in 2001. This decrease is primarily due to the elimination of management fees that were paid to the predecessor company in 2001 of $150,000.

Management fees of $0.2 million accrued but not paid in 2002 relate to a management services agreement we entered into with the Operator. See the section entitled “Other Material Agreements—Management Services Agreement” for further details regarding this agreement.

Depreciation and amortization expense decreased 67.0% to $0.2 million in 2002 from $0.7 million in 2001. This decrease is due to adoption of SFAS 142, which provides that goodwill and certain indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value. Amortization of such assets were $0.4 million in 2001.

Relocation expenses in 2001 of $0.4 million reflect lobbying, legal and other costs related to our relocation in connection with the racino project that cannot be capitalized under existing authoritative guidance and are recorded as an expense in the period incurred.

Other Income

Earnings from an equity affiliate of $0.1 million relates to our 25% investment in Intertrack Partners, a Louisiana general partnership operating an OTB in Rapids Parish, Louisiana (“Intertrack”). As of December 31, 2000, we recorded a negative equity investment balance of $0.1 million representing our estimate of our share of the partnership liabilities. Upon the satisfaction of all liabilities to third parties in 2001, the equity method of accounting was suspended and no additional loss was charged to operations. Accordingly, our 2001 share of losses was not recorded; instead we recorded $0.1 million of income to reflect the recoupment of our negative capital account recorded as an estimate of partnership liabilities in 2000.

Net interest expense increased 36.2% to $1.5 million in 2002 from $1.1 million in 2001 primarily due to the amortization of deferred financing costs of $0.3 million associated with our loan and security agreement with Foothill Capital Corporation entered into on August 30, 2002 and an increase in interest expense of $0.1 million related to an increase in outstanding debt in 2002.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Revenues

Net meet revenues decreased 8.6% to $3.8 million in 2001 from $4.2 million in 2000 and accounted for 28.8% and 31.2% of the total revenues in 2001 and 2000, respectively. The decline in meet revenue, both overall and as a percentage of our total revenues, was primarily attributable to a 12% decline in attendance for our live meets, which resulted in a $1.4 million decline in the handle for the wagering on track for our live races.

Net off-track betting revenues increased 3.4% to $8.3 million in 2001 from $8.1 million in 2000 and accounted for 62.8% and 60.0% of the total revenues in 2001 and 2000, respectively. This increase in revenue is primarily due to a 4.5% increase in amounts wagered by our customers at all of our OTB locations.

Concession revenues decreased 6.5% to $1.1 million in 2001 from $1.2 million in 2000. This decrease is primarily attributed to the decline in live meet attendance.

Operating Expenses

Meet expense remained substantially unchanged at approximately $3.5 million in 2001 and 2000.

Off-track betting expense remained substantially unchanged at $5.2 million in 2001 and 2000.

Concession expense remained substantially unchanged at $1.1 million in 2001 and 2000.

General and administrative expense decreased 13.6% to $1.3 million in 2001 from $1.4 million in 2000. This decrease is primarily due to a decrease in employee medical insurance of $73,000 and consulting fees of $23,000.

Bad debt expense of $0.1 million in 2000 is due primarily to increasing the allowance for doubtful accounts related to a $0.3 million note receivable from Intertrack.

Depreciation and amortization expense remained substantially unchanged at $0.7 million in 2001 and 2000.

Lawsuit settlements of $0.1 million relate primarily to the settlement paid in 2000 to the LHBPA relating to video poker payments for the period from November 1995 through December 1995.

Relocation expenses of $0.4 million and $0.5 million in 2001 and 2000, respectively, reflect lobbying, legal and other costs related to our relocation in connection with the racino project that are not capitalizable under existing authoritative guidance and are recorded as an expense in the period incurred.

Impairment charges on long-lived assets of $4.4 million were charged to income from operations in 2001. In connection with our assessment of the events surrounding the racino project, a review was performed of the carrying values of long-lived assets, including the recorded balance of the line item “Goodwill and other intangible assets.” We determined that the sale of a 50% interest of us to OEDA, which was consummated on February 15, 2002, significantly changed the time period over which the horse racing facility in Lafayette, Louisiana would be used. This review was performed pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed of.” As a result of this review, we recorded a charge of $4.4 million in 2001 to record the related assets at fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Other income

Net interest expense remained substantially unchanged at $1.1 million in 2001 and 2000.

Recent Accounting Pronouncements

SFAS No. 142 “Goodwill and Other Intangible Assets” provides that goodwill and certain indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This new pronouncement also amends APB Opinion No. 51 “Consolidated Financial

Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and also broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of SFAS No. 144 on January 1, 2002, did not have any impact on our financial position or results of operations for the year ended December 31, 2002.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. This statement requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions for this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of SFAS No. 146 to have a material effect on our results of operations or financial position.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. We periodically evaluate our policies and the estimates and assumptions related to these policies. We also periodically evaluate the carrying value of our assets in accordance with generally accepted accounting principles. We operate in a highly regulated industry and are subject to regulations that describe and regulate operating and internal control procedures. The majority of our revenues are in the form of cash, which by its nature, does not require complex estimates. We also made certain estimates surrounding our application of purchase accounting related to the acquisition and the related assignment of costs to goodwill and other intangible assets.

In addition, contingencies are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal matters requires us to use judgment. Many of these legal contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases. However, an adverse outcome could have a material impact on our financial condition and operating results.

Liquidity and Capital Resources

Cash Flows from Operating, Investing and Financing Activities for the period ended March 31, 2003

Our cash and cash equivalents balance decreased to $0.7 million at March 31, 2003 from $1.0 million at December 31, 2002.

Cash flows used in operating activities of $0.5 million for the three months ended March 31, 2003 consisted of net loss of $3.7 million increased by non-cash charges of $0.7 million, principally amortization and write off of deferred financing costs, and an increase in working capital of $2.5 million. The change in working capital is primarily comprised of an increase in accrued interest of $1.2 million related to the old notes and an additional $1.2 million accrual related to the outstanding balance of the LHBPA litigation settlement.

Cash flows used in investing activities for the three months ending March 31, 2003 was $91.3 million consisting of (i) an increase in restricted cash—racino project and restricted investments of $87.7 million related to the investment of proceeds from the old notes into interest bearing cash equivalents and investments whose distribution is restricted as outlined in the Cash Collateral and Disbursement Agreement, (ii) approximately $2.1 million for the purchase of land at St. Landry Parish (the future site of the racino project) and architecture fees associated with the racino project, (iii) approximately $1.2 million in development costs related to our acquisition and our racing and gaming licenses and (iv) cash outflows of approximately $0.3 million used for capital expenditures mainly related to the renovation of our OTB at Port Allen, Louisiana.

Cash flows from financing activities for the three months ended March 31, 2003 of $91.5 million reflects the net proceeds from the offering of the old notes of $120.7 million. These proceeds were offset by (i) principal payments to repay outstanding debt totaling $20.1 million and (ii) deferred financing costs paid of $9.1 million associated with the issuance of the old notes.

Cash Flows from Operating, Investing and Financing Activities for the year ended December 31, 2002

Our cash balance remained constant at $1.0 million at December 31, 2001 and 2002.

Cash flows from operating activities of $1.5 million for the year ended December 31, 2002 consisted of net loss of $0.2 million increased by non-cash charges of $0.5 million, principally depreciation and amortization of deferred financing costs, and an increase in working capital of $1.2 million. The change in working capital is primarily comprised of an increase in accrued expenses of $0.7 million which is primarily due to an increase in accrued interest related to notes payable where interest is not due until the maturity of the notes.

Cash flows used in investing activities for the year ended December 31, 2002 was $5.5 million including $4.7 million for the purchase and development of the land and building at St. Landry Parish (the future site of the racino project) and approximately $0.7 million in development costs related to OEDA’s acquisition of us and license costs. In addition, cash outflows of approximately $0.1 million were used for capital expenditures in 2002. Capital expenditures are expected to be approximately $1.1 million in 2003, approximately $1.0 million of which relates to the Port Allen OTB renovation and the purchase of video poker machines.

Cash flows from financing activities for the year ended December 31, 2002 of $3.9 million reflects the proceeds of a $4.5 million note payable to William E. Trotter, II, the proceeds of which were used to purchase land and to pay other development costs associated with the racino project. These proceeds were offset by deferred financing costs and expenses paid of $0.3 million, principal payments on our term loan with Foothill Capital Corporation of $0.2 million and principal payments on long-term debt to related parties of $0.1 million.

Contractual Obligations and Contingent Liabilities and Commitments

Our future contractual obligations related to debt (excluding interest) and operating leases at March 31, 2003 were as follows (in millions of dollars):

	Payments due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt	$124.4	$0.4	$0.8	$—	$123.2
Operating Leases	1.4	0.5	0.9	—	—
Other Contractual Cash Obligations	4.4	0.8	3.6	—	—

Total	$130.2	$1.7	$5.3	$—	$123.2

Off-Balance Sheet Transactions

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

OEDA Acquisition

During 2002, PGC, indirectly through its wholly-owned subsidiary OEDA, became our sole member as a result of the following transactions:

On June 27, 2001, BIM3 Investments, a Louisiana partnership and a 50% owner of our membership interests, entered into an agreement to sell 50% of our membership interests to PGP, our parent. The agreement was assigned by PGP to OEDA on October 23, 2001. On February 15, 2002, OEDA consummated the acquisition of 50% of our membership interests and a one-half (½) interest in two promissory notes issued by OED in the aggregate principal amount of $10,909,244 (the “Old OED notes”), for an aggregate purchase price of $15,000,000 (the “BIM3 Purchase”).

The source of funds for the BIM3 Purchase was $3,000,000 of cash on-hand and $12,000,000 of borrowings under PGC’s credit facility with Foothill Capital Corporation. In connection with the BIM3 Purchase, PGC paid consent fees totaling $887,500 to holders of the $71,000,000 Peninsula notes due July 1, 2006 (the “Peninsula notes”).

On June 25, 2002, PGP entered into an agreement with William E. Trotter, II (“Trotter”) and William E. Trotter, II Family L.L.C., a Louisiana limited liability company (“WET2LLC”) to acquire (i) the remaining 50% interest in the Old OED notes owned by Trotter, and (ii) our remaining 50% membership interest owned by WET2LLC (the “Trotter Purchase”). On August 30, 2002, OEDA consummated the Trotter Purchase for a purchase price consisting of cash of $15,546,000 plus a contingent fee of one half of one percent (0.5%) of the net slot revenues generated by the new casino to be located in St. Landry Parish for a period of ten years commencing on the date the casino opens to the public.

The source of funds for the Trotter Purchase described above was (1) $8,450,000 of borrowings under OEDA’s loan and security agreement with Foothill Capital Corporation entered into and assigned to us on August 30, 2002 (the “Term Loan”) and (2) proceeds from a $7,325,000 intercompany note issued by OEDA in favor of PGP due June 30, 2003 (the “PGP note”). Additionally, in connection with the Trotter Purchase, we and PGP issued, as joint obligors, a $4,500,000 note payable to Trotter (the “Trotter note”), the proceeds of which were used to purchase the land on which the racino will be operated and to pay certain deferred financing costs and reimbursable expenses. The source of cash provided by PGP pursuant to the PGP note relates to the proceeds from a $7,325,000 note payable issued by PGP in favor of WET2LLC due June 30, 2003 (the “WET2LLC note”).

On August 30, 2002, OEDA entered into the Term Loan with Foothill Capital Corporation providing for borrowings of $8,450,000. Borrowings under the Term Loan bear interest at a rate equal to Prime + 3.75%, subject to a minimum rate of 7.5% (interest rate of 8.0% at December 31, 2002). The Term Loan contained, among other things, covenants, representations and warranties and events of default customary for loans of this type, including, but not limited to certain requirements relative to the financing, construction and development of the racino project and a minimum EBITDA maintenance covenant. Under the Term Loan, EBITDA was defined as consolidated net earnings (or loss), excluding extraordinary gains or losses, plus interest expense, income taxes, and depreciation and amortization. The obligations under the Term Loan were secured by substantially all of OED’s assets and guaranteed by PGP. In addition, the Term Loan required OED to make principal payments of $50,000 per month beginning October 1, 2002. At December 31, 2002, OED had borrowings outstanding under the Term Loan of $8,300,000. On February 26, 2003, a portion of the net proceeds of the offering of the OED Notes was used to terminate the Term Loan and repay all outstanding borrowings thereunder.

On August 30, 2002, OEDA issued the $7,325,000 PGP note due June 30, 2003. The source of cash provided by PGP pursuant to the PGP note relates to the proceeds from the $7,325,000 WET2LLC note. The

PGP note and the WET2LLC note bear interest at a rate of 7% until January 31, 2003, thereafter at a rate of 8% until February 28, 2003, thereafter at a rate of 9% until March 31, 2003 and thereafter at a rate equal to the greater of (1) 12% or (2) the fixed interest rate on indebtedness evidenced by a note offering consummated by OED to finance the racino project. On February 26, 2003, a portion of the net proceeds of the offering of the OED notes was used to repay all outstanding borrowings under the PGP note (the proceeds of which in turn paid off the WET2LLC note).

On August 30, 2002, OED and PGP, as joint obligors, issued the $4,500,000 Trotter note due June 30, 2003 and bearing interest at a rate of 7% until March 31, 2003 and thereafter at a rate equal to the greater of (1) 12% or (2) the fixed interest rate on indebtedness evidenced by a note offering consummated by OED to finance the racino project. On February 26, 2003, a portion of the net proceeds of the offering of the OED notes was used to repay all outstanding borrowings under the Trotter note.

We accounted for OEDA’s acquisition of all of the membership interests in us as a purchase in accordance with SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” The purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition. To the extent the purchase price exceeded the fair value of the net identifiable assets acquired, such excess has been recorded as intangible assets. Under the provisions of SFAS 142, goodwill and other intangible assets with indefinite lives arising from the acquisition will not be amortized but will be reviewed at least annually for impairment and written down and charged to income when its recorded value exceeds its estimated fair value.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date. Third party valuations have been obtained for property and equipment.

(in thousands)
Current assets	$ 2,317
Property and equipment	1,369
Other assets	1,090
Intangible assets	28,393

Total assets	33,169
Liabilities assumed	(2,623)

Purchase price	$30,546

Intangible assets of $28.4 million acquired as part of the OED acquisition were identified and valued as follows (in millions):

Slot Machine and Electronic Video Game Licenses	$24.6
Tradename	$ 2.5
Horse Racing Licenses	$ 1.3

Total	$28.4

Racino Project

As described in this prospectus, we are planning to design, construct, manage and operate a new casino and contiguous racetrack facility with pari-mutuel wagering and slots in St. Landry Parish, Louisiana. The Operator will manage and supervise the construction of the racino. Other than the pledge of our stock by OEDA as collateral, neither PGC nor OEDA will guarantee the notes or otherwise provide any credit support to us. We have purchased all the necessary land to develop our racino, and the total remaining cost to design, develop, construct, equip and open the racino is expected to be approximately $88.5 million.

Immediately following the completion of the offering of the old notes, we had cash and cash equivalents of approximately $89.7 million, after deducting for fees and expenses related to the offering of the old notes and after repaying outstanding borrowings of $20.5 million, including principal and accrued interest. These cash and cash equivalents were deposited in the construction disbursement, interest reserve and completion reserve accounts and will be used to fund (together with cash from operations, available borrowings under our proposed senior secured credit facility and furniture, fixtures and equipment financing) construction of our new racino in Opelousas, and to fund the first three payments of fixed interest on the notes. In addition, we are currently in discussions with Foothill Capital Corporation to enter into a new $15.0 million senior secured credit facility and furniture, fixtures and equipment financing.

We believe that cash on hand and cash generated from operations will be sufficient to satisfy our working capital and capital expenditure requirements (excluding the costs of designing, developing, constructing, equipping and opening the racino) and to satisfy our other debt service requirements. However, we cannot assure you that this will be the case. If cash on hand and cash generated from operations are insufficient to meet these obligations, we may have to refinance our debt or sell some or all of our assets to meet our obligations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks which are inherent in our financial instruments which arise from transactions entered into in the normal course of business. Market risk is the risk of loss from adverse changes in market prices and interest rates. We do not currently utilize derivative financial instruments to hedge market risk, and we do not hold or issue derivative financial instruments for trading purposes.

We are also exposed to fair value risk due to changes in interest rates with respect to our long-term fixed interest rate debt borrowing. Our fixed rate debt instruments are not generally affected by a change in the market rates of interest, and therefore, such instruments generally do not have an impact on future earnings. However, future earnings and cash flows may be impacted by changes in interest rates related to indebtedness incurred to fund repayments as such fixed rate debt matures. The following table contains information relating to our fixed rate debt borrowings which are subject to interest rate risk (dollars in millions):

Description	Contract Terms	Interest Rate	Cost	Fair Value
Senior Secured Notes with Contingent Interest	due March 1, 2010	13% Fixed	$123.2	$123.8	*

*	Represents fair value as of May 22, 2003 based on information provided by a nationally recognized investment banking firm.

We have no investments in market risk sensitive instruments issued by others. The only securities owned by us are the shares of common stock of our wholly-owned subsidiary, The Old Evangeline Downs Capital Corp.

Seasonality and Inflation

Our operations are subject to seasonal fluctuations, which is usually stronger during live racing season which runs from April through September. In general, our payroll and general and administrative expenses are affected by inflation. Although inflation has not had a material effect on our business to date, we could experience more significant effects of inflation in future periods.

BUSINESS

The Company

We own and operate the Evangeline Downs pari-mutuel horse racetrack near Lafayette, Louisiana. This horse racetrack has been in operation since 1966 and is one of only four pari-mutuel horse racetracks operating in Louisiana. We are currently developing a casino and pari-mutuel horse racetrack facility, or “racino,” in nearby Opelousas, Louisiana, which facility will replace our existing horse racetrack near Lafayette and where we will be permitted to operate slot machines and conduct live horse racing. Our approximately 532-acre racino site is located approximately 20 miles north of Lafayette, our primary market, at the intersection of Interstate 49 and U.S. Highway 190. There are no other casinos located within approximately 50 miles of the racino site or within approximately 50 miles of Lafayette.

The racino will be located in St. Landry Parish, which is adjacent to Lafayette Parish where our existing horse racetrack is located. On December 19, 2002, we received our racing license to operate in St. Landry Parish, and on January 21, 2003, we received our gaming license to operate slot machines at the racino, subject to customary conditions. We are relocating our existing operations to St. Landry Parish because St. Landry Parish will permit us to operate both slot machines and pari-mutuel wagering at the new racino while Lafayette Parish permits us to operate only pari-mutuel wagering at our existing horse racetrack.

Racino Development

The design of the racino will incorporate a Southern Louisiana Cajun roadhouse theme on the exterior, with a complementary regional Acadian atmosphere on the interior. Current plans for the racino include:

•	a casino with approximately 1,600 slot machines;

•	parking spaces for 1,990 cars and 5 buses;

•	a one-mile dirt track with inner 7/8-mile turf track;

•	stables for 920 horses;

•	grandstand and clubhouse seating for 1,436 patrons and apron and patio space for an additional 3,000 patrons; and

•	several dining options, including a 340-seat buffet, 82-seat fine dining restaurant, 192-seat food court and 202-seat sports bar with an additional 98-seat screened patio.

We have purchased all the necessary land to develop our racino, and the total remaining cost to design, develop, construct, equip and open the racino is expected to be approximately $88.5 million. The construction and development of the racino project is expected to be completed in two phases. During the first phase, we will construct the casino and related casino amenities, which we expect to open in March 2004, at a total remaining cost of approximately $68.6 million. During the second phase, we will construct the horse racetrack and related facilities for a total remaining cost of approximately $19.9 million. We expect to be prepared to begin scheduling live racing meets in December 2004. We will continue to operate our existing horse racetrack until live racing meets are scheduled at the racino, at which time we will cease operations at our existing horse racetrack.

On February 25, 2003, we entered into a bonded guaranteed maximum price construction contract for $52.0 million with W.G. Yates & Sons Construction Company for the construction of the racino facility. The approximate $36.5 million remaining project budget includes the costs of equipment, additional land purchases, off-site improvements, cage cash, pre-opening expenses and development costs. W.G. Yates is an experienced casino builder, having built casinos throughout the southern United States for Boyd Gaming Corporation, Harrah’s Entertainment, and Mirage Resorts, among others. Kittrell Garlock and Associates, AIA, Ltd.,

d/b/a KGA Architecture (“KGA Architects”) is the racino architect, having most recently designed the Palms Casino in Las Vegas, Nevada, among other gaming projects. The design of the horse racetrack and related facilities has been sub-contracted by KGA Architects to Foehlich, Kow & Gong Architects, who have been involved with the design of more than 50 horse racing facilities. KGA Architects’ project management subsidiary will administer the bonded guaranteed maximum price construction contract on our behalf. We have also engaged Abacus Project Management, Inc. to act as the independent construction consultant, on behalf of the holders of notes, who certify from time to time the proper use of the portion of the net proceeds of this offering to be used to develop the racino pursuant to the terms of the Cash Collateral and Disbursement Agreement. Abacus has extensive experience representing lenders in such capacity, including lenders to several resort developments and a pari-mutuel horse racetrack in Arizona.

We anticipate that, as of the opening of the casino which we expect to be in March 2004, we will have approximately $18.8 million in the construction, interest reserve and completion reserve accounts (considering the use of approximately $16.3 million from the interest reserve account to pay the present value of the first two payments of fixed interest on the notes and approximately $54.6 million from the construction disbursement account). In calculating the above balances, we do not consider any cash flow, income or losses from operations or any interest earned on the funds in the construction disbursement, interest reserve and completion reserve accounts through such time or funds available from other financing sources. No assurances can be given that any of these funds will be available when the casino opens.

Description of Facilities

Set forth below is a description of our current plans for our new racino and a description of our existing facilities.

Racino Under Development.    Our new racino is designed to be a state-of-the-art gaming facility featuring slot machine casino gaming and pari-mutuel wagering from both live and simulcast horse racing. The racino will reside on an approximately 532-acre site adjacent to a recently opened Wal-Mart Supercenter and a planned retail complex, at the intersection of Interstate 49 and U.S. Highway 190. The main racino customer entrance will be located approximately ¼-mile from Interstate 49, and is also easily accessible from U.S. Highway 190. Our 1,990 space parking lot will accommodate 1,668 customer cars (322 additional spaces are reserved for employees) and five buses. There will be three entrances to the approximately 170,000 ft2 structure that will house our casino, amenities, grandstand, clubhouse and offices. The south entrance will be immediately accessible to the parking lot, the west entrance will feature a porte-cochere and valet parking, and the north entrance will be used by primarily by our bus customers. The exterior of the facility will have a Cajun road house theme and will feature a period water tower replica.

The interior of the facility will have a complementary Acadian atmosphere. Upon entering the facility, customers will immediately encounter an entrance to our designated casino area. Gaming regulations require that the casino area be separated from the rest of our facility with controlled entrance points. The separation barriers will resemble a decorative, wrought-iron fence that will promote an open and spacious atmosphere. The casino area will contain 15,000 ft2 of defined regulated gaming space, which equates to a casino floor area of approximately 26,000 ft2, and approximately 1,600 state-of-the-art slot machines in numerous denominations and related signage that will be grouped together to generate an atmosphere of excitement consistent with that typically found in Las Vegas-style casinos. In addition, monitors in the casino area will facilitate live and simulcast wagering within the casino area. A raised bar will occupy the center of the casino floor with cashier cages and service bars along the sides. Our primary food and beverage amenities will be located adjacent to the casino area. These amenities are expected to include a 340-seat buffet, 82-seat full-service fine dining restaurant, 192-seat food court and 202-seat sports bar with an additional 98-seat screened patio area with visibility of the horse racetrack. Past these amenities will be a 1,436-seat enclosed three-story grandstand overlooking the paddock and horse racetrack. Just outside the grandstand there will be a 3,000-person capacity apron and patio, accessible from the grandstand and overlooking the horse racetrack, providing additional capacity at peak periods. We will conduct a minimum of 80 live racing days per year during our mid-April to Labor Day season, and our import simulcast will operate five days a week year-round.

The horse racetrack will feature a one-mile long dirt track with  7/8-mile inner turf track. A paddock will be placed in close proximity to the grandstands. State-of-the-art lighting will accommodate racing at night. A lake will occupy a portion of the infield and will retain water run-off. Stables accommodating 920 horses will be located opposite from the grandstands.

OTBs.    We currently operate two OTBs, one in Port Allen, Louisiana and one in New Iberia, Louisiana. Each of these OTBs offers simulcast pari-mutuel wagering six days a week and is equipped with a bar to serve alcoholic and non-alcoholic beverages and kitchen that prepares short order food. The Port Allen OTB is located immediately off Interstate 10, across the Mississippi river from Baton Rouge. The two-story Port Allen facility currently offers off-track betting and a limited food offering. The facility is also undergoing renovation to accommodate 100 video poker machines, to upgrade the bar and cafe on the first floor and to build-out a VIP lounge and offices on the second floor. We expect to complete these renovations and install the video poker machines in May 2003. The New Iberia OTB, located on U.S. Highway 182, approximately 20 miles outside Lafayette, Louisiana, offers off-track betting and a limited food offering. Under Louisiana’s racing and off-track betting laws, we have a right of prior approval with respect to any applicant seeking a permit to operate an OTB within a 55-mile radius of our horse racetrack. This effectively gives us the exclusive right, at our option, to operate OTBs within a 55-mile radius of our horse racetrack, provided that such OTB is not also within a 55-mile radius of another horse racetrack.

Existing horse racetrack.    Our existing horse racetrack facility is located approximately five miles north of Lafayette off Interstate 49 and is comprised of a 94,200 ft2 pari-mutuel wagering complex, an approximate 2,000-space parking lot,  7/8-mile dirt track and stables for approximately 1,000 horses. The complex features an approximate 750-seat grandstand, an approximate 3,000-person capacity apron and patio, an approximately 850-seat restaurant, four concession stands and four bars. The horse racetrack offers live thoroughbred and quarter horse races a minimum of 80 days a year from mid-April through Labor Day in September. The horse racetrack also offers simulcast wagering six days a week year-round.

Marketing Strategy

Our current marketing programs are minimal and limited to the existing horse racetrack. These programs are centered around local television and radio spots, and some print advertising, highlighting the start of the racing season each year. We do not currently maintain a marketing database or conduct direct mail campaigns. We believe our existing pari-mutuel wagering operations rely on the large base of horseman and related horse racing culture, and the limited alternative entertainment venues in the area. In connection with the planned expansion of video poker at our Port Allen OTB, located just outside Baton Rouge, we will begin marketing a branded product and introduce customary casino gaming incentive programs including a players club. This marketing program will be aimed at the nearby Baton Rouge market. Our new brand will be called “Races & Aces”, and will emphasize the “Evangeline Downs” trade name, and will be promoted primarily through billboards and print advertising and limited radio spots.

We plan to significantly increase the size and scope of our marketing programs in connection with the opening and operation of our new racino. Our marketing programs will emphasize our casino gaming product, value oriented-gaming experience, food and beverage amenities, ambient atmosphere and convenient location with ease of access. Our marketing programs will include billboard and print advertising, limited television and radio spots and direct mail, as well as customary casino gaming incentive programs including the players club we are currently developing. Our advertising will be aimed primarily at the local Lafayette market and traffic passing through the intersection of Interstate 49 and U.S. Highway 190. We will begin developing a customer database, or players club, with the start of the upcoming racing season at our existing horse racetrack, approximately a year before the opening of the racino, and with the expansion of video poker at our Port Allen

OTB. The players club will reward casino play at the new racino, and repeat visits to the new racino and our Port Allen OTB, with various privileges and amenities. We will rely on database marketing to best identify target customer segments of the populations and to tailor our promotions and amenities to our core group of customers. Additionally, we will establish a bus program that will offer bus patrons incentives directed specifically to them. We will also continue to promote our horse racetrack operations separately and in connection with our other marketing programs.

Property

The racino will be constructed on approximately 532 acres of owned land located in Opelousas that we purchased in 2002.

We lease the land on which our existing horse racetrack in Lafayette is located and own the related building and improvements. The ground lease annual rental is $0 per year.

We own the land, building and improvements of our Port Allen OTB. We lease the facility that comprises our New Iberia OTB.

Employees

We currently employ approximately 145 employees. During our racing season, we employ up to approximately 325 employees. We anticipate that when the racino opens it will require the full time equivalent of approximately 600 additional employees.

Legal Proceedings

On November 8, 1994, the LHBPA filed a lawsuit against all licensed horse racetracks in the State of Louisiana. The lawsuit alleged that LHBPA did not receive the appropriate share of net revenues from video poker devices located at licensed horse racetracks. In February 2003, we entered into a settlement agreement with the LHBPA for $1.6 million. The terms of the settlement agreement require us to make payments of $400,000 annually beginning in March 2003, with additional $400,000 payments, adjusted for inflation due March 2004 through 2006. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Neither we nor our subsidiaries are a party to, and none of our nor our subsidiaries’ property is the subject of, any other pending legal proceedings other than litigation arising in the normal course of business. We do not believe that adverse determinations in any or all such other litigation would have a material adverse effect on our financial condition, results of operations or cash flows.

LICENSING AND REGULATORY MATTERS

The ownership and operation of pari-mutuel casinos and live racing facilities are subject to extensive regulation in Louisiana. Our planned racino will be subject to the Louisiana Pari-Mutuel Live Racing Facility Economic Redevelopment and Gaming Control Act (the “Pari-Mutuel Act”) and the Louisiana Horse Racing Act. Laws and regulations applicable to our current racetrack and our planned racino are administered by the Louisiana State Gaming Control Board and the Louisiana State Racing Commission.

The Horse Racing Act and The Pari-Mutuel Act

The Horse Racing Act has been in effect since 1968 and is the basis for the current statutory scheme regulating live and off-track betting for horse racing. The Horse Racing Act states, among other things, that certain policies of Louisiana with respect to horse racing are to encourage the development of the business of horse racing with pari-mutuel wagering on a high plane; to encourage the development of the breeding and ownership of race horses; to regulate the business of horse racing by licensed horse racing tracks in the state and to provide the orderly conduct of racing; to provide financial assistance to encourage the business of racing horses; and to provide a program for the regulation, ownership, possession, licensing, keeping and inoculation of horses.

The Pari-Mutuel Act became effective on July 9, 1997, and provides for numerous controls and supervision over the operation of slot facilities and requires us to comply with complex and extensive requirements. Failure to adhere to these statutes and regulations will result in serious disciplinary action against us, including monetary fines and suspension or revocation of our licenses.

The Pari-Mutuel Act allows only one facility in each of St. Landry Parish, Bossier Parish and Calcasieu Parish to be licensed to operate slot machines at a live horse racing facility. The Company is presently the only “eligible facility” in St. Landry Parish under the Pari-Mutuel Act. The Pari-Mutuel Act requires (among other things) that two conditions be met prior to the opening and operation of a slot machine casino at a live racing venue. First, a parish-wide election must approve the operation. In 1997, voters in St. Landry Parish voted to approve the slot machine casino at the racino site. Secondly, the Pari-Mutuel Act requires that an appropriate tax be levied on the slot machine operation. In 2000, an 18.5% license tax was levied upon taxable net slot machine proceeds. Therefore, we believe that both of the conditions required by the Pari-Mutuel Act have been met with respect to the racino at our site in Opelousas within St. Landry Parish.

The Pari-Mutuel Act also provides that the “designated gaming space” in any eligible facility cannot exceed 15,000 ft2, that the licensee will not allow underage gaming and that notice of toll-free telephone assistance for compulsive gamblers will be posted at the facility.

The Pari-Mutuel Act requires that licensees supplement horse racing purses and pay certain other fees from slot machine proceeds. The Pari-Mutuel Act also levies taxes on the net slot machine proceeds. Licensees must pay fifteen (15%) percent of gross slot machine proceeds to supplement purses at their facilities, pay two (2%) percent to the Louisiana Thoroughbred Breeders Association and also pay one (1%) percent to the Louisiana Quarter Horse Breeders Association. In addition to these payments, we will pay eighteen and one-half (18.5%) percent of the net slot machine proceeds (net of the payments described above) as state taxes and four (4%) percent as local taxes. The effective rate of total taxes and fees is therefore approximately 36.5%. Additionally, we will also have to pay $0.25 to the Louisiana State Racing Commission for each patron attending a live race at our horse racetrack and all patrons at our OTBs.

To remain an “eligible facility” under the Pari-Mutuel Act, we must, among other things, have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the new horse racetrack.

The Louisiana State Gaming Control Board and Our Gaming License

In 1996, Louisiana created the Louisiana Gaming Control Board, which was granted all of the regulatory authority, control and jurisdiction to license and monitor gaming facilities in Louisiana, including our planned racino. To receive a gaming license an applicant and its management must apply to the Louisiana Gaming Control Board and be investigated by the Louisiana State Police prior to licensing. The Louisiana Gaming Control Board and Louisiana State Police must determine that the applicant is suitable to conduct the gaming operations, including that the applicant (and its owners, officers, directors and key employees) is of good character, honesty and integrity, that its prior activities, reputation and associations pose no threat to the public interest or to the effective regulation of the industry and that the applicant is capable of conducting the operation of the slot machine facility. The Louisiana Gaming Control Board must also determine that the applicant has adequate financing from a source suitable and acceptable to the Louisiana Gaming Control Board.

The applicant for a gaming license, its directors, officers, key personnel, partners, and persons holding a five (5%) percent or greater equity or economic interest in the applicant will be required to be found suitable by the Louisiana Gaming Control Board. To receive a license the applicant must file an extensive application with the Louisiana Gaming Control Board, disclosing personal, financial, criminal, business and other information. The applicant is required to pay all costs of investigation. An application for a finding of suitability of a person may be denied for any cause deemed reasonable by the Louisiana Gaming Control Board. Any other person who is found to have a material relationship to or a material involvement with a gaming company also may be required to be investigated in order to be found suitable or be licensed as a business associate of an applicant. Key employees, controlling persons or others who exercise significant influence upon the management or affairs of a gaming company may be deemed to have such a relationship or involvement.

If the Louisiana Gaming Control Board were to find a director, officer or key employee of an applicant unsuitable for licensing purposes or unsuitable to continue having a relationship with an applicant, the applicant would have to dismiss and sever all relationships with such person. The applicant would have similar obligations with regard to any person who refuses to file appropriate applications. Each gaming employee must obtain a gaming employee permit which may be revoked upon the occurrence of certain specified events.

An applicant must also demonstrate that the proposed gaming operation has adequate financial resources generated from suitable sources and adequate procedures to comply with the operating controls and requirements imposed by the laws and regulations in the State of Louisiana. Additionally, the applicant must submit plans and specifications of the gaming premises specifying the layout and design of the gaming space. Proof of tax compliance, both state and federal, is also required. This submission is followed by a thorough investigation by the regulatory authorities of the applicant, its business probity, the premises and other matters. An application for any gaming license, approval or finding of suitability may be denied for any cause that the regulatory authorities deem reasonable.

We received our gaming license to operate slot machines at our racino from the Louisiana Gaming Control Board on January 21, 2003. Our license has a term of five years and is renewable for succeeding five year periods upon application for such renewal. The Louisiana Gaming Control Board retains absolute discretion over the right to renew our license upon the termination of its initial term.

OED’s gaming license authorizes the use of 15,000 square feet of designated gaming space. On February 18, 2003, OED submitted for approval its layout for the casino, which incorporated 1,631 slot machines. OED’s layout was approved based on the type of machines which were all upright machines. Should OED change the manufacturer, type and/or design of its slot machines prior to installation, it must once again go before the Louisiana Gaming Control Board to obtain approval for the new machines. Once the machines are installed, they must be inspected by regulators and tested prior to the approval of their operation.

Maintaining our gaming license is contingent in certain respects on our horse racetrack operations at our planned racino. First, our failure to complete construction of the horse racetrack at the racino or to establish a schedule of live racing meets at the new horse racetrack by January 21, 2005, will result in the cancellation of our gaming license. While Louisiana allows us to operate slot machines at the racino prior to completion of the new horse racing facility and the commencement of live racing at the new horse racetrack, Louisiana gaming regulations and our gaming license require that the racino must be constructed and a schedule of live racing meets at the new horse racetrack be established by January 21, 2005, which is within two years from the date of the grant of our gaming license. Second, to maintain our gaming license, we must remain an “eligible facility” under the Pari-Mutuel Act. This means that we must, among other things, have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the new horse racetrack.

Although we have obtained our license to conduct slot machine operations, we continue to be subject to ongoing monitoring and compliance requirements by the Louisiana Gaming Control Board and the Louisiana State Police. Additionally, we have applications pending with the Louisiana Gaming Control Board for a video draw poker establishment license and owner device license. The video draw poker establishment license would allow us to operate video draw poker devices at our approved OTB locations but not the racino, and the owner device license allows us to own those machines. The failure to obtain the video draw poker establishment license would preclude us from owning or operating video draw poker devices at our approved OTB locations. Regulations require us to comply with rigorous accounting and operating procedures, including the submission of detailed financial and operating reports. Our accounting records must include accurate, complete and permanent records of all transactions pertaining to revenue. Detailed ownership records must be kept on site available for inspection. All records must be retained for a period of five years. Audited financial statements are required to be submitted to the Louisiana State Police. Internal controls must be approved and in place beginning the first day of operation. These controls will include handling of cash, tips and gratuities, slot operations, count room procedures and management information systems. Each licensed facility is required by the Louisiana Gaming Control Board to maintain cash or cash equivalent amounts on site sufficient to protect patrons against defaults in gaming debts owed by the licensee. In addition, licensees are be subject to currency transaction report regulations.

We must also strictly comply with mandated operating procedures and supply detailed reports disclosing such compliance. Regulation of a casino’s methods of operations is extensive and will include substantially all aspects of our casino operation. Operating procedures that are subject to regulation include slot machine maintenance and operation, cash management and cash procedures, cage procedures, drop procedures, regulation of weapons in the casino, parking, access to the premises and records by regulators, gaming credit and advertising, surveillance and security standards, safeguards against underage gambling, compulsive gambling programs, physical layout and progressive jackpots.

The Louisiana Gaming Control Board retains the power to suspend, revoke, condition, limit or restrict our license to conduct slot machine operations as a sanction for violating licensing terms or for any cause they deem reasonable. In addition, monetary fines for violations may be levied against us, and our gaming operation revenues may be forfeited to the state under certain circumstances. Initial enforcement actions against a licensee are brought by the Louisiana State Police and are heard before an administrative law judge to whom the Louisiana Gaming Control Board has delegated decision making power. Either party may appeal the ruling of the administrative law judge before the full Louisiana Gaming Control Board. Either party may further appeal the ruling of the Louisiana Gaming Control Board in state court. The laws, regulations and procedures pertaining to gaming are subject to the interpretation of the regulatory authorities and may be amended. Any changes in such laws or regulations, or their current interpretations, could have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under the notes and our other indebtedness.

The Louisiana Gaming Control Board has broad regulatory power over securities issuances and incurrence of indebtedness by gaming facilities. Substantially all loans, leases, private sales of securities, extensions of credit and similar financing transactions entered into by a licensee must be approved by the Louisiana Gaming Control Board. Pursuant to a letter dated January 31, 2003, the Louisiana Gaming Control Board exempted the notes offering from any requirement for prior approval by the Louisiana Gaming Control Board. As a result of the letter of January 31, 2003, prospective purchasers of the notes are effectively exempted from the rules regarding suitability requirements. However, at any time, any holder of the notes may be called before the Louisiana Gaming Control Board to undergo a suitability investigation in the event the Louisiana Gaming Control Board determines that such holder exercises a material influence over us or our operations.

At any time the Louisiana Gaming Control Board may investigate and require the finding of suitability of any shareholder or beneficial shareholder (and if the shareholder is a corporate or partnership entity, then the shareholders or partners of the entity), officer, partner, member, manager or director of a licensee if the Louisiana Gaming Control Board believes such holder exercises a material influence over the licensee. Furthermore, all holders of more than a 5% interest in the licensee, or proposed purchasers of more than a 5% interest are automatically investigated and are required to submit to suitability requirements of the Louisiana Gaming Control Board. Any sale or transfer of more than a 5% interest in any riverboat or slot project is subject to the approval of the Louisiana Gaming Control Board.

Although the Pari-Mutuel Act does not specifically require debt holders to be licensed or to be found suitable, the Louisiana Gaming Control Board, in its sole discretion, may require the holders of debt securities to file applications and obtain suitability certificates from it. Furthermore, if the Louisiana Gaming Control Board finds that any holder exercises a material influence over the gaming operations, a suitability certificate will be required.

If the Louisiana Gaming Control Board finds that any security holder or proposed security holder, including a holder of the notes, is not qualified pursuant to the existing laws, rules and regulations, and if as a result it determines that the licensee is no longer qualified to continue as a licensee, it can propose action necessary to protect the public interest, including the suspension or revocation of a license or permit. It may also issue, under penalty of revocation of license, a condition of disqualification naming the person and declaring that such person may not (a) receive dividends or interest on securities of the licensee, (b) exercise any right conferred by securities of the licensee, (c) receive remuneration or any other economic benefit from the licensee or (d) continue in an ownership or economic interest in the licensee or remain as a director, partner, officer, or manager of the licensee. A security issued by a licensee must generally disclose these restrictions.

Louisiana State Racing Commission and Our Racing License

Pari-mutuel betting and the conducting of live horse race meets in Louisiana are strictly regulated by the Louisiana State Racing Commission, which was created pursuant to the Horse Racing Act. The Louisiana Racing Commission is comprised of ten members and is domiciled in New Orleans, Louisiana. In order to be approved to conduct a live race meet and to operate pari-mutuel wagering (including off-track betting), an applicant must show, among other things: racing experience; financial qualifications; moral and financial qualifications of applicant and applicant’s partners, officers and officials; the expected effect on the breeding and horse industry; and the expected effect on the State’s economy.

In 2000, we received from the Louisiana State Racing Commission a license to conduct live race meets and to operate pari-mutuel wagering at our existing facility. The initial term of this license is ten years subject to renewal in 2010. On December 19, 2002, we received approval to transfer our operations under our license from Lafayette Parish to St. Landry Parish for the racing season commencing in 2005. As a condition to the approval of our racing license, we are required to offer pari-mutuel wagering in the defined casino gaming space at the time we begin conducting slot machine gaming. Our current plans for our new racino include monitors and other equipment to facilitate live and simulcast wagering within the casino area in compliance with this condition.

The Louisiana State Racing Commission promulgates rules, regulations and conditions for the holding, conducting and operating of all racetracks in the state. Failure to adhere to these regulations may result in substantial fines or the suspension or revocation of our racing license. A revocation or suspension of the racing license would, in turn, result in the revocation or suspension of our gaming license to conduct slot machine operations. Any alteration in the regulation of these activities could have a material adverse effect on our operations.

Federal Regulation of Slot Machines

We are required to make annual filings with the U.S. Attorney General in connection with the sale, distribution or operation of slot machines. We are currently in compliance with such filing requirements.

Potential Changes in Tax and Regulatory Requirements

In the past, federal and state legislators and officials have proposed changes in tax law, or in the administration of the laws, affecting the gaming industry. Regulatory commissions and state legislatures sometimes consider limitations on the expansion of gaming in jurisdictions where we operate and other changes in gaming laws and regulations. Proposals at the national level have included a federal gaming tax and limitations on the federal income tax deductibility of the cost of furnishing complimentary promotional items to customers, as well as various measures which would require withholding on amounts won by customers or on negotiated discounts provided to customers on amounts owed to gaming companies. It is not possible to determine with certainty the likelihood of possible changes in tax or other laws or in the administration of the laws. The changes, if adopted, could have a material adverse effect on our financial results.

MANAGEMENT

Directors and Officers

The following information summarizes the business experience during at least the past five years of each of our officers and the board of managers of PGP. The PGP board of managers indirectly manages our operations as a result of the corporate structure and ownership of the membership interests of PGP and its subsidiaries. We are managed by OEDA, our sole member. OEDA is managed by PGC, which is OEDA’s sole member, and PGC in turn is managed by its sole voting member, PGP.

Name	Age	Position
M. Brent Stevens	42	Chief Executive Officer and Manager of PGP
Michael S. Luzich	48	President and Secretary and Manager of PGP
Terrance W. Oliver	53	Manager of PGP
Andrew R. Whittaker	41	Manager of PGP
George T. Papanier	45	Chief Operating Officer
Natalie A. Schramm	32	Chief Financial Officer

M. Brent Stevens.    Mr. Stevens is our Chief Executive Officer and is a manager and the Chief Executive Officer of PGP, the parent and sole manager of PGC. Mr. Stevens is also the Chief Executive Officer of PGC and is an Executive Vice President of Jefferies & Company, Inc., the initial purchaser of the old notes, which he joined in 1990. See also the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.” Mr. Stevens has served as a member of the board of directors of American Restaurant Group, Inc. since 1999.

Michael S. Luzich.    Mr. Luzich is our President and Secretary and is a manager, President and Secretary of PGP. Mr. Luzich is also the President and Secretary of PGC. See also the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.” Mr. Luzich is the founder and President of Cambridge Investment Group, LLC, an investment and development company located in Las Vegas, Nevada. Prior to October 1995, Mr. Luzich was a founding partner and director of Fitzgeralds New York, Inc. and Fitzgeralds Arizona Management, Inc., which were development companies responsible, respectively, for the Turning Stone Casino near Syracuse, New York, for the Oneida Tribe and the Cliff Castle Casino near Sedona, Arizona, for the Yavapai-Apachi Tribe.

Terrance W. Oliver.    Mr. Oliver serves as a manager of PGP. Since 1993, Mr. Oliver has served as a director of and consultant to Mikohn Gaming Corporation, a gaming equipment manufacturer headquartered in Las Vegas. From 1988 until 1993, Mr. Oliver served as Chairman of the Board to the predecessor company of Mikohn. From 1984 until 1996, Mr. Oliver was a founding shareholder, board member and executive officer of Fitzgeralds Gaming Corporation. Mr. Oliver retired as the Chief Operating Officer of Fitzgeralds Gaming Corporation in 1996.

Andrew R. Whittaker.    Mr. Whittaker serves as a manager of PGP and is a Vice Chairman of Jefferies & Company, Inc., the initial purchaser, which he joined in 1990. See also the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.”

George T. Papanier.    Mr. Papanier serves as our Chief Operating Officer. Mr. Papanier has served as the Chief Operating Officer of PGC since July 2000. Prior to joining PGC, Mr. Papanier was employed by Resorts Casino Hotel in Atlantic City, New Jersey as Executive Vice President and Chief Operating Officer from May 1997 to March 2000. Prior to that, Mr. Papanier served as Senior Vice President of Finance and Chief Financial

Officer of the Mohegan Sun Casino since October 1995 and Senior Vice President of Finance and Chief Financial Officer of Mohegan Sun Casino since October 1995. Mr. Papanier has been in the casino industry for 20 years working for various casinos including Sands Hotel and Casino, Golden Nugget Casino Hotel, Bally’s Grand, Trump Plaza Hotel and Casino and Hemmeter Enterprises.

Natalie A. Schramm.    Ms. Schramm serves as our Chief Financial Officer. Ms. Schramm has served as the Chief Financial Officer of PGC since July 1999. Ms. Schramm joined PGC’s predecessor, Greater Dubuque Riverboat Entertainment Company, L.C., in November 1996 and was formerly employed by Aerie Hotels and Resorts in Oak Brook, Illinois as Corporate Accounting Manager since 1992. She was responsible for the corporate accounting functions of the Silver Eagle, the Eagle Ridge Inn and Resorts, located in Galena, Illinois and the Essex Hotel, located in Chicago, Illinois. She served as Internal Audit Manager for the Silver Eagle and was a member of a development team that successfully pursued a riverboat gaming license in Indiana.

We have entered into a management services agreement with PGC and OEDA pursuant to which our daily operations will be managed. See the section entitled “Other Material Agreements—Management Services Agreement”. We have not entered into any employment agreements or other compensatory arrangements with any of our executive officers.

Board of Managers of PGP

We are controlled by OEDA, our sole member, which in turn is indirectly controlled by PGP. Under PGP’s operating agreement, the management of PGP is vested in a board of managers composed of five individuals, two of whom must be independent managers. Presently, one seat of PGP’s board of managers is vacant. A manager may resign at any time, and the member who designates a manager may remove or replace that manager from the board of managers at any time. At any time that M. Brent Stevens, together with any entity controlled by Mr. Stevens, beneficially holds at least 5% of the voting common membership interests of PGP, Mr. Stevens is entitled to designate three of PGP’s managers, including one of the two independent managers. At any time that Michael Luzich, together with any entity controlled by Mr. Luzich, beneficially holds at least 5% of the voting common membership interests of PGP, Mr. Luzich is entitled to designate two of PGP’s managers, including the other independent manager.

On May 21, 2003, PGP’s operating agreement was amended to create an executive committee consisting of Messrs. Luzich and Stevens. Under the amendment, the executive committee manages our business and affairs. The executive committee meets weekly or as otherwise agreed upon between Messrs. Luzich and Stevens. Other than with respect to any officers whose responsibilities include any project or real estate development, all executive officers of PGP and OED shall report to the Chief Executive Officer of PGP. The executive committee shall, subject to the approval of the board of managers of PGP, unanimously approve the engagement of all of our executive officers (whose compensation exceeds $100,000 annually), attorneys and accountants. In the event that the executive committee is unable to reach a unanimous determination as to any such engagement within a reasonable period of time, the executive committee shall submit the prospective engagement to the independent managers of PGP’s board, whose determination shall be final.

Executive Compensation

None of our executive officers were directly compensated by us or any of our subsidiaries in the fiscal years ended 2000, 2001 and 2002. However, our executive officers received compensation from our parent, PGC, and/or PGP, the parent of PGC in the fiscal years ended 2000, 2001 and 2002. For a description of this compensation, see the section entitled “Certain Relationships and Related Party Transactions”.

Compensation of Managers

All managers of PGP receive an annual payment of $25,000 (other than Mr. Stevens who receives $125,000) for their services as managers on the board of managers of PGP and are reimbursed for their travel and related out-of-pocket expenses for attendance at board of managers meetings.

Compensation Committee Interlocks and Insider Participation

We have no standing Compensation Committees. All compensation decisions are made by PGP, our parent and sole manager. The managers of PGP each participate in the determination of executive officer compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our membership interests are owned by our parent, OEDA which is in turn wholly-owned by PGC. PGP is the sole managing member of PGC and owns 100% of the voting membership interests of PGC. See the section entitled “Risk Factors—Risks Relating to Our Business—Interested Party Matters.”

The table below sets forth information regarding the beneficial ownership of the voting common membership interests of PGP by:

(a)  each person or entity known by us to own beneficially 5% or more of the common membership interests of PGP;

(b)  each of our executive officers and the managers of PGP; and

(c)  all of our executive officers and the managers of PGP as a group.

The following information is helpful to an understanding of, and qualifies the beneficial ownership data contained in, the table set forth below. Mr. Stevens holds 248,334 PGP common membership interests directly and 413,333 PGP common membership interests indirectly through PGP Investors, LLC. Mr. Stevens is the sole managing member of PGP Investors, LLC and exercises voting and investment power over the PGP common membership interests owned by PGP Investors, LLC. Mr. Stevens, our Chief Executive Officer and a manager of PGP, and Mr. Andrew Whittaker, a manager of PGP, are an Executive Vice President and a Vice Chairman, respectively, of Jefferies & Company, Inc, the initial purchaser in connection with the issuance of the old notes. In addition, Jefferies & Company, Inc. and some of its affiliates, officers and employees are members of PGP Investors, LLC. Mr. Whittaker holds an economic interest in approximately 41,667 PGP common membership interests indirectly through his membership in PGP Investors, LLC, but does not exercise voting or investment power with respect to these PGP common membership interests. Mr. Oliver holds his interest through The Oliver Family Trust. The total holding of all managers and executive officers as a group includes the 413,333 PGP common membership interests held by PGP Investors, LLC, over which Mr. Stevens exercises voting and investment power.

Name and Address of Beneficial Owner	Number of Voting Common Membership Interests of PGP Beneficially Owned	Percentage of Class
PGP Investors, LLC 11100 Santa Monica, 10th Floor Los Angeles, CA 90071	413,333	41.33%

M. Brent Stevens(1)	661,667	66.17%
Michael S. Luzich(1)	323,333	32.33%
Terrance Oliver(1)	15,000	1.50%
Andrew R. Whittaker(1)	41,667	4.17%
George T. Papanier(1)	—	—
Natalie A. Schramm(1)	—	—
All managers of PGP and executive officers as a group (6 persons)	1,000,000	100.00%

(1)	The business address for PGP, PGC, M. Brent Stevens, Michael S. Luzich, Terrance W. Oliver, George T. Papanier, Andrew R. Whittaker and Natalie A. Schramm is c/o Peninsula Gaming Company, LLC, 3rd Street Ice Harbor, P.O. Box 1750, Dubuque, Iowa 52004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Andrew R. Whittaker, a Vice Chairman of Jefferies & Company, Inc., is also a manager of PGP. M. Brent Stevens, our Chief Executive Officer and an Executive Vice President of Jefferies & Company, Inc., is also a manager and Chief Executive Officer of PGP and the Chief Executive Officer of PGC. Due to these relationships, those individuals may indirectly receive money from us for management fees and other amounts paid by us to PGC. See the sections entitled “Risk Factors—Risks Relating to Our Business—Concentration of Ownership” and “ —Interested Party Matters” and “Plan of Distribution.”

We entered into a management services agreement with the Operator under which the Operator will assist us in developing and managing our racino. The terms of the agreement are described below under the section entitled “Other Material Agreements—Management Services Agreement.”

Messrs. Stevens and Luzich also are entitled to receive certain payments from PGC and/or PGP in connection with certain services that they provide to PGC and PGP. Mr. Stevens, our Chief Executive Officer, received $125,000 for his services as a manager for the board of managers of PGP for 2000, 2001 and 2002, in addition to reimbursement for certain out-of-pocket expenses related to attendance at board of managers’ meetings. Mr. Stevens also is the sole managing member of PGP Advisors, LLC. Under the terms of PGP’s operating agreement, PGP Advisors, LLC may render financial advisory and consulting services to PGP, although it does not currently, and will be entitled to receive commercially reasonable fees from PGP for these services consistent with industry practices. In January 2003, Cambridge Capital Advisors, LLC, which is 99% owned directly by Mr. Luzich, our President and Secretary, entered into an amended consulting agreement with PGP. Under the terms of this amended consulting agreement, Mr. Luzich is entitled to receive from PGP compensation in an aggregate annual amount equal to (a) 2.0% of PGC’s unconsolidated earnings before interest, taxes, depreciation, amortization and other non-recurring charges during the preceding calendar year, plus (b) 2.5% of OED’s earnings before interest, taxes, depreciation, amortization and other non-recurring charges during the preceding calendar year commencing on the first day of the month succeeding the month in which OED commences gaming operations. The consulting agreement has a one-year term and, subject to the occurrence of various termination events, is renewable automatically for successive one-year terms. Under this agreement, Mr. Luzich is also entitled to reimbursement of reasonable business expenses as approved by the board of managers of PGP. For the fiscal years ended 2000, 2001 and 2002, Mr. Luzich received, $335,420, $327,128 and $336,829, respectively, under this consulting agreement.

Mr. Papanier, our Chief Operating Officer, received a salary from PGC of $109,203, $299,489 and $350,046 in the fiscal years ended 2000, 2001 and 2002, respectively. Mr. Papanier received a bonus of $190,000 in 2002. Mr. Papanier received other annual compensation (including club membership fees, automobile allowances and for reimbursement of certain out-of-pocket expenses) of $19,341, $13,150 and $12,465 in the fiscal years ended 2000, 2001 and 2002, respectively. In 2000, in connection with his relocation, PGC acquired Mr. Papanier’s current residence for which he pays all property taxes, utility expenses, and other out-of-pocket costs related to maintaining such residence, excluding the fair market value equivalent of rental expense. Additionally, Mr. Papanier received compensation of $5,250 and $5,500 in 2001 and 2002, respectively, in each case representing matching contributions made by PGC to PGC’s 401(k) plan.

In April 2000, Ms. Schramm, our Chief Financial Officer, entered into a new employment agreement with our parent, PGC. Under the terms of this employment agreement, Ms. Schramm is entitled to receive from PGC a base annual salary that is reviewed on an annual basis and adjusted upward annually by not less than five percent (5%) of the prior year’s compensation. In addition to the base salary, Ms. Schramm shall be entitled to receive an annual cash bonus payable by PGC based on her performance during the previous employment year, which is consistent with the PGC’s bonus plan for department directors. The employment agreement has an initial term of three years and, subject to the occurrence of various termination events, is renewable automatically for successive one-year terms. Ms. Schramm received a salary from PGC of $114,207, $129,567 and $136,955 in the fiscal years ended 2000, 2001 and 2002, respectively. Ms. Schramm received a bonus of $20,000, $19,328 and

$40,000 in the fiscal years ended 2000, 2001 and 2002, respectively. Ms. Schramm received other annual compensation of $3,840, $4,200 and $3,408 in the fiscal years ended 2000, 2001 and 2002, respectively, in each case representing club membership fees. Additionally, Ms. Schramm received compensation of $4,480, $5,082 and $5,500 in the fiscal years ended 2000, 2001 and 2002, respectively, in each case representing matching contributions made by PGC to PGC’s 401(k) plan.

DESCRIPTION OF PROPOSED SENIOR SECURED CREDIT FACILITY

AND INTERCREDITOR AGREEMENT

Proposed Senior Secured Credit Facility

On or shortly after the closing of this offering, we intend to enter into a new $15.0 million senior secured credit facility. Our obligations under the proposed credit facility will be secured by a lien on substantially all of our and our subsidiaries’ current and future assets, other than the construction disbursement, interest reserve, completion reserve and excess cash flow accounts and certain other excluded assets. Pursuant to the intercreditor agreement described below, the lien on the collateral securing our proposed senior secured credit facility will be senior to the lien on such collateral securing the notes and the guarantees and accordingly our obligations under the notes and the obligations of our restricted subsidiaries under the guarantees will be contractually subordinated to our obligations under such new senior secured credit facility to the extent of the collateral securing such obligations. We expect that our proposed senior secured credit facility will contain customary conditions to closing and to borrowing and will contain representations and warranties customary in other gaming-related financings. We also expect that our proposed senior secured credit facility will contain certain financial covenants and restrictions on, among other things, indebtedness, liens, investments, distributions, transactions with affiliates, asset dispositions, acquisitions and mergers. We expect that our proposed senior secured facility will contain customary events of default. We are currently in discussions with Foothill Capital Corporation, the lender under our existing senior credit facility, regarding proposed financing arrangements for the new senior secured credit facility, however there can be no assurance that we will be able to enter into our proposed senior secured credit facility or any alternative credit facility. The establishment of our proposed senior secured credit facility is subject to the approval of the gaming authorities in Louisiana. There can be no assurances that such approval will be obtained.

Intercreditor Agreement

In connection with our entering into our proposed senior secured credit facility, we expect that the trustee under the indenture for the notes (as secured party) will enter into an intercreditor agreement concurrently with the closing of such new senior secured credit facility, substantially in the form of the intercreditor agreement attached as an exhibit to the indenture, with the lender under such credit facility which, among other things, will subordinate the liens securing the notes and the guarantees to the liens securing the indebtedness under our proposed senior secured credit facility (except that the construction disbursement, interest reserve, completion reserve and excess cash flow accounts will only be security for the notes and the guarantees). See the section entitled “Description of Notes—Intercreditor Agreement.”

OTHER MATERIAL AGREEMENTS

Management Services Agreement

We have entered into a management services agreement with PGC and OEDA, together, as the Operator. Pursuant to the terms of that agreement, the Operator will manage and operate our existing horse racetrack and design, develop, construct, manage and operate the new racino and provide certain pre-opening services in connection therewith. Although the Operator may obtain services from affiliates to the extent necessary to perform its obligations, the Operator will be fully responsible for all obligations under the agreement.

Below is a summary of the material terms of the management services agreement. This summary is qualified in its entirety by the management services agreement, a copy of which will be provided to investors for their review upon request.

Duties of the Operator.    Prior to the opening of the racino, the Operator will supervise the design, development and construction of the racino and perform pre-opening budgeting, marketing, hiring of personnel, and coordinating of initial inventories and will establish security systems, data processing systems, accounting and internal controls, and preventive maintenance programs. The Operator will retain architects, engineers, contractors, designers and other specialists as it deems necessary to prepare plans and specifications for the racino. Upon opening of the racino, the Operator will be responsible for the day to day operation of the racino, including the hiring of personnel, participation in sales and promotional campaigns, maintenance and repairs and the execution of agreements necessary for the proper operation of the racino.

Fees.    The Operator is entitled to receive a pre-opening service fee equal to $40,000 per month, retroactive to June 27, 2001, which fee has not yet been paid. Payments in respect of these pre-opening service fees are not required to be paid until the earlier to occur of the commencement of operations at the casino or the operating deadline applicable to the casino under the Cash Collateral and Disbursement Agreement. The Operator is also entitled to be reimbursed for all reasonable and documented out-of-pocket expenses permitted to be incurred under the management services agreement, including, but not limited to, tax preparation, accounting, legal and administrative fees and expenses incurred in connection with the Operator’s ownership of us. The Operator is also entitled to receive a basic management fee equal to 1.75% of net revenue (less net food and beverage revenue) and an incentive fee equal to:

•	3.0% of the first $25.0 million of EBITDA (as defined below);

•	4.0% of EBITDA in excess of $25.0 million but less than $30.0 million of EBITDA; and

•	5.0% of EBITDA in excess of $30.0 million.

“EBITDA” is defined in the management services agreement as earnings before interest, income taxes, depreciation and amortization; provided, however, that in calculating earnings, the basic management fee, the incentive fee and reimbursables payable under the management services agreement shall not be deducted.

Term.    The management services agreement will terminate on the later of (i) the date that is eight years after the first date a revenue paying customer is admitted to the new racino and (ii) the date of sale by PGC of its direct or indirect beneficial ownership of our membership interests.

Termination.    The management services agreement may be terminated by mutual agreement of the parties prior to the expiration of its term. In addition:

The Operator may terminate the management services agreement if:

•	we fail to make any monetary payment required on or before the date such payment is due and such failure continues for 10 business days after receipt by us of a written notice from the Operator specifying such failure; or

•	we fail to perform our material obligations and such failure has a material adverse effect on the financial condition or results of operations of our business and such failure shall continue for a period of 30 days after written notice thereof from the Operator to us specifying in reasonable detail the nature of such failure.

We may terminate the management services agreement if:

•	The Operator fails to perform its material obligations and such failure has a material adverse effect on the financial condition or results of operations of our business and such failure continues for a period of 30 days after written notice of such failure from us to the Operator specifying in reasonable detail the nature of such failure; or

•	The Operator has been found unsuitable to provide the services contemplated by the management services agreement by the applicable gaming authorities and no appeal or other remedy is available or undertaken.

If the management services agreement is terminated, all sums owed by either party to the other will be paid within 30 days of the termination date. If the management services agreement is terminated, we will, notwithstanding such termination, be liable to the Operator for the fees earned and reimbursables incurred by the Operator thereunder before such termination as follows:

•	unpaid accrued and payable management fees, pre-opening services fees and any advances made by the Operator on behalf of us (including any unpaid accrued interest thereon), if any,

•	the present value (calculated based on projections at the time of termination and based on an 8.0% discount rate) of the projected management fees remaining unpaid during the eight year period immediately subsequent to the opening date of the new racino; provided, however, that this amount will not be payable if the termination is made by us as a result of the Operator’s default under the management services agreement;

•	all reimbursables incurred before termination thereunder, plus

•	a termination fee equal to $5.0 million plus an amount computed like interest at the rate of eight percent 8% per annum (compounded semi-annually) until such termination fee is paid.

Non-compete.    During the term of the management services, except for the new racino, we agree that we will not either directly or indirectly:

•	own, manage or operate a casino in any jurisdiction in which the Operator or any of the Operator’s affiliates own, manage or operate a casino or conduct other gaming activities, now or in the future, whether as a proprietor, partner, stockholder, advisor, consultant or in any other capacity, or

•	provide technical, marketing or other assistance to any casino or casino operator in any jurisdiction where the Operator or its affiliates own, manage or operate a casino or conduct other gaming activities.

Right of First Offer.    During the term of the management services agreement, we will offer to the Operator the right of first offer to manage and operate any casino that we or our affiliates construct, develop or own, other than the racino, located in Louisiana for which we or our affiliates are seeking to engage a third party to manage and operate.

Indemnification.    We will indemnify and hold harmless the Operator, and its members, officers, employees and agents from and against any uninsured loss, liability or cost based upon breach of any representation, warranty, covenant or agreement by us or the ownership, condition or use of the casino; provided that we will not be liable for any such loss, liability or cost solely to the extent caused by the Operator’s gross negligence, willful misconduct or criminal conduct. The Operator will indemnify and hold us, and our members, directors, officers, employees and agents, harmless from and against any uninsured loss, liability or based upon the operation, management, condition or use of the casino by the Operator only to the extent any such loss, liability or cost is caused by the Operator’s gross negligence, willful misconduct or criminal conduct.

Construction Contract

On February 25, 2003, we entered into a bonded guaranteed maximum price construction contract with W.G. Yates & Sons Construction Company pursuant to which W.G. Yates & Sons Construction Company shall act as the construction contractor for the racino facility. W.G. Yates & Sons Construction Company is an experienced casino builder having built casinos throughout the United States for Boyd Gaming Corporation (Borgata Hotel Casino & Spa, Atlantic City), Harrah’s Entertainment (Harrah’s, Tunica) and Mirage Resorts (Beau Rivage Resort & Casino, Biloxi), among others. The basis for payments under the bonded guaranteed maximum price construction contract will be the cost of the work plus a fee in the amount of 4½% of the cost of the work with a guaranteed maximum price (which is the aggregate of the cost of the work and the fee) in the amount of $52.0 million. As of March 3, 2003, the specification and drawings were 100% completed. The guaranteed maximum price in the bonded guaranteed maximum price construction contract was based upon the specifications and drawings being 80% complete and may be adjusted if a change order is approved by the contractor, us and KGA Architects. In addition, the general contractor will agree to share 50% of all cost savings with us which will be determined as subcontracts are finalized.

The bonded guaranteed maximum price construction contract covers the site preparation work for the racino site and the construction of the casino complex (excluding gaming equipment), horse racetrack, grandstand, stables and parking area. Performance of the contractor’s obligations under the bonded guaranteed maximum price construction contract will be supported by payment and performance bonds. In addition, W.G. Yates & Sons Construction Company will provide comprehensive public liability insurance, including contractual liability coverage in such amounts as shall be deemed appropriate as determined in the reasonable good faith opinion of each of the Issuers, W.G. Yates & Sons Construction Company and the Trustee under the indenture governing the notes. We have obtained builder’s all risk insurance to insure against damage to the work in place during construction. Under the bonded guaranteed maximum price construction contract, the racino will be developed in two phases with the first phase being the casino and the second phase being the horse racetrack. The first phase is to be completed within 12 months after the commencement of construction, which occurred on March 10, 2003. If the contractor fails to achieve substantial completion within such 12-month period, the contractor is obligated to pay us liquidated damages in the amount of $33,333 for each day that substantial completion has not been achieved. If the contractor achieves substantial completion prior to the expiration of such 12-month period, we will agree to pay the contractor $33,333 for each day prior to the expiration of such 12-month period that substantial completion has been achieved; provided, however, such amount may be forfeited by the contractor if it fails to complete the second phase on or before November 15, 2004.

Construction of the second phase of the racino will begin no later than December 1, 2003. The second phase is to be completed on or before November 15, 2004. If the contractor fails to achieve substantial completion by November 15, 2004, the contractor is obligated to pay us liquidated damages in the amount of $20,000 for each day that substantial completion has not been achieved. If the contractor achieves substantial completion prior to November 15, 2004, we will agree to pay the contractor $20,000 for each day prior to November 15, 2004 that substantial completion has been achieved.

In addition to adjustments to the guaranteed maximum price discussed above, the guaranteed maximum price will be subject to material increase if:

•	we change the scope of our construction plans or specifications after such construction plans and specifications have been completed;

•	we encounter unforeseen geological, environmental, or site preparation conditions;

•	unions may attempt to picket the contractor since it is not employing union contractors, which picket lines may restrict passage in and out of the property or delivery of materials; or

•	our construction plans or specifications are changed as a result of changes in the law or governmental requirements.

Architectural Contract

PGC has retained KGA Architects as the racino architect. On February 25, 2003, we entered into an architectural contract with KGA Architects for provision of architectural and engineering services related to the racino.

Cash Collateral and Disbursement Agreement

Pursuant to the Cash Collateral and Disbursement Agreement entered into among U.S. Bank National Association, as the disbursement agent and the trustee, Abacus Project Management, Inc., as the independent construction consultant and us, the net proceeds of the offering of the old notes were placed into a construction disbursement account, an interest reserve account and a completion reserve account to be disbursed by the disbursement agent.

Construction Disbursement Account

Approximately $60.5 million of the net proceeds of the offering of the old notes was deposited into a construction disbursement account and will be used to fund the design, development, construction and opening of the racino. All such funds will be held in the construction disbursement account and pledged to the trustee for the benefit of itself and the holders of the notes until disbursed in accordance with the Cash Collateral and Disbursement Agreement.

Subject to certain exceptions, the disbursement agent will disburse funds from the construction disbursement account only upon the satisfaction of the disbursement conditions set forth in the Cash Collateral and Disbursement Agreement.

The Cash Collateral and Disbursement Agreement permits advance disbursements from the construction disbursement account of up to $1.5 million in the aggregate outstanding at any time subject to certain conditions.

Interest Reserve Account

Approximately $24.2 million of the net proceeds of the offering of the old notes were deposited into an interest reserve account. Funds in this account will be invested in securities by the disbursement agent as directed by the trustee from time to time. Funds and other assets held in the interest reserve account will be pledged to the trustee for the benefit of itself and the holders of the notes. These funds will be used for the first three payments of fixed interest on the notes during the construction period of the racino in accordance with the indenture governing the notes.

Completion Reserve Account

We deposited approximately $5.0 million of the net proceeds of the offering of the notes into a completion reserve account. The funds in which account will be disbursed, upon satisfaction of certain disbursement conditions, to fund potential cost overruns and contingency amounts with respect to the design, development, construction, equipping and opening of the racino.

Construction Budget

The Cash Collateral and Disbursement Agreement provides that the construction budget may be amended only upon the satisfaction of certain conditions set forth in the Cash Collateral and Disbursement Agreement. In addition, construction line items in the budget may only be increased if the funds for such increase are made available in the budget from certain specified sources. We will also agree to cure any anticipated cost overrun during the construction of the racino using funds from certain specified sources, including the completion reserve account, and to provide certain certifications from time to time regarding project costs.

Final Disbursement of Funds

Any funds remaining in the interest reserve account following payment of the first three payments of fixed interest on the notes shall be automatically deposited into the construction disbursement account to be subsequently disbursed in accordance with the Cash Collateral and Disbursement Agreement.

Pursuant to the Cash Collateral and Disbursement Agreement, once the disbursement agent receives an officer’s certificate from us, the Operator (as the manager of the racino) and the independent construction consultant confirming that (1) the racino has been operating uninterrupted for at least 30 days prior to the date of the certification, (2) there is no ongoing construction (other than maintenance and repairs in the ordinary course of business, (3) there exists no default or event of default under the Cash Collateral and Disbursement Agreement, (4) all amounts required to be paid to the contractors in connection with the racino have been paid and (5) that there are no mechanic’s liens or other liens filed against the racino, then the disbursement agent will disburse all remaining funds in the construction disbursement account, if any, to the account specified by us.

The disbursement conditions for the guaranteed completion reserve account are the same as for the construction disbursement account except that the racino shall have been operating uninterrupted for at least 180 days prior to the date of the certification.

Investments; Pledge of Accounts

The disbursement agent will invest any money held by it in the construction disbursement account, interest reserve account and completion reserve account in government securities and other cash equivalents as directed in writing by the trustee from time to time. Any income or gain realized as a result of any such investment shall be held as part of the applicable account and reinvested as provided in the Cash Collateral and Disbursement Agreement. All funds, government securities and other assets in the securities accounts and the deposit accounts established pursuant to the Cash Collateral and Disbursement Agreement will be pledged to the trustee for the benefit of itself and the holders of the notes.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

On February 25, 2003 (the “Issue Date”), we sold 13% Senior Notes due 2010 with Contingent Interest in a private placement to Jefferies & Company, Inc., as the initial purchaser. The initial purchaser then resold those notes under an offering circular dated February 19, 2003 in reliance on Rule 144A and other available exemptions under the Securities Act of 1933, as amended. On February 25, 2003, we, the guarantors and the initial purchasers also entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which each of us and the guarantors agreed that we will, at our expense, for the benefit of the holders of the notes, subject to certain exceptions:

(a)  file the a registration statement (the “Exchange Offer Registration Statement”) with the Securities and Exchange Commission (the “Commission”) promptly, but no later than 90 days after the Issue Date;

(b)  will use their reasonable best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act promptly, but no later than 180 days after the Issue Date;

(c)  will keep the Exchange Offer Registration Statement effective until the consummation of the exchange offer; and

(d)  will use their reasonable best efforts to commence and complete the exchange offer promptly, but no later than 45 days after the date on which the Exchange Offer Registration Statement has become effective, and hold the exchange offer open for not less than 20 business days and exchange exchange notes for all Registrable Securities that have been properly tendered and not withdrawn on or prior to the expiration of the exchange offer.

“Registrable Securities” mean the notes (together with the guarantees thereon); provided, however, that any such security shall cease to be a Registrable Security when (i) it has been exchanged for an exchange note in an exchange offer as contemplated in Section 2(a) of the Registration Rights Agreement (provided, that any exchange note that, as described in the following paragraph, is included in a prospectus for use in connection with resales by broker-dealers shall be deemed to be a Registrable Security with respect to specified sections of the Registration Rights Agreement until resale of such Registrable Security has been effected within the period referred to in the following paragraph); (ii) a Shelf Registration Statement registering such security under the Securities Act has been declared or becomes effective and such security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective Shelf Registration Statement; (iii) such security is sold pursuant to Rule 144 under the Securities Act under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed by the Issuers or pursuant to the Indenture; (iv) such security is eligible to be sold pursuant to paragraph (k) of Rule 144 under the Securities Act; or (v) such security shall cease to be outstanding.

Under existing Commission interpretations, we believe that the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The Commission has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Issuers have agreed to allow such broker-dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of the exchange notes. The Issuers and the Guarantors will use their respective reasonable best efforts to keep the Exchange Offer Registration Statement effective for such period of time as such Persons must comply with such requirements in order to resell the Exchange Securities, the “Applicable Period”).

If (i) prior to the time the exchange offer is completed (A) existing Commission interpretations are changed such that the exchange notes received in the exchange offer would not in general be, upon receipt, transferable by holders thereof without restrictions under the Securities Act or (B) the interests of the Holders, taken as a whole, would be materially adversely affected by the consummation of the exchange offer; (ii) the exchange offer has not been completed within 225 days following the Issue Date; or (iii) the exchange offer is not available to any holder of the notes, the Issuer and the Guarantors shall, in lieu of (or, in the case of clause (iii), in addition to) conducting the exchange offer, file under the Securities Act a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis by the holders of, all of the Registrable Securities (the “Shelf Registration Statement”).

The Registration Rights Agreement will provide that the Issuers:

(a)  will file the Shelf Registration Statement with the Commission as soon as practicable, but no later than 30 days after the time such obligation to file arises;

(b)  will use their reasonable best efforts to cause the Shelf Registration Statement to become or be declared effective under the Securities Act no later than 60 days after the date such Shelf Registration Statement is filed; and

(c)  will use their reasonable best efforts to keep such Shelf Registration Statement continuously effective for a period ending on the earlier of the second anniversary of the date such Shelf Registration Statement became or was declared effective or such time as all Registrable Securities covered by the Shelf Registration have been sold or there are no longer any Registrable Securities outstanding.

A Holder that sells notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security-holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a Holder (including certain indemnification obligations). The Issuers will provide a copy of the Registration Rights Agreement to prospective investors upon request.

In the event that:

(a)  the Issuers have not filed the Exchange Offer Registration Statement or Shelf Registration Statement on or before the date on which such registration statement is required to be filed, or

(b)  such Exchange Offer Registration Statement or Shelf Registration Statement has not become effective or been declared effective by the Commission on or before the date on which such registration statement is required to become or be declared effective, or

(c)  the exchange offer has not been completed within 30 days after the initial effective date of the Exchange Offer Registration Statement relating to the exchange offer (if the exchange offer is then required to be made), or

(d)  any Exchange Offer Registration Statement or Shelf Registration Statement is filed and declared effective but shall thereafter either be withdrawn by the Issuers or shall become subject to an effective stop order suspending the effectiveness of such registration statement without being succeeded within 30 days by an additional registration statement filed and declared effective

(each such event referred to in clauses (a) through (d), a “Registration Default” and, each period during which a Registration Default has occurred and is continuing, a “Registration Default Period”), then, in addition to the interest on the notes, liquidated damages (“Liquidated Damages”) shall accrue at an amount per week per $1,000 principal amount of Registrable Securities equal to $0.05 for the first 90 days of the Registration Default Period, increasing by an additional $0.05 per week per $1,000 principal amount of Registrable Securities with respect to each subsequent 90-day period, up to a maximum of $0.25 per week per $1,000 principal amount of Registrable

Securities. Liquidated Damages shall be paid on interest payment dates to holders of record for the payment of interest.

Holders of notes will be required to make certain representations to us and to deliver information to be used in connection with the Shelf Registration Statement (in each case, as described in the Registration Rights Agreement) and will be required to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

The notes and the exchange notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and for purposes of “The Exchange Offer” section (except with respect to liquidated damages above), all references herein to “notes” shall be deemed to refer collectively to notes and any exchange notes, unless the context otherwise requires.

Expiration Date; Extensions

The expiration date of the exchange offer is                     , 2003 at 5:00 p.m., New York City time. We may extend the exchange offer in our sole discretion. If we extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any notes;

•	to extend the exchange offer;

•	if any of the conditions under “—Conditions of the Exchange Offer” have not been satisfied, to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

If the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. We will also make a public announcement of the event. Without limiting the manner in which we may choose to make any pubic announcement and subject to applicable law, we have no obligation to publish, advertise or otherwise communicate any pubic announcement other than by issuing a release to a national news service.

Terms of the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of the new notes for each $1,000 in principal amount of outstanding notes. We will accept for exchange any and all old notes that are validly tendered on or before 5:00 p.m., New York City time, on the expiration date. Tenders of the old notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under “—Conditions of the Exchange Offer.” Old notes may be tendered only in multiples of $1,000. Holders of notes may tender less than the aggregate principal amount represented by their old notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered old notes or indicate this fact under the procedures for book-entry transfer described below.

As of the date of this prospectus, $123.2 million in aggregate principal amount of the old notes were outstanding. Solely for reasons of administration, we have fixed the close of business on                     , 2003 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining the eligible holders of the old notes who are entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no holder of notes (other than Jefferies & Company, Inc. which may be our affiliate) is our “affiliate,” as defined in Rule 405 under the Securities Act of 1933.

We will be deemed to have accepted validly tendered old notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes and for purposes of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted old notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders of old notes do not have appraisal or dissenters’ rights under applicable law or the indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Rule 14e-1.

Holders who tender their old notes in the exchange offer will not be required to pay brokerage commissions or fees or, following the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes under the exchange offer. We will pay all charges and expenses, other than transfer taxes in some circumstances, in connection with the exchange offer. See “—Fees and Expenses” for more information about the costs of the exchange offer.

We do not make any recommendation to holders of old notes as to whether to tender any of their old notes under the exchange offer. In addition, no one has been authorized to make any recommendation. Holders of old notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of old notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Conditions of the Exchange Offer

You must tender your old notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any old notes, and we may terminate or amend the exchange offer, if we are not permitted to effect the exchange offer under applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission. If we determine in our sole discretion that any of these events or conditions has occurred, we may, subject to applicable law, terminate the exchange offer and return all old notes tendered for exchange or may waive any condition or amend the terms of the exchange offer.

We expect that the above conditions will be satisfied. The above conditions are for our sole benefit and may be waived by us at any time in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time, provided that all conditions to the exchange offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the exchange offer. Any determination by us concerning the events described above will be final and binding upon all parties.

Interest

Each new note will bear interest from the most recent date to which interest has been paid or duly provided for on the old note surrendered in exchange for the new note or, if no interest has been paid or duly provided for on the old note, from February 25, 2003. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on their old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on their old notes prior to the original issue date of the new notes or, if no interest has been paid or duly provided for, will not receive any accrued interest on their old notes, and will be deemed to have waived the right to receive any interest on their old notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after February 25, 2003.

Procedures for Tendering Old Notes

The tender of a holder’s old notes and our acceptance of old notes will constitute a binding agreement between the tendering holder and us upon the terms and conditions of this prospectus and the letter of transmittal. Unless a holder tenders old notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder must transmit the old notes, together with a properly completed and executed letter of transmittal and all other documents required by the letter of transmittal, to the exchange agent at its address before 5:00 p.m., New York City time, on the expiration date. The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the tendering holder. If delivery is by mail, we recommend delivery by registered mail, properly insured, with return receipt requested. Instead of delivery by mail, we recommend that each holder of notes use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

Any beneficial owner of the old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender on its behalf. If the beneficial owner wishes to tender directly, it must, prior to completing and executing the letter of transmittal and tendering old notes, make appropriate arrangements to register ownership of the old notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s procedures for the transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer before the expiration date. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completed and executed, with any required signature guarantees and any other required documents or an agent’s message, as described below, must in any case be delivered to and received by the exchange agent at its address on or before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

DTC has confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program. Accordingly, participants in DTC’s Automated Tender Offer Program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC’s Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation; that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and that we may enforce the agreement against that participant.

Each signature on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Delivery Instructions;” or

•	for the account of an eligible institution, as described below.

If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, the signature must be guaranteed by a participant in a recognized medallion signature program. If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a medallion signature guarantor. If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should sign in that capacity when signing. The person must submit to us evidence satisfactory, in our sole discretion, of his or her authority to so act unless we waive the requirement.

As used in this prospectus with respect to the old notes, a “registered holder” is any person in whose name the old notes are registered on the books of the registrar. An “eligible institution” is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of old notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject old notes not properly tendered and to reject any old notes if acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes at any time, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within the period of time as we determine. Neither our company nor the exchange agent is under any duty to give notification of defects in the tenders or will incur any liability for failure to give the notification. The exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of old notes for exchange but will not incur any liability for failure to give the notification. Tenders of old notes will not be deemed to have been made until the irregularities have been cured or waived.

By tendering, you will represent to us that, among other things:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act of 1933;

•	you will acquire the new notes in the ordinary course of your business;

•	you are not a broker-dealer that acquired your notes directly from us in order to resell them in reliance on Rule 144A of the Securities Act of 1933 or any other available exemption under the Securities Act of 1933;

•	if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes.

In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

Guaranteed Delivery Procedures

If you wish to tender your old notes and:

•	your old notes are not immediately available;

•	you are unable to deliver on time your old notes or any other document that you are required to deliver to the exchange agent; or

•	you cannot complete the procedures for delivery by book-entry transfer on time;

you may tender your old notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

•	tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

•	on or before the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by facsimile, mail or hand delivery containing the name and address of the holder, the certificate number or numbers of the tendered old notes, the principal amount of tendered old notes, a statement that the tender is being made, and a guarantee that within three business days after the expiration date, the certificates representing the old notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer or confirmation of a book-entry transfer of the old notes into the exchange agent’s account at DTC must be received by the exchange agent within three business days after the expiration date of the exchange offer.

Any holder who wishes to tender old notes under the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to the old notes before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The new notes will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes when, as and if we have given notice to the exchange agent.

Withdrawal Rights

Tenders of the old notes may be withdrawn by delivery of a written or facsimile transmission notice to the exchange agent at its address set forth under “—The Exchange Agent; Assistance” at any time before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which old notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, executed by the registered holder, with the signature guaranteed by a medallion signature guarantor, together with the other documents required upon transfer by the indenture; and

•	specify the name in which the old notes are to be re-registered, if different from the person who deposited the old notes.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, in our sole discretion. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as promptly after withdrawal. Properly withdrawn old notes may be retendered following the procedures described under “—Procedures for Tendering Old Notes” at any time on or before the expiration date.

The Exchange Agent; Assistance

U.S. Bank, N.A. is the exchange agent. All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Registered or Certified Mail:	By Hand or Overnight Courier:	By Telephone or Facsimile:

U.S. Bank National Association 180 East Fifth Street St. Paul, MN 55101 Attn. Corporate Trust— Specialized Finance	U.S. Bank National Association 180 East Fifth Street St. Paul, MN 55101 Attn. Corporate Trust—Specialized Finance	Phone: (651) 244-8677 Facsimile: (651) 244-0711

Fees and Expenses

We will bear the expenses of soliciting old notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of our company and our affiliates and by persons so engaged by the exchange agent.

We will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer.

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Consequences of Not Exchanging Old Notes

As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their old notes, except for limited instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes under the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its old notes for new notes will continue to hold the untendered old notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that the rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

Any old notes that are not exchanged for new notes under the exchange offer will remain restricted securities within the meaning of the Securities Act of 1933. In general, the old notes may be resold only:

•	to us or any of our subsidiaries;

•	inside the United States to a “qualified institutional buyer” in compliance with Rule 144A under the Securities Act of 1933;

•	inside the United States to an institutional “accredited investor,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, or an “accredited investor” that, prior to the transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing various representations and agreements relating to the restrictions on transfer of the new notes, the form of which letter can be obtained from the trustee;

•	outside the United States in compliance with Rule 904 under the Securities Act of 1933;

•	in reliance on the exemption from registration provided by Rule 144 under the Securities Act of 1933, if available; or

•	under an effective registration statement under the Securities Act of 1933.

Each accredited investor that is not a qualified institutional buyer and that is an original purchaser of any of the old notes from the initial purchasers will be required to sign a letter confirming that it is an accredited investor under the Securities Act of 1933 and that it acknowledges the transfer restrictions summarized above.

Resales of the New Notes

We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act of 1933, of the new notes. Holders wishing to participate in the exchange offer must make the representations described in “—Procedures for Tendering Old Notes” above.

Any holder of old notes:

•	who is our “affiliate,” as defined in Rule 405 under the Securities Act of 1933;

•	who did not acquire the new notes in the ordinary course of its business;

•	who is a broker-dealer that purchased old notes from us to resell them under Rule 144A of the Securities Act of 1933 or any other available exemption under the Securities Act of 1933; or

•	who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act of 1933, new notes;

will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act of 1933 in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or other transfer of old notes, unless the sale is made under an exemption from such requirements.

In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory “underwriter” within the meaning of the Securities Act of 1933 and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of those new notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that “participating broker-dealers,” or broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes, other than old notes that represent an unsold allotment from the original sale of the old notes, with a prospectus meeting the requirements of the Securities Act of 1933, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the new notes. See “Plan of Distribution.” However, a participating broker-dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under “—The Exchange Agent; Assistance.” Any participating broker-dealer that is our “affiliate” may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

Each participating broker-dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

DESCRIPTION OF NOTES

The old notes were, and the new notes will be, issued under an indenture (the “Indenture”) among the Issuers, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and the Collateral Agreements and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The form and terms of the new notes are substantially identical to the form and terms of the old notes, except that the new notes:

•	will be registered under the Securities Act of 1933; and

•	will not bear any legends restricting transfer.

We will issue the new notes solely in exchange for an equal principal amount of old notes in denominations of $1,000 and integral multiples of $1,000.

The following summarizes certain provisions of the Indenture, the Collateral Agreements, the Construction Documents, the Intercreditor Agreement and the Registration Rights Agreement, as such agreements are defined below. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, the Collateral Agreements, the Construction Documents, the Intercreditor Agreement and the Registration Rights Agreement, and terms made a part of the Indenture by reference to the Trust Indenture Act. We urge you to read the Indenture, the Collateral Agreements, the Construction Documents, the Intercreditor Agreement, the Registration Rights Agreement and the Trust Indenture Act because they, and not this description, define your rights as a holder of notes. Wherever particular provisions of the Indenture, the Collateral Agreements, the Construction Documents, the Intercreditor Agreement, the Registration Rights Agreement and the Trust Indenture Act are referred to in this Description of Notes, such provisions are incorporated by reference as part of the statements made, and such statements are qualified in their entirety by such reference. Copies of the Indenture, the Collateral Agreements and the Registration Rights Agreement are available from the Company as described below under the section of this prospectus entitled “Where You Can Find More Information”.

You can find the definitions of certain terms used in this Description of Notes under “Certain Definitions” and throughout this Description of Notes. As used in this Description of Notes, all references to:

•	“Issuers,” “we,” “our” or “us” mean The Old Evangeline Downs, L.L.C. and The Old Evangeline Downs Capital Corp. and their respective successors in accordance with the terms of the Indenture, and not any of their respective subsidiaries;

•	the “Company” mean The Old Evangeline Downs, L.L.C. and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries;

•	“Capital” means The Old Evangeline Downs Capital Corp. and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries;

•	“new notes” refers to the registered notes being offered by this prospectus;

•	“old notes” refers to your old notes that may be exchanged for new notes in the exchange offer; and

•	“notes” refers collectively to the new notes and the old notes.

As used in this Description of Notes, all references to Capital is a wholly-owned subsidiary of the Company and was incorporated solely for the purpose of serving as a co-issuer of the notes in order to facilitate the Offering. Capital will not have any operations or assets and will not have any revenues. As a result, prospective investors should not expect Capital to participate in servicing the principal, interest, Liquidated Damages, if any, premium or any other payment obligations on the notes. See the covenant “Restrictions on Activities of Capital.”

Brief Description of Notes and the Guarantees

The Notes

The notes are:

•	ranked senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers;

•	ranked equal in right of payment with all existing and future senior Indebtedness of the Issuers;

•	are secured by a security interest in substantially all of the assets of the Issuers, other than Excluded Assets; and

•	unconditionally guaranteed by the Guarantors.

Although the notes will be secured by a Lien on the Collateral, the Lien on the collateral securing our proposed senior secured credit facility will be senior to the Lien on the Collateral securing the notes and the Guarantees (except that the Collateral Accounts and the Excess Cash Flow Account will only be security for the notes and the Guarantees).

The notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof.

As of the date of the Indenture, the Company has no subsidiaries other than Capital, and Capital has no subsidiaries. However, under certain circumstances described below under “Certain Definitions—Unrestricted Subsidiary,” we will be able to designate any subsidiaries that we form or acquire in the future as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not guarantee the notes and will not be subject to the restrictive covenants set forth in the Indenture. In addition, the Indenture will permit the Company to transfer its OTB Operations to an Unrestricted Subsidiary under certain circumstances. See the definition of “Permitted Investments.”

The Guarantees

The notes will be jointly and severally irrevocably and unconditionally guaranteed (the “Guarantees”) on a senior secured basis by each of the existing and future Restricted Subsidiaries (the “Guarantors”). The Guarantees will be secured by a security interest in substantially all of the assets of the Guarantors, other than Excluded Assets. The obligations of each Guarantor under its Guarantee, however, will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. See “Certain Limitations on the Collateral—Certain Bankruptcy Limitations.”

Collateral

The notes will be secured by a security interest in substantially all of our assets (other than Excluded Assets and subject to Permitted Liens), including the Collateral Accounts and the Excess Cash Flow Account and the Equity Interests of the Issuers and the Restricted Subsidiaries. The Guarantees will be secured by a security interest in substantially all of the assets of the Guarantors, other than Excluded Assets.

The Collateral includes the following existing and future property and assets of the Issuers and the Restricted Subsidiaries:

•	the Collateral Accounts and all funds and securities in the Collateral Accounts,

•	the Excess Cash Flow Account and all funds in the Excess Cash Flow Account,

•	to the extent permitted by law, the Construction Documents, the Management Agreement and other agreements entered into in connection with the design, development, construction, ownership and operation of the Racino,

•	the assets of the Racino,

•	the assets of the racetrack facility currently operated by the Company,

•	subject to certain rights of the Company described herein, the assets relating to the Company’s OTB Operations,

•	all owned real property and leasehold interests in all leased real property, including the Racino site and the Company’s leasehold interest in the land on which the racetrack facility currently operated by the Company is located, and all additions and improvements to real property,

•	all furniture, fixtures and equipment, inventory, accounts, contract rights and other general intangibles, trademarks and trade names,

•	all Permits relating to the Racino, other than any Gaming License or Racing License,

•	deposit accounts and securities accounts,

•	the equity interests of the Issuers and the Restricted Subsidiaries,

•	all other existing and future property of the Issuers and the Restricted Subsidiaries that does not constitute Excluded Assets, and

•	all proceeds and products of any of the foregoing.

The Collateral will not include the following:

•	the assets that secure FF&E financing,

•	any motor vehicles,

•	the lease for the Company’s New Iberia OTB, and any other leases of off tracking betting parlors operated by the Company in any other location in the future,

•	Gaming Licenses and Racing Licenses, and

•	any agreements, leases, Permits or other assets or property that cannot be subjected to a Lien under the Collateral Agreements without the consent of third parties that has not been obtained (including applicable Gaming Authorities, Racing Authorities and liquor agencies and authorities)

(collectively, the “Excluded Assets”).

The Collateral initially includes the existing and future assets of the Company’s OTB Operations. However, the Indenture permits the Company to transfer its OTB Operations to an Unrestricted Subsidiary under certain circumstances and, upon any such transfer, the transferred assets of the Company’s OTB Operations shall no longer constitute Collateral. See the definition of “Permitted Investments.”

The Collateral Agreements define the terms of the security interests and pledges that will secure the notes and the Guarantees and provide for the grant of a security interest in and perfection of the Collateral in favor of the Trustee, as collateral agent (in such capacity, the “Secured Party”) for the benefit of the holders of the notes. Such security interests secure the payment and performance when due of all of the Obligations of us and the Guarantors under the Indenture, the notes, the Guarantees and the Collateral Agreements. The pledge of, or any negative pledge on, our equity securities or the equity securities of any of the Restricted Subsidiaries that hold one or more Gaming Licenses or Racing Licenses requires the approval of relevant Gaming Authorities and Racing Authorities. See “Licensing and Regulatory Matters” included in this prospectus. Until such approval is received, if ever, any such pledge or negative pledge will be ineffective.

With respect to certain deposit accounts that constitute part of the Collateral (other than the Collateral Accounts), the Collateral Agreements also provide that the Trustee may only exercise remedies with respect to such deposit accounts at the earliest of (i) the date that an Event of Default shall be continuing for 180 consecutive days after the delivery of written notice thereof to us in accordance with the Indenture, (ii) the date on which a declaration of acceleration has been made in accordance with the provisions described in the second paragraph under the heading “—Events of Default and Remedies” or an Event of Default of the type specified in clause (5) of the first paragraph under the heading “—Events of Defaults and Remedies” and (iii) any other date to the extent permitted under the Intercreditor Agreement at any time the Intercreditor Agreement is in effect.

We are currently in discussions with Foothill Capital Corporation to enter into a new $15.0 million senior secured credit facility (the “Proposed Credit Facility”). If the Proposed Credit Facility is entered into, it would be secured by substantially all of our current and future assets (including the Collateral), other than certain excluded assets and the Collateral Accounts. We will not grant any security interest in the Collateral Accounts other than the security interest granted in favor of the Holders of the notes. If the Proposed Credit Facility is entered into, the security interest in the Collateral securing the notes (other than the Collateral Accounts) will be subordinated to Liens securing the Proposed Credit Facility to the extent provided by the Intercreditor Agreement. So long as no Event of Default has occurred and is continuing, and subject to certain terms and conditions in the Indenture, the Proposed Credit Facility, the Intercreditor Agreement and the Collateral Agreements, we will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the Equity Interests of any Restricted Subsidiary pledged under the Collateral Agreements, and to exercise any voting, other consensual rights and other rights pertaining to such Equity Interests. All funds distributed under the Collateral Agreements and received by the Secured Party for the benefit of the holders of the notes will be retained and/or distributed by the Secured Party in accordance with the provisions of the Indenture.

Upon the full and final payment and performance of all our and the Guarantors’ Obligations under the Indenture, the notes and the Guarantees, the Collateral Agreements will terminate, and the Collateral will be released. In addition, the Trustee shall release from the Lien created by the Indenture and the Collateral Agreements:

(a)  Collateral that is sold, transferred, disbursed or otherwise disposed of in accordance with the provisions of the Indenture and the Collateral Agreements; provided that the Collateral Agent will not release such liens in the event that the transaction is subject to the covenant “Limitation on Merger, Sale or Consolidation;”

(b)  Collateral that is released with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes as provided under “Amendments, Supplements and Waivers;”

(c)  all Collateral (except the funds in the trust account and except as otherwise provided) upon defeasance of the Indenture in accordance with the provisions under “Legal Defeasance and Covenant Defeasance” or discharge of the Indenture in accordance with the provisions under “Satisfaction and Discharge;”

(d)  Collateral of a Guarantor whose Guarantee is released in accordance with the Indenture and the Collateral Agreements; and

(e)  funds in the Excess Cash Flow Account used to purchase notes in accordance with the covenant “Offers to Repurchase the Notes—Repurchase of Notes at the Option of the Holder from Excess Cash Flow;”

provided, that the Secured Party has received all documentation required by the Trust Indenture Act in connection therewith.

In the case of an event of default under the notes, the proceeds from the sale of the Collateral may not be sufficient to satisfy our obligations under the notes in full. See “Risk Factors—Risks Relating to the Notes—Value of Collateral.”

Certain Limitations on the Collateral

Value of Collateral

There can be no assurance that the proceeds of any sale of Collateral following an Event of Default with respect to the notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes. See “Risk Factors—Risks Relating to the Notes—Value of Collateral.” In addition, in the event that we enter into the Proposed Credit Facility, outstanding borrowings under such facility would be secured by a Lien on the Collateral (other than the Collateral Accounts and the Excess Cash Flow Account) that is prior to the Lien securing the notes. See “Risk Factors—Risks Relating to the Notes—Subordination.”

With respect to some of the Collateral, the Trustee’s ability to foreclose will be limited by the Intercreditor Agreement described below, state and other laws relating to foreclosure and sale, the need to obtain third party consents and the gaming and racing licensing process. See “Risk Factors—Risks Relating to the Notes—Ability to Realize on Collateral.”

Accordingly, there can be no assurance that the proceeds of any sale of the Collateral pursuant to the Indenture and the Collateral Agreements following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes. If the proceeds of any sale of the Collateral were not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Issuers and the Guarantors. See “Risk Factors—Risks Relating to the Notes.”

Certain Bankruptcy Limitations

We may in the future conduct a substantial portion of our business through Restricted Subsidiaries, which will guarantee our Obligations with respect to the notes, and Unrestricted Subsidiaries (of which there are currently none), which Unrestricted Subsidiaries will not guarantee the notes.

Holders of the notes will be direct creditors of each Guarantor by virtue of its Guarantee. Each Guarantor will secure its obligations under its Guarantee by granting a security interest in its assets (junior to the security interest granted under the Credit Agreement). Under federal or state fraudulent transfer laws, however, under certain circumstances a court might avoid (i.e., cancel) a Guarantee and the Guarantor’s grant of a security interest in its assets. If a court avoided a Guarantor’s Guarantee, we cannot assure you that the assets of the other Guarantors would be sufficient to pay all amounts due on the notes. See “Risk Factors—Risks Relating to the Notes—Fraudulent Transfer.”

If we or a Guarantor become a debtor in a case under the United States Bankruptcy Code, the automatic stay imposed by the Bankruptcy Code upon the commencement of a case would prevent the Trustee from foreclosing upon the Collateral or (if the trustee has already taken control of the Collateral) from disposing of it, without prior bankruptcy court approval. In addition, the bankruptcy court might permit us to continue to use the Collateral while the bankruptcy case was pending, even after a default under the Indenture and the notes. The trustee could file a claim in the bankruptcy case for all amounts due under the notes, including interest up to the date of bankruptcy, but interest stops accruing after a bankruptcy filing except in certain specified circumstances. As a result, in the event of our or our subsidiaries’ bankruptcy, we cannot assure you whether or when you would recover any amounts due under the notes, or whether the Trustee would be permitted to foreclose upon the Collateral. For these and other bankruptcy related matters, see “Risk Factors—Risks Relating to the Notes.”

Intercreditor Agreement

If we enter into the Proposed Credit Facility, we, the Guarantors, the Trustee and the lenders under the Proposed Credit Facility will concurrently enter into an intercreditor agreement (the “Intercreditor Agreement”). Accordingly, the Intercreditor Agreement may or may not be entered into by the Issue Date, and the following description of the principal terms of the Intercreditor Agreement is subject to and qualified entirely by reference to the definitive Intercreditor Agreement, which we will provide upon request when finalized. The Intercreditor

Agreement is anticipated to provide that the Liens securing the notes and the Guarantees on any collateral that also secures the obligations under the Proposed Credit Facility will be subordinated to the Liens securing up to the Maximum Credit Facility Amount outstanding under the Proposed Credit Facility and related interest, fees, costs and expenses. Under the Intercreditor Agreement, if the notes become due and payable prior to the Stated Maturity thereof for any reason or are not paid in full at the Stated Maturity thereof at a time during which Indebtedness is outstanding under the Proposed Credit Facility, the Secured Party will only have the right to foreclose upon any Collateral that also secures the obligations under the Proposed Credit Facility if the lenders under the Proposed Credit Facility (with or without the lenders under the Proposed Credit Facility taking part in any such foreclosure) either fail to take steps to exercise remedies with respect to or in connection with such collateral within 180 days following notice to such lenders of the occurrence of an Event of Default under the Indenture or fail to continue to pursue any such exercise of remedies while such Event of Default is then continuing outside of an insolvency proceeding. The Intercreditor Agreement will prevent the Secured Party and the holders of the notes from pursuing remedies with respect to such collateral in all other instances, including during any insolvency proceeding. The Intercreditor Agreement will provide that the net proceeds from any disposition of the shared collateral will first be applied to repay Indebtedness outstanding under the Proposed Credit Facility and thereafter to repay all of our and the Guarantors’ Obligations under the Indenture, the notes and the Guarantees.

Principal, Maturity and Interest; Additional Notes

Principal, Maturity and Additional Notes

We initially issued notes with a maximum aggregate principal amount of $123.2 million. The Indenture provides, in addition to the $123.2 million aggregate principal amount of notes issued on the Issue Date, for the issuance of an unlimited principal amount of additional notes having identical terms and conditions to the notes offered hereby (the “additional notes”) without the consent of the Holders of previously issued notes, in an aggregate principal amount to be determined from time to time by the Issuers, subject to compliance with the terms of the Indenture, including the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests.” Interest would accrue on the additional notes issued pursuant to the Indenture from and including the date of issuance of such additional notes. Any such additional notes would be issued on the same terms as the notes and would constitute part of the same series of securities as the notes and would vote together as one series on all matters with respect to the notes. Because, however, any additional notes may not be fungible with the notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different global note or notes, and otherwise be treated as a separate class or classes of notes for other purposes. Except where stated otherwise, all references to notes herein include the additional notes. We will issue notes in denominations of $1,000 and integral multiples of $1,000.

Fixed Interest

The notes will mature on March 1, 2010. The notes will bear fixed interest (“Fixed Interest”) at the rate per annum stated on the cover page of this prospectus from the date of issuance or from the most recent date to which Fixed Interest has been paid or provided for (the “Interest Payment Date”), payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2003, to the Persons in whose names such notes are registered at the close of business on the February 15 or August 15 immediately preceding such Interest Payment Date (each an “Interest Record Date”). Fixed Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Contingent Interest

In addition, the notes will bear Contingent Interest after the Casino begins Operating. Contingent Interest will be payable semi-annually in arrears on each Interest Payment Date to the Persons in whose names such notes are registered at the close of business on the associated Interest Record Date, unless a portion of such Contingent Interest is permitted to be deferred.

We may defer payment of a portion of accrued Contingent Interest otherwise due and payable and may continue to defer the payment of a portion of accrued Contingent Interest which has already been deferred (the aggregate amount of deferred Contingent Interest at any particular time, “Deferred Contingent Interest”) if, and only to the extent that:

(1)  the payment of that Deferred Contingent Interest on the applicable Interest Payment Date will cause our Adjusted Consolidated Coverage Ratio for the Reference Period immediately prior to the applicable Interest Payment Date, after giving effect on a pro forma basis to the payment of such Contingent Interest, to be less than 1.5 to 1.0; and

(2)  the principal amount of the notes corresponding to that Deferred Contingent Interest has not then matured and become due and payable, whether at Stated Maturity, upon acceleration, upon redemption, upon maturity of repurchase obligation or otherwise.

Deferred Contingent Interest will become due and payable, in whole or in part, upon the earlier of:

(a)  the next succeeding Interest Payment Date on which all or a portion of that Deferred Contingent Interest is not permitted to be deferred; and

(b)  the maturity of the corresponding principal amount of the notes, whether at Stated Maturity, upon acceleration, upon redemption or otherwise.

The amount of Contingent Interest payable for any period will be reduced pro rata for reductions in the outstanding principal amount of the notes prior to the immediately preceding Interest Record Date. No interest will accrue on any Deferred Contingent Interest which does not become due and payable. Contingent Interest will accrue daily on the principal amount of each note outstanding and shall be pro rated, based on a period of 180 days, for any partial semi-annual periods.

Each installment of Contingent Interest will be calculated to accrue:

(i)  from, but not including, the most recent Interest Payment Date for which Contingent Interest has been paid or through which Contingent Interest had been calculated and deferred; or

(ii)  if no installment of Contingent Interest has been paid or deferred, from and including the date on which the Casino begins Operating,

in the case of each of the preceding clauses (i) and (ii) to, and including, the earlier of:

(a)  the next Interest Payment Date if the corresponding principal amount of the notes has not become due and payable; or

(b)  the date of payment if the corresponding principal amount of the notes has become due and payable, whether at Stated Maturity, upon acceleration, upon redemption or otherwise.

Methods of Receiving Payments on the Notes

Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes will be payable, and the notes may be presented for registration of transfer or exchange, at our office or agency maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at our option, payment of interest may be made by check mailed to the holders of the notes (the “Holders”) at the addresses set forth upon our registry books or by wire transfer to the account specified by them. See “Book-Entry; Delivery; Form and Transfer—Same Day Settlement and Payment.” No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York. If any payment date in respect of the notes (whether in respect of principal, premium, interest, Liquidated Damages or otherwise) is a Legal Holiday, payment may be made at that place on the next succeeding Business Day, and no interest shall accrue for the intervening period.

Optional Redemption

We do not have the right to redeem any notes prior to March 1, 2007 (other than out of the Net Cash Proceeds of a Qualified Equity Offering, as described in the next following paragraph).

At any time on or after March 1, 2007, we may redeem the notes for cash at our option, in whole or in part, upon not less than 30 days nor more than 60 days notice to each Holder of notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing March 1 of the years indicated below, in each case together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption of the notes (the “Redemption Date”):

Year	Percentage
2007	106.50%
2008	103.25%
2009 and thereafter	100.00%

At any time on or prior to March 1, 2006, upon a Qualified Equity Offering, up to 35% of the aggregate principal amount of the notes issued pursuant to the Indenture may be redeemed at our option within 120 days of such Qualified Equity Offering, on not less than 30 days, but not more than 60 days, notice to each Holder of the notes to be redeemed, with cash received by us from the Net Cash Proceeds of such Qualified Equity Offering, at a redemption price equal to 113% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the Redemption Date; provided, however, that immediately following such redemption not less than 65% of the aggregate principal amount of the notes issued pursuant to the Indenture on the Issue Date remain outstanding.

If the Redemption Date is on or after an Interest Record Date on which the Holders of record have a right to receive the corresponding interest due and Liquidated Damages, if any, and on or before the associated Interest Payment Date, any accrued and unpaid interest and Liquidated Damages, if any, due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Interest Record Date.

The Issuers are not, however, prohibited from acquiring notes by means other than an optional redemption or a mandatory redemption, whether pursuant to an issuer tender offer, in open market purchases or otherwise, so long as such acquisition does not otherwise violate the terms of the Indenture or applicable securities laws.

Regulatory Redemption

If any Gaming Authority or Racing Authority requires that a Holder or beneficial owner of notes must be licensed, qualified or found suitable under any applicable Gaming Law or Racing Law and such Holder or beneficial owner fails to apply for a license, qualification or a finding of suitability within 30 days after being requested to do so by the Gaming Authority or Racing Authority (or such lesser period that may be required by such Gaming Authority or Racing Authority), or if such Holder or such beneficial owner is not so licensed, qualified or found suitable, we shall have the right, at our option, (1) to require such Holder or beneficial owner to dispose of such Holder’s or beneficial owner’s notes within 30 days of receipt of notice of such finding by the applicable Gaming Authority or Racing Authority or such earlier date as may be ordered by such Gaming Authority or Racing Authority or (2) to call for the redemption (a “Regulatory Redemption”) of the notes of such Holder or beneficial owner at the principal amount thereof or, if required by such Gaming Authority or Racing Authority, the lesser of (a) the price at which such Holder or beneficial owner acquired the notes, and (b) the fair market value of such notes on the date of redemption, together with, in either case, accrued and unpaid interest and, if permitted by such Gaming Authority or Racing Authority, Liquidated Damages, to the earlier of the date of redemption or such earlier date as may be required by such Gaming Authority or Racing Authority or the date of the finding of unsuitability by such Gaming Authority or Racing Authority, which may be less than 30 days following the notice of redemption, if so ordered by such Gaming Authority or Racing Authority. We shall notify the Trustee in writing of any such redemption as soon as practicable and the redemption price of each note to be redeemed.

The Holder or beneficial owner applying for a license, qualification or a finding of suitability must pay all costs of the licensure and investigation for such qualification or finding of suitability. Under the Indenture, we are not required to pay or reimburse any Holder of the notes or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs of the licensure and investigation for such qualification or finding of suitability. Such expense will, therefore, be the obligation of such Holder or beneficial owner. See “Risk Factors—Risks Relating to the Notes.”

Mandatory Redemption

The notes do not have the benefit of any sinking fund and we will not be required to make any mandatory redemption payments with respect to the notes.

Selection and Notice

In the case of a partial redemption, the Trustee shall select the notes or portions thereof for redemption as follows: (1) if the notes are listed on a national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed, or (2) if the notes are not so listed, on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The notes may be redeemed in part in multiples of $1,000 only.

Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each note to be redeemed to such Holder’s last address as then shown upon the registry books of our registrar. Any notice which relates to a note to be redeemed in part only must state the portion of the principal amount of such note to be redeemed and must state that on and after the date of redemption, upon surrender of such note, a new note or notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption, unless we default in the payment thereof.

Offers to Repurchase the Notes

Repurchase of Notes at the Option of the Holder Upon a Change of Control

The Indenture provides that in the event that a Change of Control has occurred, each Holder of notes will have the right, at such Holder’s option, pursuant to an offer (subject only to conditions required by applicable law, if any) by us (the “Change of Control Offer”), to require us to repurchase all or any part of such Holder’s notes (provided, that the principal amount of such notes must be $1,000 or an integral multiple thereof) on a date (the “Change of Control Purchase Date”) that is no earlier than 30 days and no later than 45 days after the date on which notice of a Change of Control Offer is mailed to the Holders (or such other time period as may be required by applicable law), at a cash price equal to 101% of the principal amount thereof (the “Change of Control Purchase Price”), together with accrued and unpaid interest and Liquidated Damages, if any, to the Change of Control Purchase Date. Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice of Change of Control Offer prior to the close of business on the third Business Day prior to the Change of Control Purchase Date.

The Change of Control Offer shall be made within 30 days following a Change of Control and shall remain open for at least 20 Business Days following its commencement (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, we promptly shall purchase all notes properly tendered in response to the Change of Control Offer.

As used herein, a “Change of Control” means:

(1)  during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Managers of the Company (together with any new Managers whose election as a Manager or whose nominations for election by the Company’s members or stockholders, was approved by a majority of Managers then still in office who were either Managers at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Managers then in office; provided, however, that there shall be no Change of Control pursuant to this clause (1) if during such two-year period any of the Excluded Persons continue to (i) own, directly or indirectly, a majority of the Voting Equity Interests of the Company or (ii) control or manage, directly or indirectly, the day-to-day operations of the Company,

(2)  any Person (other than an Excluded Person) is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the aggregate voting power of the Voting Equity Interests of the Company,

(3)  we adopt a plan of liquidation,

(4)  except in connection with the transfer of the OTB Operations into an Unrestricted Subsidiary in accordance with the Indenture, the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and the Restricted Subsidiaries, in each case, taken as a whole, to any Person other than the Company, a Restricted Subsidiary or the Excluded Persons, or the first day on which the Company fails to own 100% of the issued and outstanding Equity Interests of Capital;

provided, however, that a “Change of Control” shall not occur solely by reason of a Permitted C-Corp Conversion.

As used in this covenant, “Person” (including any group that is deemed to be a “Person”) has the meaning given by Section 13(d) of the Exchange Act, whether or not applicable.

On or before the Change of Control Purchase Date, we will:

(1)  accept for payment notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)  deposit with the paying agent for us (the “Paying Agent”) cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any, to the Change of Control Purchase Date) of all notes so tendered, and

(3)  deliver to the Trustee the notes so accepted together with an Officers’ Certificate listing the notes or portions thereof being purchased by us.

The Paying Agent promptly will pay the Holders of notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any, to the Change of Control Purchase Date) and the Trustee promptly will authenticate and deliver to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered. Any notes not so accepted will be delivered promptly by us to the Holder thereof. We publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The occurrence of the events constituting a Change of Control under the Indenture could result in an event of default under the Proposed Credit Facility and under our and our subsidiaries’ other credit facilities and debt instruments. Following such an event of default under the Proposed Credit Facility, the lenders under the Proposed Credit Facility or such other credit facilities and debt instruments would have the right to require the immediate repayment of the indebtedness thereunder in full, and might have the right to require such repayment prior to the Change of Control Purchase Date on which we would be required to repurchase the notes.

The Proposed Credit Facility also will provide that the occurrence of a “change of control” (as defined in the Proposed Credit Facility) will constitute an event of default under the Proposed Credit Facility. The definition of “change of control” under the Proposed Credit Facility may be broader than that in the Indenture. Thus, the lenders under the Proposed Credit Facility may be entitled to require repayment of the indebtedness thereunder due to events constituting a “change of control” (as defined therein) without such events constituting a Change of Control for purposes of the Indenture. However, such events may constitute an Event of Default under the Indenture.

No assurances can be given that we will have funds available or otherwise will be able to purchase any notes upon the occurrence of a Change of Control. The Proposed Credit Facility will prohibit us from purchasing any of the notes until borrowings under the Proposed Credit Facility are paid in full. Any future credit agreements or other debt instruments may contain similar prohibitions. See “Risk Factors—Risks Relating to the Notes—Change of Control Offer.”

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of notes to require the Issuers to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. Neither the Issuers nor the Trustee, without the consent of the Holders of notes, may waive the covenant relating to a Holder’s right to repurchase upon a Change of Control. Restrictions in the Indenture on the ability of the Issuers and the Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their assets, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Issuers or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its subsidiaries by the management of the Company.

The provisions of the Indenture relating to a Change of Control in and of themselves may not afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of the notes if such transaction is not the type of transaction included within the definition of a Change of Control. A transaction involving our management or our affiliates likewise will result in a Change of Control only if it is the type of transaction specified by such definition. The existence of the foregoing provisions relating to a Change of Control may or may not deter a third party from seeking to acquire us in a transaction which constitutes a Change of Control. The phrase “all or substantially all” of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” of our assets has occurred.

Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

If the Change of Control Purchase Date is on or after an Interest Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest and Liquidated Damages, if any, due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Interest Record Date.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Limitation on Sale of Assets and Restricted Subsidiary Equity Interests

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, make any Asset Sale, unless:

(1)  at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents, and

(2)  the Managers of the Company determine in good faith that we will receive or such Restricted Subsidiary will receive, as applicable, consideration at the time of such Asset Sale at least equal to the fair market value of the property, assets or Equity Interests issued or sold or otherwise disposed of;

provided, however, that the 75% limitation set forth in clause (1) above shall not apply to any proposed Asset Sale for which an independent certified accounting firm shall certify to the Managers of the Company and the Trustee that the after-tax cash portion of the consideration to be received by the Company or such Restricted Subsidiary in such proposed Asset Sale is equal to or greater than what the net after-tax cash proceeds would have been had such proposed Asset Sale complied with the 75% limitation set-forth in clause (1) above.

For purposes of clause (1) of the preceding sentence, total consideration received means the total consideration received for such Asset Sale (or series of related Asset Sales) minus the amount of (a) any liabilities (other than liabilities that are by their terms subordinated to the notes and the Guarantees) of the Company or any Restricted Subsidiary that are assumed by a transferee; provided, that we are and the Restricted Subsidiaries are fully released from obligations in connection therewith, and (b) property that within 30 days of such Asset Sale is converted into cash or Cash Equivalents; provided, that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received.

Within 360 days after receipt of any Net Cash Proceeds from an Asset Sale, the Company may apply such Net Cash Proceeds at its option:

(a)  (i) to repay any Purchase Money Indebtedness secured by the asset which was the subject of the Asset Sale, or (ii) to retire and permanently reduce Indebtedness incurred under the Credit Agreement; provided, that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount; or

(b)  (i) to make an investment or capital expenditure in, or otherwise acquire, (A) assets or properties that replace the assets or properties that were the subject of such Asset Sale, or (B) assets and property (other than notes, bonds, obligations and securities, except in connection with the acquisition of a Restricted Subsidiary which is a Guarantor in a Related Business) which are used or useful in a Related Business, or (ii) to acquire (A) all or substantially all of the assets of any person engaged in a related business or (B) a majority of the Voting Equity Interests of a Person engaged in a Related Business that becomes a Restricted Subsidiary; provided, in each case, that such investment, capital expenditure or acquisition is made in compliance with the other provisions of the Indenture, including the covenant “—Limitation on Restricted Payments;” or

(c)  any combination of the foregoing clauses (a) and (b).

All Net Cash Proceeds from an Event of Loss shall be used as follows: (1) first, the Company shall use such Net Cash Proceeds to the extent necessary to rebuild, repair, replace or restore the assets subject to such Event of Loss with comparable assets and (2) then, to the extent any Net Cash Proceeds from an Event of Loss are not used as described in the preceding clause (1), all such remaining Net Cash Proceeds shall be reinvested or used as provided in the immediately preceding clause (a), (b) or (c).

The accumulated Net Cash Proceeds from Asset Sales not applied as set forth in clauses (a) and (b) of the immediately preceding paragraph within such 360 day period and the accumulated Net Cash Proceeds from any Event of Loss not applied as set forth in clauses (1) and (2) of the immediately preceding paragraph within such 360 day period shall constitute “Excess Proceeds.” Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise temporarily invest or use for general corporate purposes (other than Restricted Payments that are not solely Restricted Investments) the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

When the Excess Proceeds equal or exceed $10.0 million (the “Asset Sale Offer Trigger Date”), the Issuers shall offer to repurchase the notes and any other Indebtedness ranking on a parity with the notes and with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any) not later than 30 days following the applicable Asset Sale Offer Trigger Date, the maximum principal amount of notes and such other pari passu Indebtedness (or accreted values in the case of Indebtedness issued with an original issue discount) that may be purchased out of the Excess Proceeds (the “Asset Sale Offer”) on a pro rata basis in proportion to the respective principal amounts of the notes and such other pari passu Indebtedness (or accreted values in the case of Indebtedness issued with an original issue discount) at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) (the “Asset Sale Offer Price”) together with accrued and unpaid interest and Liquidated Damages, if any, to the date of payment. The Asset Sale Offer shall remain open for at least 20 Business Days following its commencement (the “Asset Sale Offer Period”). Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000.

Upon expiration of the Asset Sale Offer Period, we shall apply an amount equal to the Excess Proceeds plus an amount equal to accrued and unpaid interest and Liquidated Damages, if any, to the purchase of all Indebtedness properly tendered in accordance with the provisions of this covenant (on a pro rata basis if the Excess Proceeds are insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued and unpaid interest and Liquidated Damages, if any, to the date of payment). The principal amount of notes and such other pari passu Indebtedness to be purchased pursuant to an Asset Sale Offer may be reduced by the principal amount of notes and such other pari passu Indebtedness, respectively, acquired by the Issuers through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation. To the extent that the aggregate amount of notes and such other pari passu Indebtedness tendered or to be purchased pursuant to an Asset Sale Offer is less than the Excess Proceeds, we may use any remaining Net Cash Proceeds for any purpose not otherwise prohibited by the Indenture. Following the consummation of each Asset Sale Offer in accordance with the provisions of this covenant, the Excess Proceeds amount shall be reset to zero.

Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, our compliance or the compliance of any of the Restricted Subsidiaries with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

If the payment date in connection with an Asset Sale Offer hereunder is on or after an Interest Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest and Liquidated Damages, if any, due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Interest Record Date.

Repurchase of Notes at the Option of the Holder From Excess Cash Flow

The Indenture provides that not later than 60 days after each Operating Six Months of the Company, beginning with the first Operating Six Months after the Casino becomes Operating, the Company will make an offer to all Holders (the “Initial Excess Cash Flow Offer”) to purchase the maximum principal amount of notes that is an integral multiple of $1,000 that may be purchased with an amount equal to the sum (such sum, the “Excess Cash Flow Offer Amount”) of (i) 50% of the Company’s Excess Cash Flow in respect of the Operating Six Months then ended (less all transaction costs and expenses incurred by the Issuers in connection with such Excess Cash Flow Offer) (the “Applicable Excess Cash Flow Amount”) and (ii) the then available Excess Cash Flow Balance (as defined below), at a purchase price in cash equal to 101% of the principal amount of the notes to be purchased, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date fixed for the closing of the Excess Cash Flow Offer (the “Excess Cash Flow Purchase Price”), in accordance with the Indenture. Notwithstanding the foregoing, the Company will not be required to make an Initial Excess Cash Flow Offer to purchase notes pursuant to this covenant if the then available Excess Cash Flow Offer Amount is less than $2.5 million; provided, that in such event any Applicable Excess Cash Flow Offer Amount (if positive) will be added to the Excess Cash Flow Offer Amount for each subsequent Operating Six Months until an Initial Excess Cash Flow Offer is made.

If the aggregate principal amount of notes tendered pursuant to any Initial Excess Cash Flow Offer is less than the Excess Cash Flow Offer Amount with respect thereto, notes purchased pursuant to such Initial Excess Cash Flow Offer shall be purchased (i) first, from the Applicable Excess Cash Flow Amount and (ii) second, if such Applicable Excess Cash Flow Amount is not sufficient to purchase all notes tendered in such Initial Excess Cash Flow Offer, from the then available Excess Cash Flow Balance.

If the aggregate principal amount of notes tendered pursuant to any Initial Excess Cash Flow Offer is less than the Applicable Excess Cash Flow Amount with respect thereto (such difference, the “Unapplied Excess Cash Flow Amount”), the Company shall as soon as practicable following the expiration of such Initial Excess Cash Flow Offer deposit into an account (the “Excess Cash Flow Account”) an amount equal to the lesser of (i) the Unapplied Excess Cash Flow Amount with respect to such Initial Excess Cash Flow Offer and (ii) the difference between $10.0 million and the then available Excess Cash Flow Balance (as defined below) immediately preceding such deposit. The balance at any particular time in the Excess Cash Flow Account is referred to herein as the “Excess Cash Flow Balance.”

The Company shall make a public announcement of the results of each Initial Excess Cash Flow Offer, including the then available Excess Cash Flow Balance taking into account any use of such funds to purchase notes in such Initial Excess Cash Flow Offer, as soon as practicable after the expiration of such Initial Excess Cash Flow Offer.

For 45 days following the expiration date with respect to each Initial Excess Cash Flow Offer, each Holder shall have the right, at such Holder’s option, to request (by providing written notice to the Trustee) that the Company make an offer to all Holders (the “Subsequent Excess Cash Flow Offer”) to purchase the maximum principal amount of notes that is an integral multiple of $1,000 that may be purchased with then available Excess Cash Flow Balance (if any) (less all transaction costs and expenses incurred by the Issuers in connection with such Excess Cash Flow Offer) at the Excess Cash Flow Offer Price. No later than 30 days following the receipt of such a request, the Company shall make a Subsequent Excess Cash Flow Offer in accordance with this covenant. Each Initial Cash Flow Offer and each Subsequent Excess Cash Flow Offer are referred to herein, collectively, as an “Excess Cash Flow Offer.” Notwithstanding the foregoing, the Company will not be required to make a Subsequent Excess Cash Flow Offer to purchase notes pursuant to this covenant if the then available Excess Cash Flow Balance is less than $2.5 million.

If the aggregate principal amount of notes tendered pursuant to any Excess Cash Flow Offer exceeds, in the case of an Initial Excess Cash Flow Offer, the Excess Cash Flow Offer Amount or, in the case of a Subsequent Excess Cash Flow Offer, the then available Excess Cash Flow Balance, the Trustee will select the notes to be repurchased in the manner described below under “ —Selection and Notice.”

Each Excess Cash Flow Offer will be required to remain open for 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law. Upon the expiration of that period, the Company will apply the Excess Cash Flow Offer Amount, in the case of an Initial Excess Cash Flow Offer, or Excess Cash Flow Balance, in the case of a Subsequent Excess Cash Flow Offer, to the purchase of all notes tendered at the Excess Cash Flow Offer Purchase Price.

Any Excess Cash Flow Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

Notwithstanding anything to the contrary set forth above, the Company shall not be required (i) to make any Subsequent Excess Cash Flow Offer pursuant to this covenant if the Company does not reasonably believe (taking into account all applicable notice periods in this covenant) that it can consummate such Subsequent Excess Cash Flow Offer prior to the first day of the next Operating Six Months period, or (ii) to make an Initial Excess Cash Flow Offer pursuant to this covenant if, on the first day of the applicable Operating Six Months period with respect to which such Initial Excess Cash Flow Offer is to be made, the immediately preceding Initial Excess Cash Flow Offer or Subsequent Excess Cash Flow Offer is still outstanding and has not yet been consummated; provided, that, in the case of an Initial Excess Cash Flow Offer, any amount of Excess Cash Flow Offer Amount with respect to such Operating Six Months period will be added to the Excess Cash Flow Offer Amount for each subsequent Operating Six Months period until an Initial Excess Cash Flow Offer is made.

Certain Covenants

The Indenture also contains certain covenants that will, among other things, restrict our, the Guarantors’ and the Restricted Subsidiaries’ ability to borrow money, pay dividends on or repurchase equity interests, make investments and sell assets or enter into mergers or consolidations. The following summaries of certain covenants of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, details your rights as a Holder of notes.

Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests

The Indenture provides that, except as set forth in this covenant, we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly, create, issue, assume, guarantee, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to “incur” or, as appropriate, an “incurrence”), any Indebtedness (including Disqualified Equity Interests and Acquired Indebtedness), other than Permitted Indebtedness.

Notwithstanding the foregoing if:

(1)  no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence of such Indebtedness, and

(2)  on the date of such incurrence (the “Incurrence Date”), our Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis (as set forth in the definition of Consolidated Coverage Ratio) to such incurrence of such Indebtedness and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.0 to 1.0 (the “Debt Incurrence Ratio”), then we and the Guarantors may incur such Indebtedness (including Disqualified Equity Interests and Acquired Indebtedness).

In addition, the foregoing limitations of the first paragraph of this covenant will not prohibit our incurrence or the incurrence by any Guarantor of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (plus any Permitted Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to the Maximum Credit Facility Amount, minus the amount of any such Indebtedness retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to the covenant “—Limitation on Sale of Assets and Restricted Subsidiary Equity Interests.”

Indebtedness (including Disqualified Equity Interests) of any Person which is outstanding at the time such Person becomes one of the Restricted Subsidiaries (including upon designation of any Person as a Restricted Subsidiary) or is merged with or into or consolidated with us or one of the Restricted Subsidiaries shall be deemed to have been incurred at the time such Person becomes or is designated one of the Restricted Subsidiaries or is merged with or into or consolidated with us or one of the Restricted Subsidiaries, as applicable.

Upon each incurrence of Indebtedness, (i) we may designate pursuant to which provision of this covenant such Indebtedness is being incurred, (ii) we may subdivide an amount of Indebtedness and designate more than one provision pursuant to which such amount of Indebtedness is being incurred and shall be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, in any manner that complies with this covenant and (iii) such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant, except that all Indebtedness under the notes, the Guarantees and the Indenture shall be deemed to have been incurred pursuant to clause (a) of the definition of Permitted Indebtedness.

Limitation on Restricted Payments

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect on a pro forma basis to such Restricted Payment:

(1)  a Default or an Event of Default shall have occurred and be continuing,

(2)  we are not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests,” or

(3)  the aggregate amount of all Restricted Payments made by us and the Restricted Subsidiaries, including after giving effect to such proposed Restricted Payment, on and after the Issue Date (excluding Restricted Payments permitted by clauses (a), (e), (f), (g), and (i) of the next succeeding paragraph), would exceed, without duplication, the sum of:

(A)  50% of our aggregate Consolidated Net Income for the period (taken as one accounting period), commencing on the first day of the fiscal quarter in which the Issue Date occurs, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation for which our consolidated financial statements are required to be delivered to the Trustee or, if sooner, filed with the Commission (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

(B)  100% of the aggregate Net Cash Proceeds received by us from the issue or sale of our Qualified Equity Interests (other than (i) to one of the Restricted Subsidiaries, (ii) to the extent applied in connection with a Qualified Exchange or, to avoid duplication, otherwise given credit for in any provision of this or the following paragraph, or (iii) used as consideration to make a Permitted Investment pursuant to clause (h) of the definition of “Permitted Investment”) after the Issue Date, plus

(C)  without duplication of any amounts included in clause (A) above, an amount equal to the sum of (i) 50% of (a) any dividends or distributions received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company, minus (b) the aggregate cash distributions received by the Company from a Flow Through Entity that is not a Restricted Subsidiary that have been used to make a Permitted Tax Distribution attributable to a Flow Through Entity that is not a Restricted Subsidiary pursuant to clause (g)(iii) below, plus (ii) to the extent not otherwise included in Consolidated Net Income of the Company, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the sale or liquidation of any Unrestricted Subsidiaries, plus (iii) to the extent that any Unrestricted Subsidiary of the Company is designated to be a Restricted Subsidiary, the fair market value of the Company’s Investment in such subsidiary on the date of such designation, plus

(D)  without duplication of any amounts included in clause (B) above, 100% of the Net Cash Proceeds (or of the Net Cash Proceeds received upon the conversion of non-cash proceeds into cash) of any equity contributions (including the forgiveness of any Indebtedness other than Subordinated Indebtedness) received after the Issue Date by the Company from any holder (other than a Restricted Subsidiary) of the Company’s Equity Interests.

The preceding paragraph, however, will not prohibit:

(a)  (i) the repurchase, redemption, or other retirement or acquisition of Equity Interests of the Company or any Restricted Subsidiary from our employees, directors or managers (or their heirs or estates) or employees, directors or managers (or their heirs or estates) of the Restricted Subsidiaries or (ii) any dividend, distribution or other payment to OEDA to enable OEDA, PGC or PGP to repurchase, redeem, or otherwise retire or acquire Equity Interests of any of OEDA, PGC or PGP from any of their respective employees, directors or managers (or their heirs or estates) or employees, directors or managers (or their heirs or estates) of any of their respective subsidiaries, in the case of each of the preceding clauses (i) and (ii) upon the death, disability or termination of employment or pursuant to the terms of any subscription, stock option, stockholder or other agreement or plan in effect on the Issue Date in an aggregate amount pursuant to this paragraph (a) to all such employees, directors or managers (or their heirs or estates) not to exceed $500,000 per fiscal year on and after the Issue Date, provided, that any amounts not used in a fiscal year may be carried forward to succeeding fiscal years until used,

(b)  any dividend, distribution or other payment by any of the Restricted Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests,

(c)  a Qualified Exchange,

(d)  the payment of any dividend on Qualified Equity Interests within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions,

(e)  so long as clause (1) above is satisfied, the payment of Management Amounts, provided, that in the case of the Incentive Fee, such Incentive Fee is permitted to be paid pursuant to the covenant “Restriction on Payment of Management Fees,”

(f)  so long as clause (1) above is satisfied, the payment of reasonable and customary directors fees payable to, and indemnity provided on behalf of, the Managers of the Company and its Restricted Subsidiaries, indemnity provided on behalf of officers and employees of the Company and its Restricted Subsidiaries, and customary reimbursement of travel and similar expenses incurred in the ordinary course of business, and consulting or similar fees to the Managers, officers or employees of the Company pursuant to, and in accordance with, agreements in effect on the Issue Date (without giving effect to any amendment or supplement thereto or modification thereof),

(g)  with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity and so long as clause (1) above is satisfied, the payment of Permitted Tax Distributions (whether paid in such tax year or portion thereof, or any subsequent tax year); provided, that (i) prior to the first payment of Permitted Tax Distributions during any particular calendar year the Company provides an Officers’

Certificate and an Opinion of Counsel to the effect that the Company and each other Flow Through Entity in respect of which such distributions are being made qualify as Flow Through Entities for federal income tax purposes and for the states in respect of which such distributions are being made for such tax year or portion thereof, (ii) at the time of such distribution, the most recent audited financial statements of the Company for periods including such tax year or portion thereof provided to the Trustee pursuant to the covenant described under the caption “Reports” provide that the Company and each subsidiary of the Company in respect of which such distributions are being made was treated as a Flow Through Entity for the period of such financial statements, and (iii) in the case of the portion, if any, of any Permitted Tax Distribution that is proposed to be distributed for a particular taxable period or portion thereof, which portion of such Permitted Tax Distribution is attributable to a Flow Through Entity that is not a Restricted Subsidiary, such portion of such proposed Permitted Tax Distribution shall be limited to the excess of (a) the aggregate actual cash distributions received by the Company or a Restricted Subsidiary from all Flow Through Entities that are not Restricted Subsidiaries of the Company during the period commencing with the Issue Date and continuing to and including the last day of the period in respect of which such proposed Permitted Tax Distribution is being determined over (b) the aggregate amount of such cash distributions described in the immediately preceding clause (a) that (x) have already been taken into account for purposes of making a Permitted Tax Distribution previously made and which was attributable to a Flow Through Entity that was not a Restricted Subsidiary at the time such Permitted Tax Distribution was made or (y) the Company previously used to make a Restricted Payment permitted by clause (A) or (C) of clause (3) above (treating such cash distributions described in this clause (b)(y) as used to make a Restricted Payment in any previous period only to the extent that in such period, the total amount of Restricted Payments actually made during such period exceeded the excess of (m) the total amount of Restricted Payments permitted to be made in such period over (n) the amount of such cash distributions described in the immediately preceding clause (a) that were actually received by the Company or a Restricted Subsidiary during such period or any prior period and that were not previously used to make a Permitted Tax Distribution or treated as used to make a Restricted Payment pursuant to this clause (b)(y)),

(h)  the declaration and payment of dividends and distributions to holders of Disqualified Equity Interests of the Company or any of the Restricted Subsidiaries issued or incurred in accordance with the covenant described above under the caption “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests,”

(i)  the redemption and repurchase of any Equity Interests or Indebtedness of the Company or any of the Restricted Subsidiaries to the extent required by any Gaming Authority or Racing Authority, or

(j)  so long as clause (1) above is satisfied, Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount pursuant to this clause (j) not to exceed $2.5 million.

For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the reasonable good faith judgment of the Managers of the Company, unless stated otherwise, at the time made or returned, as applicable. Additionally, within 5 days of the date of making any Restricted Payment pursuant to the first paragraph of this covenant in excess of (or series of related Restricted Payments to the same Person and its Affiliates in the aggregate in excess of) $1.0 million, we shall deliver an Officers’ Certificate to the Trustee describing in reasonable detail the nature of such Restricted Payment, stating the amount of such Restricted Payment, stating in reasonable detail the provisions of the Indenture pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the terms of the Indenture.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly, incur or suffer to exist any consensual restriction on the ability of any of the Restricted Subsidiaries (i) to pay dividends or make other distributions to or on behalf of, (ii) to pay any obligation to or on behalf of, (iii) to otherwise transfer assets or property to or on behalf of, or (iv) to make or pay loans or advances to or on behalf of, us or any of the Restricted Subsidiaries, except:

(1)  restrictions imposed by the notes or the Indenture or by our other Indebtedness (which may also be guaranteed by the Guarantors) ranking pari passu with the notes or the Guarantees, as applicable; provided, that such restrictions are no more restrictive in any material respect than those imposed by the Indenture and the notes,

(2)  restrictions imposed by applicable law,

(3)  restrictions under agreements existing on the Issue Date, including with respect to Existing Indebtedness (as in effect on the Issue Date, without giving effect to any amendment, supplement or modification thereof),

(4)  restrictions under (i) any Acquired Indebtedness not incurred in violation of the Indenture (ii) or any agreement (including any Equity Interests) relating to any property, asset, or business acquired by us or any of the Restricted Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired,

(5)  restrictions imposed by Indebtedness incurred under the Credit Agreement, provided, that such restrictions are no more restrictive in any material respect than those contained in the Indenture as in effect on the Issue Date, without giving effect to any amendment, supplement or modification thereof,

(6)  restrictions with respect solely to any of the Restricted Subsidiaries imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all of the Equity Interests or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Restricted Subsidiary which are being sold,

(7)  restrictions on transfer contained in Purchase Money Indebtedness not incurred in violation of the Indenture, provided, that such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness,

(8)  customary restrictions on subletting, sublicensing or assignment and net worth provisions in any contract, lease or license entered into in the ordinary course of business,

(9)  customary limitations on the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business,

(10)  customary restrictions on the transfer of assets subject to a Permitted Lien imposed by a holder of such Lien,

(11)  restrictions in agreements governing Permitted Refinancing Indebtedness; provided, that such restrictions are not more restrictive in any material respect than those contained in the agreement governing the Indebtedness being so refinanced and do not apply to any other Person or assets than those that would have been covered by the restrictions contained in the agreement governing the Indebtedness being so refinanced, and

(12)  restrictions under any amendment, modification, restatement, renewal, increase, supplement, refunding or replacement of any of the instruments or agreements referred to in clauses (1) through (11) above; provided, that such restrictions under any such amendment, modification, restatement, renewal, increase, supplement, refunding or replacement are no more restrictive in any material respect as determined by the Managers of the Company in their reasonable good faith judgment than those contained in the instrument or agreement being so amended, modified, restated, renewed, increased, supplemented, refunded or replaced.

Limitation on Liens

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly, incur or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of our or their respective assets, including, without limitation, all real, tangible or intangible property (other than Excluded Assets) now owned or acquired on or after the date of the Indenture, or upon any income or profits therefrom, or convey any right to receive income or profits therefrom.

Limitation on Transactions with Affiliates

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, on or after the Issue Date, directly or indirectly, sell, lease, transfer or otherwise dispose of any of our or their properties or assets to, or purchase any property or assets from, or enter into or suffer to exist any contract, agreement, understanding, loan, advance, guarantee, arrangement or transaction with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions):

(1)  unless it is determined by the Managers of the Company that the terms of such Affiliate Transaction(s) are fair and reasonable to us, and no less favorable to us than could have been obtained in an arm’s length transaction with a non-Affiliate,

(2)  if involving consideration to either party of $1.0 million or more, unless such Affiliate Transaction(s) has been approved by a majority of the Managers of the Company that are disinterested in such transaction or, if none, a disinterested representative appointed by the Managers of the Company for such purpose, and

(3)  if involving consideration to either party of $5.0 million or more (or if no Managers of the Company are disinterested in such transaction and no disinterested representative is appointed by the Managers of the Company as described in clause (2) above) unless, in addition we, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction(s) to us from a financial point of view from an independent investment banking, accounting or appraisal firm of national reputation in the United States.

Within 5 days of any Affiliate Transaction(s) involving consideration to either party of $5.0 million or more, the Company shall deliver to the Trustee an Officers’ Certificate addressed to the Trustee certifying that such Affiliate Transaction(s) complied with clause (1), (2) and (3) above, as applicable.

Limitation on Merger, Sale or Consolidation

The Indenture provides that we will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless:

(1)  either (a) the Company is the surviving Person or (b) the resulting, surviving or transferee Person is a Person (provided, that at least one of the Issuers of the notes is a corporation) organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our Obligations in connection with the notes, the Indenture, the Collateral Agreements and the Construction Documents;

(2)  no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

(3)  unless such transaction is solely the merger of us and one of our Wholly-owned Restricted Subsidiaries, immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the resulting, surviving or transferee Person is at least equal to our Consolidated Net Worth immediately prior to such transaction;

(4)  unless such transaction is solely the merger of us and one of our Wholly-owned Restricted Subsidiaries, immediately after giving effect to such transaction on a pro forma basis, the resulting, surviving or transferee Person would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;” and

(5)  each Guarantor shall have, if required by the terms of the Indenture or the Collateral Agreements, confirmed in writing that its Guarantee shall apply to the Obligations of the Issuers or the resulting, surviving or transferee Person in accordance with the notes, the Indenture and the Collateral Agreements.

In the event of any transaction (other than a lease or transfer of less than all of our assets) in accordance with the foregoing in which the Company is not the surviving Person, the resulting, surviving or transferee Person shall succeed to and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such resulting, surviving or transferee Person had been named therein as the Company, and the Trustee may require any such Person to ensure, by executing and delivering appropriate instruments and opinions of counsel, that the Trustee continues to hold a Lien, having the same relative priority as was the case immediately prior to such transactions, on all Collateral for the benefit of the Holders.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more of the Restricted Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Limitation on Lines of Business

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Managers of the Company, is a Related Business.

Guarantors

The Indenture provides that all of our present and future Restricted Subsidiaries (other than Foreign Subsidiaries), jointly and severally will guarantee all principal, premium, if any, interest and Liquidated Damages, if any, on the notes on a senior secured basis.

We will cause each Restricted Subsidiary we form or acquire to (i) execute and deliver to the Trustee a supplemental indenture and a guarantee in form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee, on a senior secured basis, all of our Obligations under the notes and the Indenture on the terms set forth in the Indenture, (ii) execute a security agreement and other Collateral Agreements necessary or reasonably requested by the Trustee to grant, and grant, the Trustee a valid, enforceable, perfected Lien on the Collateral described therein, and (iii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture guarantee and Collateral Agreements have been duly authorized, executed and delivered by such Restricted Subsidiary and that each of such documents and the Indenture constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary, in each case subject to customary qualifications. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Release of Guarantors

The Indenture provides that no Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, subject to the provisions of the following paragraph and the other provisions of the Indenture, (1) the Person formed by, resulting from or surviving any such consolidation or merger (if other than such Guarantor) (a) expressly assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall unconditionally guarantee, on a senior secured basis, all of such Guarantor’s Obligations under such Guarantor’s Guarantee on the terms set forth in the Indenture, (b) executes a security agreement and other Collateral Agreements necessary or reasonably requested by the Trustee to grant, and grants, a valid, enforceable, perfected Lien on the Collateral owned by such Person to secure such Obligations on terms not less favorable in any material respect to the holders of notes than the terms set forth in the Collateral Agreements, and (c) delivers to the Trustee an Opinion of Counsel that such supplemental indenture, guarantee and Collateral Agreements have been duly authorized, executed and delivered and that each of such documents and the Indenture constitutes a legal, valid, binding and enforceable obligation of such Person, in each case subject to customary qualifications; and (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing. The provisions of the covenant shall not apply to the merger of any Guarantors with or into each other or with or into us.

Upon the sale or disposition (including by merger or sale or transfer of all of the Equity Interests) of a Guarantor (as an entirety) to a Person which is not and is not required to become a Guarantor, or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant “—Limitations on Sale of Assets and Restricted Subsidiary Equity Interests”), such Guarantor will be deemed released from its Obligations under its Guarantee of the notes and the Collateral Agreements; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any of our Indebtedness or any Indebtedness of any other of the Restricted Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of our Indebtedness or any Indebtedness of any of the Restricted Subsidiaries.

Limitation on Status as Investment Company

The Indenture prohibits us, the Guarantors and the Restricted Subsidiaries from being required to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Impairment of Security Interests

The Indenture provides that, except as permitted in the Indenture, the Intercreditor Agreement and the Collateral Agreements, we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, take or omit to take any action that would have the result of materially adversely affecting or impairing the Lien on the Collateral in favor of the Trustee for the benefit of the Holders of the notes.

Restrictions on Activities of Capital

The Indenture provides that Capital shall not hold any material assets, become liable for any obligations or engage in any business activities; provided, that Capital must be a co-obligor of the notes (including any additional notes incurred pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests”) pursuant to the terms of the Indenture and as contemplated by the Purchase Agreement executed by the Issuers, the Guarantors and the Initial Purchaser and, as necessary, may engage in any activities directly related or necessary in connection therewith.

Restriction on Payment of Management Fees

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of the Restricted Subsidiaries to, directly or indirectly, pay to PGP, PGC, OEDA or any of their Affiliates any Incentive Fees if:

(a)  a Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such payment; or

(b)  our Consolidated Coverage Ratio for the Reference Period preceding the date on which such Management Fees are proposed to be paid would have been less than 2.0 to 1.0, calculated on a pro forma basis, provided, that in calculating the Consolidated Coverage Ratio for purposes of this covenant, there shall be deducted in calculating Consolidated EBITDA the amount of any Management Fees (including any Management Fees deferred from a prior period) to the extent paid in cash.

Any Incentive Fees not permitted to be paid pursuant to this covenant will be deferred and will accrue and may be paid only at such time that they would otherwise be permitted to be paid under the Indenture.

Entity Classification

The Indenture provides that the Company will be a Flow Through Entity and will not take, or fail to take, any action which would result in the Company no longer being classified as a Flow Through Entity except (i) pursuant to a Permitted C-Corp Conversion or (ii) any transaction permitted under the covenant described under the caption “—Limitation on Merger, Sale or Consolidation.”

Limitation on Use of Proceeds

The Indenture provides that we are required to deposit on the Issue Date approximately $62.4 million into the Construction Disbursement Account, approximately $24.2 million into the Interest Reserve Account and approximately $5.0 million into the Completion Reserve Account. Funds in the Interest Reserve Account shall be used only to pay the first three Fixed Interest payments on the notes. The funds in the Construction Disbursement Account, the Interest Reserve Account and the Completion Reserve Account may be invested only in Cash Equivalents. All funds in the Construction Disbursement Account, the Interest Reserve Account and the Completion Reserve Account shall be disbursed only in accordance with the Cash Collateral and Disbursement Agreement.

Gaming Licenses and Other Permits

The Indenture provides that we and the Guarantors will, and will cause the Restricted Subsidiaries to, use our and their commercially reasonable efforts to obtain and maintain in full force and effect at all times all Gaming Licenses, all Racing Licenses and all other Permits from or with any Gaming Authority, Racing Authority or other governmental authority that are necessary for the design, development, construction, equipping and operation of the Racino or any of the Issuers’ and the Restricted Subsidiaries’ other operations; provided, that if in the course of the exercise of its governmental or regulatory functions the applicable Gaming Authority or Racing Authority is required to suspend or revoke any Gaming License, Racing License or other Permit or close or suspend any operation of any part of the Racino or any of the Issuers’ and the Restricted Subsidiaries’ other operations as a result of any noncompliance therewith or with law, the Company shall use its commercially reasonable efforts to promptly and diligently correct such noncompliance or replace any personnel causing such noncompliance so that the Racino or such other operations, as the case may be, shall be opened and fully operating as promptly as practicable.

Reports

The Indenture provides that whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, we will deliver to the Trustee and, to each

Holder, within 15 days after we are or would have been (if we were subject to such reporting obligations) required to file such with the Commission, (i) annual and quarterly financial statements substantially equivalent to financial statements that would have been required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including in each case, together with a Management’s Discussion and Analysis of Financial Condition and Results of Operations which would be so required, and including, with respect to annual information only, a report thereon by our certified independent public accountants as would be so required, and (ii) all information that would be required to be contained in a filing with the Commission on Form 8-K if we were required to file such reports. From and after the time we file a registration statement with the Commission with respect to the notes, we will file with the Commission the annual, quarterly and other reports which we are required to file with the Commission at such time as are required to be filed. The Company will make all such information available to prospective investors in the notes upon reasonable request.

Rule 144A Information Requirement

The Indenture provides that the Issuers and the Guarantors will furnish to the Holders or beneficial holders of notes, upon their request, and to prospective purchasers thereof designated by such Holders or beneficial holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the notes to qualify for an exemption under Rule 144A.

Events of Default and Remedies

The Indenture defines an “Event of Default” as:

(1)  our failure to pay any installment of interest (or Liquidated Damages, if any) on the notes as and when the same becomes due and payable and the continuance of any such failure for 30 days,

(2)  our failure to pay all or any part of the principal, or premium, if any, on the notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price, the Excess Cash Flow Purchase Price or the Asset Sale Offer Price, on notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer, an Excess Cash Flow Offer or Asset Sale Offer, as applicable,

(3)  our failure or the failure by any of the Restricted Subsidiaries to comply with the requirement to make the Change of Control Offer, Excess Cash Flow Offer or Asset Sale Offer as described under the captions “—Repurchase of Notes at the Option of the Holder Upon a Change of Control,” “—Repurchase of Notes at the Option of the Holder From Excess Cash Flow” and “—Limitation on Sale of Assets and Restricted Subsidiary Equity Interests,” respectively, or to comply with the provisions described under the caption “—Limitation on Merger, Sale or Consolidation,”

(4)  our failure or the failure by any of the Restricted Subsidiaries to observe or perform any other covenant or agreement contained in the notes or the Indenture and the continuance of such failure for a period of 60 days after written notice is given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the notes outstanding,

(5)  certain events of bankruptcy, insolvency or reorganization in respect of us, any of the Guarantors or any of our Significant Subsidiaries,

(6)  an event of default occurs (after giving effect to any waivers, amendments, applicable grace periods, applicable notice periods or any extension of any maturity date) in our Indebtedness or the Indebtedness of the Guarantors or any of the Restricted Subsidiaries with an aggregate amount outstanding in excess of $5.0 million (a) resulting from the failure to pay principal of or interest on such Indebtedness or (b) as a result of such default, the maturity of such Indebtedness has been accelerated prior to its stated maturity,

(7)  failure by the Issuers or any Restricted Subsidiary to pay final judgments not covered by insurance aggregating in excess of $5.0 million, at any one time rendered against the Issuers or any of the Restricted Subsidiaries, which judgments are not stayed, bonded or discharged within 60 days after their entry,

(8)  any Guarantee of a Guarantor which is a Significant Subsidiary ceases to be in full force and effect or shall be held in any judicial proceeding to be unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee and the Indenture) or any Guarantor which is a Significant Subsidiary denies or disaffirms its Obligations under its Guarantee or the Collateral Agreements (in each case, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture),

(9)  the Casino or the Racino is not Operating by the applicable Operating Deadline,

(10)  (a) any event of default occurs under any of the Collateral Agreements (after giving effect to any applicable grace periods, applicable notice periods, waivers or amendments) or (b) our failure or the failure of any of the Restricted Subsidiaries to comply with any material agreement or covenant in, or material provision of, any of the Collateral Agreements, or any breach in any material respect of any material representation or warranty made by us or any of the Restricted Subsidiaries in any Collateral Agreement, and the continuance of such failure or breach for a period of 30 days after written notice is given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the notes outstanding, and

(11)  any of the Collateral Agreements ceases to be in full force and effect or any of the Collateral Agreements ceases to give the Trustee (or, in the case of a mortgage, ceases to give the Trustee or any other trustee under such mortgage) any of the Liens, rights, powers or privileges purported to be created thereby, or any of the Collateral Agreements is declared null and void, or either of the Issuers or any Guarantor denies that it has any further liability under any Collateral Agreement to which it is a party or gives notice of such effect (in each case other than by reason of the termination of the Indenture or any such Collateral Agreement in accordance with its terms or the release of any Guarantor in accordance with the Indenture) and the continuance of such failure for a period of 30 days after written notice is given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the notes outstanding.

If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (5) above relating to us, any of the Guarantors or any of our Significant Subsidiaries) then in every such case, unless the principal of all of the notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the Trustee if given by Holders) (an “Acceleration Notice”), may declare all principal, premium, if any, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately. If an Event of Default specified in clause (5), above, relating to us, any of the Guarantors or any of our Significant Subsidiaries occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of a majority in aggregate principal amount of notes generally are authorized to (i) waive any existing Default or Event of Default and its consequences under the Indenture and/or (ii) rescind an acceleration and its consequences if all existing Events of Default (other than the non-payment of the principal of, premium, if any, and interest and Liquidated Damages, if any, on the notes which have become due solely by such acceleration) have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity.

Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Legal Defeasance and Covenant Defeasance

The Indenture provides that we may, at our option, elect to discharge our obligations and the Guarantors’ obligations with respect to the outstanding notes and Guarantees (“Legal Defeasance”). If Legal Defeasance occurs, we shall be deemed to have paid and discharged all amounts owed under the notes, and the Indenture shall cease to be of further effect as to the notes and Guarantees (upon which we may obtain the release of the Collateral as security for the notes and the Guarantees), except that:

(1)  Holders will be entitled to receive timely payments for the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes, from the funds deposited for that purpose (as explained below);

(2)  our obligations will continue with respect to the issuance of temporary notes, the registration of notes, and the replacement of mutilated, destroyed, lost or stolen notes;

(3)  the Trustee will retain its rights, powers, duties, and immunities, and we will retain our obligations in connection therewith; and

(4)  other Legal Defeasance provisions of the Indenture will remain in effect.

In addition, we may, at our option and at any time, elect to cause the release of our obligations and the Guarantors’ with respect to most of the covenants in the Indenture (except as described otherwise therein) (“Covenant Defeasance”). If Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events) relating to us, any of the Guarantors or any Significant Subsidiary described under “Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes. We may exercise Legal Defeasance regardless of whether we previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance (each, a “Defeasance”):

(1)  we must irrevocably deposit with the Trustee, in trust, for the benefit of Holders of the notes, U.S. legal tender, U.S. Government Obligations or a combination thereof, in amounts that will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the notes on the stated date for payment or any redemption date thereof (and we must specify whether the notes are being defeased to Stated Maturity or a particular redemption date), and the Trustee must have, for the benefit of Holders of the notes, a valid, perfected, exclusive security interest in the trust;

(2)  in the case of Legal Defeasance, we must deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee confirming that:

(A)  we have received from, or there has been published by the Internal Revenue Service, a ruling or

(B)  since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that Holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, we must deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee confirming that Holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant had not occurred;

(4)  in the case of Legal Defeasance or Covenant Defeasance, (a) no Default or Event of Default shall have occurred and be continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and (b) no Event of Default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter (it being understood that the condition shall not be deemed satisfied until the expiration of such period);

(5)  the Defeasance may not result in a breach or violation of, or constitute a default under, any other material agreement or instrument (other than the Indenture) to which we, any of the Guarantors or any of the Restricted Subsidiaries are a party or by which we, or any of the Restricted Subsidiaries are bound;

(6)  we must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by us with the intent to hinder, delay or defraud any other of our creditors; and

(7)  we must deliver to the Trustee an Officers’ Certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an Opinion of Counsel confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) above.

The Defeasance will be effective on the day on which all the applicable conditions above have been satisfied.

If the amount deposited with the Trustee to effect a Covenant Defeasance is insufficient to pay the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes when due, or if any court enters an order directing the repayment of the deposit to us or otherwise making the deposit unavailable to make payments under the notes when due, or if any court enters an order avoiding the deposit of money or otherwise requires the payment of the money so deposited to the Issuers or to a fund for the benefit of its creditors, then (so long as the insufficiency exists or the order remains in effect) our and the Guarantors’ obligations under the Indenture, the notes and the Collateral Agreements will be revived, and the Covenant Defeasance will be deemed not to have occurred.

Satisfaction and Discharge

The Indenture provides that the Issuers may terminate their obligations and the obligations of the Guarantors under the Indenture, the notes, the Guarantees and the Collateral Agreements (except as described below) (whereupon the Issuers may obtain the release of the Collateral as security for the notes and the Guarantees) when:

(1)  either:

(a)  all the notes previously authenticated and delivered (except lost, stolen or destroyed notes which have been replaced and notes for whose payment money has theretofore been deposited with the Trustee or the paying agent in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or a Guarantor or discharged from such trust) have been delivered to the Trustee for cancellation, or

(b)  (i) all notes have been called for redemption pursuant to the provisions under “Optional Redemption” by mailing to holders a notice of redemption or all notes otherwise have become due and payable, and

(ii)  the Issuers have irrevocably deposited or caused to be irrevocably deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, and interest and Liquidated Damages, if any, on the notes to the date of redemption or maturity, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be,

(iii)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit),

(iv)  such deposit shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which we, any of the Guarantors or any of the Restricted Subsidiaries are a party or by which we, any of the Guarantors or any of the Restricted Subsidiaries are bound, and

(2)  each of the Issuers and the Guarantors has paid all other sums payable by it under the Indenture, the notes, the Guarantees, the Intercreditor Agreement and the Collateral Agreements, and

(3)  we shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel confirming the satisfaction of all conditions set forth in clauses (1) and (2) above.

Amendments, Supplements and Waivers

Except as provided in the two succeeding paragraphs, the Indenture, the notes and the Guarantees may be amended, supplemented or otherwise modified, and any existing Default or Event of Default (except certain payment defaults) or compliance with any provisions of the Indenture, the notes and the Guarantees may be waived, with the consent of the Holders of not less than a majority in aggregate principal amount of the notes at the time outstanding (including consents obtained in connection with a tender or exchange offer for the notes).

Without the consent of the Holder of each outstanding note affected, an amendment, supplement, modification or waiver may not (with respect to notes held by a non-consenting Holder):

(1)  reduce the principal amount of notes whose Holders must consent to an amendment, supplement, modification or waiver,

(2)  change the Stated Maturity on any note,

(3)  reduce the principal of, or any premium (including redemption premium but not including any redemption premium relating to the covenants described under “Offers to Repurchase the Notes” except as prohibited by paragraph (6) below) on, any note,

(4)  reduce the rate of or change the time for payment of interest (or Liquidated Damages, if any), including default interest, on any note,

(5)  waive a Default or Event of Default in the payment of principal of, or premium, if any, interest or Liquidated Damages, if any, on any note (except a rescission of acceleration of the notes by the Holders of a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration),

(6)  reduce the Change of Control Purchase Price or the Asset Sale Offer Price after the corresponding Asset Sale or Change of Control has occurred or reduce the Excess Cash Flow Purchase Price after the Company becomes obligated to make the Excess Cash Flow Offer,

(7)  change the coin or currency in which, the principal of, or premium, if any, interest or Liquidated Damages, if any, on any note is payable,

(8)  impair the right to institute suit for the enforcement of payment of the principal of, or premium, if any, interest or Liquidated Damages, if any, on any note on or after the Stated Maturity (or on or after the Redemption Date),

(9)  make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, scheduled payments of principal of or premium, if any, interest or Liquidated Damages, if any, on the notes,

(10)  modify or change any provision of the Indenture affecting the ranking of the notes or any Guarantee in a manner adverse to the Holders of the notes,

(11)  release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Collateral Agreements or the Indenture other than in compliance with the Indenture and the Collateral Agreements, or

(12)  make any changes in the foregoing amendment, supplement and waiver provisions.

Notwithstanding the foregoing, without the consent of the Holders, we, the Guarantors and the Trustee may amend, modify or supplement the Indenture, the notes or the Guarantees:

(i)  to cure any ambiguity, defect or inconsistency,

(ii)  to provide for uncertificated notes in addition to or in place of certificated notes,

(iii)  to provide for the assumption of any of our or the Guarantors’ obligations to Holders in the case of a merger or consolidation or a sale of all or substantially all of our assets in accordance with the Indenture and the Collateral Agreements,

(iv)  to evidence the release any Guarantor permitted to be released under the terms of the Indenture and the Collateral Agreements or to evidence the addition of any new Guarantor,

(v)  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act,

(vi)  to enter into additional or supplemental Collateral Agreements,

(vii)  to comply with applicable Gaming Laws and Racing Laws,

(viii)  to comply with the provisions of DTC or the Trustee with respect to the provisions of the Indenture and the notes relating to transfers and exchanges of notes or beneficial interests therein, or

(ix)  to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the rights of any Holder of notes under the Indenture, the notes, the Guarantees, the Registration Rights Agreement, the Collateral Agreements or the Intercreditor Agreement.

Governing Law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b); provided, that with respect to the creation, attachment, perfection or priority of the security interest in any real property Collateral, the governing law shall be the laws of the jurisdiction where such Collateral is located.

No Personal Liability of Partners, Stockholders, Officers, Directors

The Indenture provides that no director, officer, manager, employee, incorporator, stockholder, member or controlling person of us or any Guarantor, in such capacity, will have any liability for any obligations of us or any Guarantor under the notes, the Indenture, the Collateral Agreements or the Registration Rights Agreement or for any claim based on, or in respect of, or by reason of, such obligations or their creation; provided, that this provision shall in no way limit the obligation of any Guarantor pursuant to any Guarantee of the notes.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (including Disqualified Equity Interests) of any Person existing at the time such Person becomes a Restricted Subsidiary of the Company, including by designation, or is merged or consolidated into or with the Company or one of the Restricted Subsidiaries.

“Acquisition” means the purchase or other acquisition of any Person or all or substantially all the assets of any Person by any other Person, whether by purchase, merger, consolidation or other transfer, and whether or not for consideration.

“Adjusted Consolidated Coverage Ratio” means, with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Consolidated Subsidiaries for such period to the Adjusted Consolidated Fixed Charges of such Person and its Consolidated Subsidiaries for such period (calculated in the same manner as the Consolidated Coverage Ratio is calculated, except that Management Fees shall be deducted in calculating Consolidated EBITDA).

“Adjusted Consolidated Fixed Charges” means, with respect to any Person for any period, the Consolidated Fixed Charges of such Person and its Consolidated Subsidiaries for such period minus, to the extent included therein, any Deferred Contingent Interest of such Person and its Consolidated Subsidiaries for such period, plus any Deferred Contingent Interest accrued in respect of any prior periods that is proposed to be paid for the period in respect of which Adjusted Consolidated Fixed Charges is being determined.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, will mean (a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting securities of such Person. Notwithstanding the foregoing, the Initial Purchaser shall not be deemed to be an Affiliate of PGP, PGC, OEDA, the Issuers or any of the Restricted Subsidiaries.

“Applicable Capital Gain Tax Rate” means a rate equal to the sum of:

(a)  the highest marginal federal income tax rate applicable to net capital gain of an individual who is a citizen of the United States, plus

(b)  the greater of (i) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of California and (ii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Louisiana, multiplied by a factor equal to 1 minus the highest marginal federal income tax rate described in clause (a) above.

“Applicable Income Tax Rate” means a rate equal to the sum of:

(a)  the highest marginal federal ordinary income tax rate applicable to an individual who is a citizen of the United States, plus

(b)  the greater of (i) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of California and (ii) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of Louisiana, multiplied by a factor equal to 1 minus the highest marginal federal income tax rate described in clause (a) above.

“Asset Sale” means:

(a)  the conveyance, sale, transfer, assignment or other disposition of, directly or indirectly, any of the property, business or assets of the Company and the Restricted Subsidiaries, including by merger or consolidation (in the case of a Guarantor or one of the Restricted Subsidiaries); and

(b)  the sale or other transfer or issuance of any Equity Interests of any of the Restricted Subsidiaries, whether by us or by one of the Restricted Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of the Restricted Subsidiaries (in each case, other than directors’ qualifying shares).

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)  any (a) conveyance, sale, transfer, assignment, lease or other disposition of inventory, equipment, accounts receivable or other assets acquired and held for resale in the ordinary course of business, consistent with past practices of the Issuers and the Restricted Subsidiaries and (b) the sale or other disposition of, or liquidation of, Cash Equivalents;

(2)  any sale or disposition of damaged, worn out or other obsolete personal property so long as such property is no longer necessary for the proper conduct of our business or the business of such Restricted Subsidiary, as applicable;

(3)  any conveyance, sale, transfer, assignment or other disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries taken as a whole that is governed by and complies with the provisions of the Indenture described under “—Offers to Repurchase the notes—Repurchase of notes at the Option of the Holder Upon a Change of Control” and/or the provisions described under “—Certain Covenants—Limitation on Merger, Sale or Consolidation;”

(4)  a transaction or series of related transactions that have a fair market value (or result in gross proceeds) of less than $1.0 million, until the aggregate fair market value and gross proceeds of the transactions excluded from the definition of Asset Sale pursuant to this clause (4) exceed $5.0 million;

(5)  conveyance, sale, transfer, assignment, lease or other disposition to the Company or any of the Restricted Subsidiaries;

(6)  any settlement, release or surrender of tort or other litigation claims in the ordinary course of business or any grant of any Liens not otherwise prohibited by the Indenture;

(7)  any Investments that are not prohibited by the covenant described under “Certain Covenants—Limitation on Restricted Payments;”

(8)  any exchange of equipment or assets for any assets or property of the type set forth in clause (b) of the second paragraph covenant described under the heading “—Offers to Repurchase the Notes—Limitation on Sale of Assets and Restricted Subsidiary Equity Interests;” and

(9)  any issuance of Equity Interests by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary.

“Average Life” means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

“Beneficial Owner” or “beneficial owner” has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not otherwise applicable.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Lafayette, Louisiana or New York, New York are authorized or obligated by law or other government action to close.

“Capital” means The Old Evangeline Downs Capital Corp., a Delaware corporation and a wholly-owned subsidiary of the Company.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Collateral and Disbursement Agreement” means the Cash Collateral and Disbursement Agreement dated as of the date of the Indenture, among the Issuers, the Trustee, Independent Construction Consultant and the Disbursement Agent, as in effect on the date of the Indenture or as amended in accordance with the section entitled “Amendment, Supplement and Waiver.”

“Cash Equivalent” means:

(1)  securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof having maturities of not more than one year from the date of acquisition),

(2)  securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, having the highest rating obtainable from either Standard & Poor’s Ratings Group, or any successor thereto (“S&P”), or Moody’s Investors Service, Inc., or any successor thereto (“Moody’s”),

(3)  time deposits, certificates of deposit, bankers’ acceptances and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250.0 million and in each case, having maturities of not more than one year from the date of acquisition,

(4)  commercial paper issued by others rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s and, in each case, having maturities of not more than one year from the date of acquisition,

(5)  repurchase obligations for underlying securities of the types described in (1) and (2) above, or

(6)  money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in (1) through (5) of this definition.

“Casino” means the project to design, develop, construct, equip and operate a casino and related amenities as part of the Racino, as generally described in the prospectus.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all “collateral” referred to in the Collateral Agreements.

“Collateral Accounts” means the Construction Disbursement Account, the Interest Reserve Account and the Completion Reserve Account.

“Collateral Agreements” means, collectively, the Cash Collateral and Disbursement Agreement and all mortgages, deeds of trust, security agreements, pledge agreements, control agreements, collateral assignment agreements and other agreements, instruments, financing statements and other documents evidencing, creating, setting forth or limiting any Lien on Collateral in favor of the Trustee (or, in the case of mortgages, deeds of trust or similar agreements, in favor of the Trustee or another trustee thereunder), for the benefit of the holders of the notes.

“Commission” means the Securities and Exchange Commission.

“Completion Reserve Account” means the completion reserve account to be maintained by the Disbursement Agent and pledged to the Trustee pursuant to the terms of the Cash Collateral and Disbursement Agreement.

“consolidated” means, with respect to the Company, the consolidation of the accounts of the Restricted Subsidiaries with those of the Company, all in accordance with GAAP; provided, that “consolidated” will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of the Company.

“Consolidated Coverage Ratio” of any Person on any date of determination (the “Transaction Date”) means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person (before deducting Management Fees either paid in cash or deferred during the applicable Reference Period) (exclusive of Consolidated EBITDA attributable to operations and businesses permanently discontinued or disposed of, as determined in accordance with GAAP) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, as determined in accordance with GAAP, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such Person’s Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of such calculation:

(1)  Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period,

(2)  transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period,

(3)  the incurrence of any Indebtedness (including issuance of any Disqualified Equity Interests) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom), other than Indebtedness incurred in the ordinary course of business for general corporate purposes pursuant to working capital facilities, shall be assumed to have occurred on the first day of the Reference Period, and

(4)  the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Equity Interests bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, provided, that if such Person or any of the Restricted Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, then such rate (whether higher or lower) shall be used.

“Consolidated EBITDA” means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted:

(a)  to add thereto (to the extent deducted for purposes of determining Consolidated Net Income), without duplication, the sum of

(1)  consolidated income tax expense for such Person and the amount of Permitted Tax Distributions subtracted from net income in the determination of the Consolidated Net Income of such Person for such period,

(2)  consolidated depreciation and amortization expense for such Person,

(3)  Consolidated Fixed Charges for such Person, and

(4)  all other non-cash charges reducing Consolidated Net Income for such period, (i) including, but not limited to, charges, attributable to the grant, exercise or repurchase of options for or shares of Qualified Equity Interests to or from employees of such Person and its Consolidated Subsidiaries determined in accordance with GAAP, but (ii) excluding non-cash charges that require an accrual of or a reserve for cash charges for any future periods and normally occurring accruals such as reserves for accounts receivable; and

(b)  to subtract therefrom:

(1)  the amount of all cash payments made by such Person or any of the Restricted Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period, and

(2)  any extraordinary non-cash items increasing Consolidated Net Income for such period.

“Consolidated Fixed Charges” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

(a)  interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including Contingent Interest (excluding (i) amortization or write-off of deferred financing costs and debt issuance costs of such Person and the Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and the Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness, and (ii) the net effect of all cash payments made or received pursuant to Interest Swap and Hedging Obligations including, but not limited to, cash costs paid to unwind Interest Swap and Hedging Obligations existing on and prior to the date of the Indenture), including (1) original issue discount and non-cash interest payments or accruals on any Indebtedness, (2) the interest portion of all deferred payment obligations, and (3) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings, in each case, to the extent attributable to such period, and

(b)  the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Equity Interests, other than dividends payable solely in Qualified Equity Interests and other than by Restricted Subsidiaries of the Company to the Company or the Company’s Wholly-owned Restricted Subsidiaries.

For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guarantee by such Person or a Restricted Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

“Consolidated Net Income” means, with respect to any specified Person for any period, the net income (or loss) of such specified Person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

(a)  all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP) or are unusual and nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any Equity Interests),

(b)  the net income of any other Person, other than a Restricted Subsidiary, in which such specified Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such specified Person or a Restricted Subsidiary of such specified Person during such period, but in any case not in excess of such specified Person’s pro rata share of such other Person’s net income for such period, and

(c)  the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its members or stockholders, and reduced by the maximum amount of Permitted Tax Distributions attributable to such net income for such period, reduced by the amounts described in the immediately preceding clauses (a), (b) and (c).

“Consolidated Net Worth” of any Person at any date means the aggregate consolidated stockholders’ or members’ equity of such Person and its Consolidated Subsidiaries, plus the aggregate amounts that would be shown on the consolidated balance sheet of such Person prepared in accordance with GAAP, as of such date with respect to any series of Preferred Equity Interests that by their terms are not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders’ (or members’) equity attributable to Disqualified Equity Interests or treasury stock of such Person and its Consolidated Subsidiaries, and (b) all upward revaluations and other write-ups in the book value of any asset of such Person or a Consolidated Subsidiary of such Person subsequent to the Issue Date made in connection with or in contemplation of the transaction which requires the calculation of Consolidated Net Worth.

“Consolidated Subsidiary” means, for any Person, each Restricted Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

“Construction Disbursement Account” means the construction disbursement account to be maintained by the Disbursement Agent and pledged to the Trustee pursuant to the terms of the Cash Collateral and Disbursement Agreement.

“Construction Disbursement Budget” has the meaning set forth in the Cash Collateral and Disbursement Agreement.

“Construction Documents” has the meaning set forth in the Cash Collateral and Disbursement Agreement.

“Contingent Interest” means interest payable on each Interest Payment Date with respect to any principal amount of outstanding notes in an amount equal to the product of (1) 5.0% of the Company’s Consolidated EBITDA for its two most recently completed fiscal quarters for which financial statements are available prior to the Interest Record Date applicable to that Interest Payment Date and (2) a fraction, the numerator of which is the principal amount of the notes outstanding on the close of business on that Interest Record Date and the denominator of which is $123.2 million; provided, that Contingent Interest will cease to accrue during a semi-annual period on any principal amount of outstanding notes if the aggregate amount of Contingent Interest in respect of any four consecutive fiscal quarters (excluding any Contingent Interest deferred from prior periods) exceeds the product of (a) 5.0% multiplied by the Target EBITDA and (b) a fraction, the numerator of which is such principal amount of outstanding notes and the denominator of which is $123.2 million.

“contractually subordinate” means subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto.

“Credit Agreement” means one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements providing for revolving credit loans, term loans, receivable financings, letters of credit or other debt obligations entered into on or after the Issue Date providing for an aggregate $15.0 million senior credit facility, including any related notes, guarantees, collateral documents, instruments and agreements to be executed in connection therewith, in each case as amended, restated, supplemented, renewed, replaced or otherwise modified from time to time, whether in whole or in part, and whether or not with the same agent, trustee, representative lenders or holders or otherwise, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term “Credit Agreement” shall include agreements in respect of Interest Swap and Hedging Obligations with lenders (or Affiliates thereof) party to the Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any credit agreement:

(1)  extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(2)  adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and the Restricted Subsidiaries and their respective successors and assigns,

(3)  increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests,” or

(4)  otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Disbursement Agent” means U.S. Bank National Association or the then acting Disbursement Agent under the Cash Collateral and Disbursement Agreement.

“Disqualified Equity Interests” means with respect to any Person, any Equity Interests of such Person that, either by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased for cash by such Person or any of the Restricted Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the notes. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Equity Interests solely because such Equity Interests mature or become mandatorily redeemable, or give the holders thereof the right to require the Company to repurchase such Equity Interests, in each case, upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Equity Interests if the terms of such Equity Interests provide that the Company may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company’s purchase of the notes as are required to be purchased pursuant to the provisions of the Indenture as described under “—Offers to Repurchase the Notes—Repurchase of Notes at the Option of the Holder Upon a Change of Control” and “—Limitation on Sale of Assets and Restricted Subsidiary Equity Interests.”

“Equity Holder” means each Person treated for federal income tax purposes as (a) with respect to a corporation, an owner of stock of such corporation, (b) with respect to a limited liability company or similar entity, a member of such limited liability company or similar entity, (c) with respect to a partnership, a partner of such partnership, (d) with respect to any entity described in clause (a)(iv) of the definition of “Flow Through Entity”, the owner of such entity, and (e) with respect to a trust described in clause (a)(v) of the definition of “Flow Through Entity”, an owner thereof.

“Equity Interests” means (a) (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock issued by such Person, (ii) with respect to a Person that is a limited liability company, any and all membership interests in such Person, and (iii) with respect to any other Person, any and all partnership, joint venture or other equity interests of such Person, and (b) all warrants, options or other rights to acquire any of the Equity Interests described in the immediately preceding clause (a) (but excluding any debt security that is convertible into, or exchangeable for, any of the Equity Interests described in the immediately preceding clause (a)).

“Event of Loss” means, with respect to any property or asset, (1) any loss, destruction or damage of such property or asset, (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset or (3) any settlement in lieu of clause (2) above, in each case having a fair market value or resulting in gross proceeds in excess of $1.0 million.

“Excess Cash Flow” means, with respect to the Company for any Operating Six Months, the Consolidated EBITDA of the Company and its Restricted Subsidiaries for such Operating Six Months, minus (1) Permitted Tax Distributions for such Operating Six Months, minus (2) (i) capital expenditures of the Company and its Restricted Subsidiaries actually paid to complete the Racino (including additional deposits made in the Collateral Accounts) during such Operating Six Months and (ii) $2.0 million of other capital expenditures for each Operating Six Months that the Casino has been open less amounts previously deducted pursuant to this clause 2(ii), minus (3) principal and interest payments (other than Contingent Interest), in each case, whether made at maturity or otherwise, or whether voluntary or required, made during such Operating Six Months in respect of Indebtedness permitted to be incurred pursuant to the covenant described above under the covenant “Limitation of Incurrence of Additional Indebtedness and Disqualified Equity Interests” (including the portion of any payments associated with Capital Lease Obligations), minus (4) Contingent Interest accrued for such Operating Six Months.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Person” means (i) PGC; (ii) PGP; (iii) PGP Investors, LLC; (iv) OEDA, (v) M. Brent Stevens, Michael S. Luzich and any Affiliate or Manager of PGP, PGC, PGP Investors, LLC, M. Brent Stevens or Michael S. Luzich (collectively, the “Existing Holders”), (vi) any trust, corporation, partnership or other entity (a) controlled by the Existing Holders and members of the immediate family of the Existing Holders or (b) 80% of the beneficiaries, stockholders, partners or owners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders or (vii) any partnership, the sole general partners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders.

“Exempted Affiliate Transaction” means:

(a)  reasonable and customary compensation paid to officers, employees or consultants of the Company or any Restricted Subsidiary, in each case, for services provided to the Company or any Restricted Subsidiary, as determined in good faith by the Managers of the Company;

(b)  Restricted Payments permitted under the terms of the covenant discussed above under “Certain Covenants—Limitation on Restricted Payments;”

(c)  transactions solely between or among the Company and any Restricted Subsidiary or solely among Restricted Subsidiaries;

(d)  the Management Agreement and payment of Management Amounts pursuant thereto;

(e)  any agreement (other than the Management Agreement) as in effect on the Issue Date among the Company, any officers or managers of the Company, one or more Restricted Subsidiaries and one or more Affiliates of the Company (including any amendments thereof so long as any such amendment is not more disadvantageous to the Company or the relevant Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date);

(f)  Permitted Investments; and

(g)  transactions with a joint venture engaged in a Related Business; provided, that all the outstanding ownership interests of such joint venture are owned only by the Company, the Restricted Subsidiaries and Persons who are not Affiliates of the Company.

“Existing Indebtedness” means the Indebtedness of the Company and the Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date (after giving effect to the transactions contemplated hereby), reduced to the extent such amounts are repaid, refinanced or retired.

“FF&E” means furniture, fixtures and equipment (including Gaming Equipment) acquired by the Issuers and the Restricted Subsidiaries in the ordinary course of business for use in the construction and business operations of the Company.

“FF&E Financing” means Purchase Money Indebtedness, Capital Lease Obligations and other Indebtedness (to the extent that under the terms thereof and any related contract or other agreement, no personal recourse could be had against such Person for the payment of the principal of or interest or premium or other amounts with respect to such Indebtedness or for any claim based on such Indebtedness and that enforcement of obligations on such Indebtedness is limited solely to recourse against interests in specified assets), the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries to acquire or lease or refinance, respectively, FF&E.

“Flow Through Entity” means an entity that (a) for federal income tax purposes constitutes (i) an “S corporation” (as defined in Section 1361(a) of the Code), (ii) a “qualified subchapter S subsidiary” (as defined in Section 1361(b)(3)(B) of the Code), (iii) a “partnership” (within the meaning of Section 7701(a)(2) of the Code) other than a “publicly traded partnership” (as defined in Section 7704 of the Code), (iv) an entity that is disregarded as an entity separate from its owner under the Code, the Treasury regulations or any published administrative guidance of the Internal Revenue Service, or (v) a trust, the income of which is includible in the taxable income of the grantor or another person under sections 671 through 679 of the Code (the entities described in the immediately preceding clauses (i), (ii), (iii), (iv) and (v), a “Federal Flow Through Entity”) and (b) for state and local jurisdictions in respect of which Permitted Tax Distributions are being made, is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity.

“Foreign Subsidiary” means any subsidiary of the Company which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts substantially all of its business operations outside of the United States of America.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as approved by a significant segment of the accounting profession in the United States as in effect from time to time.

“Gaming Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter in existence, or any officer or official thereof, including, without limitation, the Louisiana Gaming Control Board, or any other agency, in each case, with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Issuers and their subsidiaries.

“Gaming Equipment” means slot machines, video poker machines, and all other gaming equipment and related signage, accessories and peripheral equipment.

“Gaming FF&E Financing” means FF&E Financing, the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries to acquire or lease FF&E that constitutes Gaming Equipment.

“Gaming Law” means the provisions of any gaming laws or regulations of any jurisdiction or jurisdictions to which any of the Issuers and the Restricted Subsidiaries is, or may at any time after the date of the Indenture, be subject.

“Gaming License” means any Permit required to own, lease, operate or otherwise conduct gaming activities of the Issuers and the Restricted Subsidiaries and all applicable liquor and tobacco Permits.

“General Contractor” has the meaning set forth in the Cash Collateral and Disbursement Agreement.

“Guarantor” means each of the Company’s present and future Restricted Subsidiaries that at the time are guarantors of the notes in accordance with the Indenture.

“Incentive Fees” has the meaning set forth in the Management Agreement.

“Indebtedness” of any specified Person means, without duplication,

(a)  all liabilities and obligations, contingent or otherwise, of such specified Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such specified Person in accordance with GAAP, (1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such specified Person or only to a portion thereof), (2) evidenced by bonds, notes, debentures or similar instruments, (3) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 60 days past their original due date) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors;

(b)  all liabilities and obligations, contingent or otherwise, of such specified Person (1) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (2) relating to any Capitalized Lease Obligation, or (3) evidenced by a letter of credit or a reimbursement obligation of such specified Person with respect to any letter of credit;

(c)  all net obligations of such specified Person under Interest Swap and Hedging Obligations;

(d)  all liabilities and obligations of others of the kind described in any of the preceding clauses (a), (b) and (c) that such specified Person has guaranteed or provided credit support or that are otherwise its legal liability or which are secured by any assets or property of such specified Person;

(e)  any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and

(f)  all Disqualified Equity Interests of such specified Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends).

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Equity Interests which do not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Equity Interests, such fair market value shall be determined in reasonable good faith by the Managers of the Company.

The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Construction Consultant” means Abacus Project Management, Inc. and its successors or replacements as provided in the Cash Collateral and Disbursement Agreement.

“Interest Reserve Account” means the interest reserve account to be maintained by the Disbursement Agent and pledged to the Trustee pursuant to the terms of the Cash Collateral and Disbursement Agreement into which an amount, together with interest earned on such amount, sufficient to pay the first two Fixed Interest payments on the notes will be deposited on the date of the Indenture.

“Interest Swap and Hedging Obligation” means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

“Investment” by any specified Person in any other Person (including an Affiliate) means (without duplication):

(a)  the acquisition (whether by purchase, merger, consolidation or otherwise) by such specified Person (whether for cash, property, services, securities or otherwise) of Equity Interests, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person or any agreement to make any such acquisition;

(b)  the making by such specified Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension (but excluding (i) advances to officers and employees made in the ordinary course of business and (ii) accounts receivable, trade credit, endorsements for collection or deposits arising in the ordinary course of business);

(c)  other than guarantees of Indebtedness of the Issuers or any Guarantor to the extent permitted by the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests,” the entering into by such specified Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

(d)  the making of any capital contribution by such specified Person to such other Person; and

(e)  the designation by the Managers of the Company of any Person to be an Unrestricted Subsidiary.

The Company shall be deemed to make an Investment in a subsidiary of the Company in an amount equal to the fair market value of the Equity Interests of such subsidiary then held by the Company, at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Restricted Subsidiary shall be deemed an Investment valued at its fair market value at the time of such transfer. The Company or any of the Restricted Subsidiaries shall be deemed to have made an Investment in a Person that is or was a Restricted Subsidiary or a Guarantor if, upon the issuance, sale or other disposition of any portion of the Company’s or the Restricted Subsidiary’s ownership in the Equity Interests of such Person, such Person ceases to be a Restricted Subsidiary or Guarantor, as applicable. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

“Issue Date” means the date of first issuance of the notes under the Indenture.

“Issuers” means Capital and the Company.

“Legal Holiday” means a Saturday, Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, real or personal, movable or immovable, now owned or hereafter acquired.

“Liquidated Damages” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Management Agreement” means the Amended and Restated Management Services Agreement, dated as of the date of the Indenture, by and between the Operator and the Company, as in effect on the Issue Date, without giving effect to any amendment or supplement thereto or modification thereof.

“Management Amounts” shall mean Management Fees and Reimbursable Expenses.

“Management Fees” shall mean any of the “Pre-Opening Services Fee,” the “Basic Management Fee” and the “Incentive Fee,” as such terms are defined in the Management Agreement.

“Manager” means, with respect to any Person (i) if such Person is a limited liability company, the members of the board of managers, or members of such other body performing similar functions for such Person, manager or managers, as appointed pursuant to the operating agreement of such Person as then in effect, or in the event that there are no managers or board of managers or similar governing body, the sole member of such Person or (ii) otherwise, the members of the board of directors (if such Person is a corporation) or other governing body of such Person.

“Maximum Credit Facility Amount” means at any time (such time, the “Time of Determination”) (a) prior to the second anniversary of the date the Casino first becomes Operating (the “Second Anniversary Date”), $15.0 million, and (b) on or after the Second Anniversary Date, the greater of (i) the borrowings outstanding under the Credit Agreement on the Second Anniversary Date less any repayments, refinancings or retirings of such borrowings made on or after the Second Anniversary Date and on or prior to the Time of Determination and (ii) $10.0 million.

“Net Cash Proceeds” means the aggregate amount of cash or Cash Equivalents received by (i) the Company in the case of a sale or issuance of Qualified Equity Interests or an equity contribution or (ii) the Company or a Restricted Subsidiary, as the case may be, in the case of an Asset Sale or an Event of Loss (including, in the case of an Event of Loss, the insurance proceeds, but excluding any liability insurance proceeds payable to the Trustee for any loss, liability or expense incurred by it or paid as the result of any Event of Loss),

(1)  plus, in the case of an issuance of Qualified Equity Interests upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt),

(2)  plus, in the case of an Asset Sale, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in such Asset Sale,

(3)  less, in each case, the sum of all the direct costs relating to such transaction, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, and

(4)  less, in the case of an Asset Sale only:

(i)  taxes paid or payable as a result thereof (x) by the Company and the Restricted Subsidiaries or (y) any Equity Holder of the Company (or, in the case of any Company Equity Holder that is a Flow Through Entity, the Upper Tier Equity Holder of such Flow Through Entity) in an amount equal to the increase in the amount of Permitted Tax Distributions in the taxable year that such Asset Sale is consummated or in the immediately succeeding taxable year attributable to income or gain from such Asset Sale, in each case, after taking into account any available operating losses and net operating loss carryovers, tax credits, tax credit carryforwards, or deductions and any tax sharing arrangements or similar tax attributes,

(ii)  amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and

(iii)  any amounts provided as a reserve by the Company or any of the Restricted Subsidiaries, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale).

“Obligation” means any principal, premium or interest payment, or monetary penalty, or damages, due by the Issuers or any Guarantor under the terms of the notes, the Indenture or the Collateral Agreements, including any Liquidated Damages due pursuant to the terms of the Registration Rights Agreement.

“OEDA” means OED Acquisition, LLC, a Delaware limited liability company and the direct parent of the Company.

“Offering” means the offering of the notes by the Issuers.

“Officers’ Certificate” means the officers’ certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

“Operating” has the meaning set forth in the Cash Collateral and Disbursement Agreement.

“Operating Deadline” has the meaning set forth in the Cash Collateral and Disbursement Agreement.

“Operating Six Months” means the two consecutive fiscal quarter period of the Company beginning with the first full fiscal quarter immediately after the date that the Casino first becomes Operating, and each succeeding two consecutive fiscal quarter period thereafter.

“Opinion of Counsel” means the opinion of counsel to be delivered upon the occurrence of certain events set forth in the Indenture.

“OTB Operations” means all of the assets and properties of the Company and its subsidiaries (including, but not limited to, all Gaming Licenses, Racing Licenses and Permits) related to the business operation of any off-track betting parlor or similar facility operated or owned by the Company or such subsidiary.

“Permit” means any license, permit, franchise, finding of suitability, registration, filing, order, declaration, qualification, approval, consent, certificate or other authorization.

“Permitted C-Corp Conversion” means a transaction resulting in the Company becoming subject to tax under the Code as a corporation (a “C Corporation”); provided, that:

(1)  the C Corporation resulting from such transaction, if a successor to The Old Evangeline Downs, L.L.C., (a) is a corporation, limited liability company or other entity organized and existing under the laws of any state of the United States or the District of Columbia, (b) assumes all of the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (c) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction;

(2)  after giving effect to such transaction no Default or Event of Default exists;

(3)  prior to the consummation of such transaction, the Company shall have delivered to the Trustee (a) an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income gain or loss for federal income tax purposes as a result of such Permitted C-Corp Conversion and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Permitted C-Corp Conversion had not occurred and (b) an Officer’s Certificate as to compliance with all of the conditions set forth in paragraphs (1), (2) and (3)(a) above; and

(4)  such transaction would not (a) result in the loss or suspension or material impairment of any Gaming License or Racing License unless a comparable replacement Gaming License or Racing License is effective prior to or simultaneously with such loss, suspension or material impairment or (b) require any holder or beneficial owner of notes to obtain a Gaming License or Racing License or be qualified or found suitable under any applicable Gaming Laws or Racing Laws.

“Permitted Indebtedness” means:

(a)  Existing Indebtedness, including Indebtedness evidenced by the notes and the Guarantees issued pursuant to the Indenture up to the amounts being issued on the original Issue Date less any amounts repaid or retired);

(b)  Permitted Refinancing Indebtedness;

(c)  FF&E Financing; provided, that (1) the principal amount of such Indebtedness does not exceed the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase) of the FF&E purchased or leased with the proceeds thereof, (2) no Indebtedness incurred under the notes is utilized for the purchase or lease of such FF&E, and (3) the aggregate principal amount of such Indebtedness (including any Permitted Refinancing Indebtedness and any other Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness pursuant to this clause (c)) outstanding at any time (excluding any Gaming FF&E Financing incurred pursuant to this clause (c)) does not exceed $5.0 million;

(d)  Indebtedness solely in respect of bankers acceptances, letters of credit payment obligations in connection with self-insurance or similar requirements, security for workers’ compensation claims, appeal bonds, surety bonds, insurance obligations or bonds, and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), and similar bonds or obligations, all incurred in the ordinary course of business (including, without limitation, to maintain any license or permits) in accordance with customary industry practices, in amounts and for the purposes customary in the Company’s industry;

(e)  (i) Indebtedness of the Company owed to (borrowed from) any Guarantor, (ii) Indebtedness of any Guarantor owed to (borrowed from) any other Guarantor or the Company, (iii) Indebtedness of any Restricted Subsidiary owed to (borrowed from) any Guarantor or the Company or (iv) Disqualified Equity Interests issued by any Guarantor or Restricted Subsidiary to the Company, any other Guarantor or any other Restricted Subsidiary; provided, that:

(w)  in the case of clause (i) of this paragraph, such obligations shall be unsecured and contractually subordinated in all respects to the Company’s obligations pursuant to the notes and any event that causes such Guarantor no longer to be a Guarantor (including by designation as an Unrestricted Subsidiary) shall be deemed to be a new incurrence by the Company of such Indebtedness and any Guarantor thereof subject to the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;”

(x)  in the case of clause (ii) of this paragraph, such obligations shall be unsecured and contractually subordinated in all respects to such Guarantor’s obligations pursuant to such Guarantor’s Guarantee and any event that causes the Guarantor lender no longer to be a Guarantor (including a designation as an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such Guarantor borrower of such Indebtedness and any guarantor thereof subject to the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;”

(y)  in the case of clause (iii) of this paragraph such obligations shall be unsecured and any event that causes the Guarantor lender no longer to be a Guarantor (including a designation as an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such Restricted Subsidiary borrower of such Indebtedness and any guarantor thereof subject to the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;” and

(z)  in the case of clause (iv) of this paragraph, any event that causes the Guarantor or Restricted Subsidiary no longer to be, as applicable, a Guarantor or Restricted Subsidiary (including a designation as an Unrestricted Subsidiary) shall be deemed in each case to be an issuance of such Disqualified Equity Interests subject to the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;”

(f)  Interest Swap and Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates;

(g)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(h)  Indebtedness represented by Capitalized Lease Obligations, mortgage financings or Purchase Money Indebtedness, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness incurred pursuant to this clause (h), not to exceed $5.0 million at any one time outstanding;

(i)  the accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms;

(j)  the guarantee of any Indebtedness of the Company, any Guarantor or any Restricted Subsidiary that was permitted to be incurred by another provision of this covenant so long as such guarantee otherwise complies with the Indenture;

(k)  Indebtedness arising from agreements for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business or assets, other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business or assets for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or the applicable Guarantor or Restricted Subsidiary in connection with such disposition;

(l)  Indebtedness not otherwise included as “Permitted Indebtedness” in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this paragraph (l), including all Permitted Refinancing Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness incurred pursuant to this paragraph (l), not to exceed $5.0 million; and

(m)  the obligation of the Company to pay Reimbursables (as defined in the Management Agreement) to PGC and OEDA pursuant to the Management Agreement.

“Permitted Investment” means:

(a)  Investments existing on the date of the Indenture;

(b)  any Investment in any of the notes or Guarantees;

(c)  any Investment in cash or Cash Equivalents;

(d)  Investments of the types referred to in clause (e) of the definition of “Permitted Indebtedness;”

(e)  any Investment by the Company, any Guarantor or any Restricted Subsidiary in a Person if as a result of such Investment such Person immediately becomes a Wholly-owned Restricted Subsidiary and a Guarantor or such Person is immediately merged with or into the Company or a Wholly-owned Restricted Subsidiary that is a Guarantor;

(f)  other Investments in any Person or Persons, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (f) that are outstanding (after giving effect to any such Investments or any portions thereof that are returned to the Company or the Guarantor that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (f) in such Person, at any time does not in the aggregate exceed $5.0 million (measured by the value attributed to the Investment at the time made or returned, as applicable);

(g)  (i) contribution of the Company’s or any Restricted Subsidiaries’ OTB Operations to an Unrestricted Subsidiary or (ii) the designation of a subsidiary which holds the OTB Operations as an Unrestricted Subsidiary in accordance with the Indenture, provided, that in each case, immediately after giving effect to such contribution or designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant “ —Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;”

(h)  any Investment in any Person in exchange for the Company’s Qualified Equity Interests or the Net Cash Proceeds of any substantially concurrent sale of the Company’s Qualified Equity Interests;

(i)  any Investment in the Company or in a Wholly-owned Restricted Subsidiary of the Company which is a Guarantor, provided, however, that any Indebtedness evidencing such Investment is unsecured and subordinated to the Company’s obligations under the notes;

(j)  Interest Swap and Hedging Obligations;

(k)  Investments in securities of trade creditors, customers or any debtor of the Company or the Restricted Subsidiaries received (a) in satisfaction of judgments, or (b) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors, customers or debtors; and

(l)  loans and advances to employees, directors, officers and Managers of the Company and the Restricted Subsidiaries in the ordinary course of business not to exceed $2.5 million at any one time outstanding.

“Permitted Lien” means:

(a)  Liens imposed by governmental authorities for taxes, assessments or other charges not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently pursued, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

(b)  statutory Liens of carriers, warehousemen, mechanics, material men, suppliers, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided, that (1) the underlying obligations are not yet delinquent, or (2) such Liens are being contested in good faith by appropriate proceedings promptly instituted and diligently pursued and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

(c)  Liens securing the performance of statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(d)  easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business consistent with industry practices which, singly or in the aggregate, do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or any of the Restricted Subsidiaries) or materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

(e)  Liens incurred or deposits made in the ordinary course of business to secure the obligations of the Company and the Restricted Subsidiaries under workers’ compensation, unemployment insurance and other types of social security legislation or otherwise to secure statutory or regulatory obligations of the Company or any of the Restricted Subsidiaries in the ordinary course of business consistent with past practice, including to secure the performance of tenders, surety and appeal bonds, bids, leases, governmental contracts, performance and return-of-money bonds and other similar obligations (exclusive in each case of obligations for the payment of borrowed money); provided, that the obligations in connection with which such Liens were incurred or deposits made shall have been incurred in the ordinary course of business and shall otherwise be permitted by the Indenture;

(f)  Liens securing the notes and the Guarantees;

(g)  Liens securing Acquired Indebtedness or other Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation of such acquisition, and do not extend to any other assets;

(h)  Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to the covenant “—Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests;” provided, that such Liens relate solely to the property which is subject to such Purchase Money Indebtedness;

(i)  leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of the Restricted Subsidiaries or materially detracting from the value of the relative assets of the Company or any Restricted Subsidiary;

(j)  Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of the Restricted Subsidiaries in the ordinary course of business;

(k)  Liens securing Permitted Refinancing Indebtedness incurred in compliance with the Indenture to refinance any Indebtedness that was secured by Liens;

(l)  Liens securing Indebtedness (up to the Maximum Credit Facility Amount) incurred under the Credit Agreement in compliance with the Indenture;

(m)  Liens in favor of the Company or any Guarantor, which are assigned to the Secured Party for the notes or a Guarantee, as applicable;

(n)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(o)  Liens incurred in the ordinary course of business securing Interest Swap and Hedging Obligations that are otherwise permitted under the Indenture;

(p)  Liens on a pledge of the Equity Interests of any Unrestricted Subsidiary securing Indebtedness of such Unrestricted Subsidiary;

(q)  Liens to secure Permitted Indebtedness of the types set forth in clauses (c) and (h) of the definition thereof covering only the assets acquired with such Permitted Indebtedness;

(r)  any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(s)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; and

(t)  Liens securing assets of the Company or any Restricted Subsidiary in addition to Liens described in clauses (a) through (s) above, so long as the aggregate principal amount of Indebtedness secured by Liens incurred pursuant to this clause (t) does not exceed $5.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means Indebtedness (including Disqualified Equity Interests) (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, extension, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a “Refinancing”), any Indebtedness (including Disqualified Equity Interests) in a principal amount or, in the case of Disqualified Equity Interests, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of (1) the principal amount or, in the case of Disqualified Equity Interests, liquidation preference, of the Indebtedness (including Disqualified Equity Interests) so Refinanced and (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Permitted Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Equity Interest) of such Person issuing such Permitted Refinancing Indebtedness, (B) such Permitted Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Equity Interests) to be so refinanced at the time of such Refinancing and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of Holders of the notes than was the Indebtedness (including Disqualified Equity Interest) to be refinanced, (C) such Permitted Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Equity Interests) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the notes, and (D) such Permitted Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the Holders of the notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced.

“Permitted Tax Distributions” in respect of the Company means, with respect to any taxable year or portion thereof in which the Company is a Flow Through Entity, the sum of: (i) the product of (a) the excess of (1) all items of taxable income or gain (other than capital gain) of the Company for such year or portion thereof over (2) all items of taxable deduction or loss (other than capital loss) of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, plus (ii) the product of (a) the net capital gain (i.e., net long-term capital gain over net short-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Capital Gain Tax Rate, plus (iii) the product of (a) the net short-term capital gain (i.e., net short-term capital gain in excess of net long-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, minus (iv) the aggregate Tax Loss Benefit Amount for the Company for such year or portion thereof; provided, that in no event shall the Applicable Income Tax Rate or the Applicable Capital Gain Tax Rate exceed the greater of (i) the greater of (a) the highest aggregate applicable effective marginal rate of federal, state, and local income tax to which a corporation doing business in the state of California and (b) the highest aggregate applicable effective marginal rate of federal, state, and local income tax to which a corporation doing business in the state of Louisiana, would be subject to in the relevant year of determination (as certified to the Trustee by a nationally recognized tax accounting firm) plus 5% and (ii) 60%. For purposes of calculating the amount of the Permitted Tax Distributions the items of taxable income, gain, deduction or loss (including capital gain or loss) of any Flow Through Entity of which the Company is treated for federal income tax purposes as a member (but only for periods for which such Flow Through Entity is treated as a Flow Through Entity), which items of income, gain, deduction or loss are allocated to or otherwise treated as items of income, gain, deduction or loss of the Company for federal income tax purposes, shall be included in determining the taxable income, gain, deduction or loss (including capital gain or loss) of the Company.

Estimated tax distributions may be made within thirty days following March 15, May 15, August 15, and December 15 based upon an estimate of the excess of (x) the tax distributions that would be payable for the period beginning on January 1 of such year and ending on March 31, May 31, August 31, and December 31 if such period were a taxable year (computed as provided above) over (y) distributions attributable to all prior periods during such taxable year.

The amount of the Permitted Tax Distribution for a taxable year shall be re-computed promptly after (i) the filing by the Company and each subsidiary of the Company that is treated as a Flow Through Entity of their respective annual income tax returns and (ii) an appropriate federal or state taxing authority finally determines that the amount of the items of taxable income, gain, deduction, or loss of the Company or any such subsidiary that is treated as a Flow Through Entity for such taxable year or the aggregate Tax Loss Benefit Amount carried forward to such taxable year should be adjusted (each of clauses (i) and (ii) a “Tax Calculation Event”). To the extent that the Permitted Tax Distributions previously distributed in respect of any taxable year are either greater than (a “Tax Distribution Overage”) or less than (a “Tax Distribution Shortfall”) the Permitted Tax Distributions with respect to such taxable year, as determined by reference to the computation of the amount of the items of income, gain, deduction, or loss of the Company and each such subsidiary in connection with a Tax Calculation Event, the amount of the estimated Permitted Tax Distributions that may be made on the estimated tax distribution date immediately following such Tax Calculation Event shall be reduced or increased as appropriate to the extent of the Tax Distribution Overage or the Tax Distribution Shortfall. To the extent that a Tax Distribution Overage remains after the estimated tax distribution date immediately following such Tax Calculation Event, the amount of the estimated Permitted Tax Distribution that may be made on the subsequent estimated tax distribution date shall be reduced to the extent of such Tax Distribution Overage.

Prior to making any Permitted Tax Distributions, the Company shall require each Equity Holder to agree that promptly after the second estimated tax distribution date following a Tax Calculation Event, such Equity Holder shall reimburse the Company to the extent of its pro rata share (based on the portion of Permitted Tax Distributions distributed to such Equity Holder for the taxable year) of any remaining Tax Distribution Overage.

“Person” or “person” means any individual, corporation, limited liability company, joint stock company, joint venture, partnership, limited liability partnership, association, unincorporated organization, trust, governmental regulatory entity, country, state, agency or political subdivision thereof, municipality, county, parish or other entity.

“PGC” means Peninsula Gaming Company, LLC, a Delaware limited liability company, and the direct parent and sole member of OEDA.

“PGP” means Peninsula Gaming Partners, LLC, a Delaware limited liability company, the direct parent and sole managing member of PGC.

“Plans” means the Final Plans (as defined in the Cash Collateral and Disbursement Agreement).

“Preferred Equity Interests” means any Equity Interests of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

“Pro Forma” or “pro forma” shall have the meaning set forth in Regulation S-X of the Securities Act, unless otherwise specifically stated herein.

“Purchase Money Indebtedness” of any Person means any Indebtedness of such Person (to the extent that under the terms thereof and any related contract or other agreement, no personal recourse could be had against such Person for the payment of the principal of or interest or premium or other amounts with respect to such Indebtedness or for any claim based on such Indebtedness and that enforcement of obligations on such Indebtedness is limited solely to recourse against interests in specified assets) to any seller or other Person incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease), construction, installation or improvement of any after acquired real or personal tangible property which is incurred concurrently with such acquisition, construction, installation or improvement and is secured only by the assets so financed.

“Qualified Equity Interests” means, with respect to any Person, any Equity Interests of such Person that are not Disqualified Equity Interests.

“Qualified Equity Offering” means a public or private offering of Qualified Equity Interests of the Company or an equity contribution from a holder of Qualified Equity Interests of the Company (other than an offering pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Qualified Exchange” means:

(1)  any legal defeasance, redemption, retirement, repurchase or other acquisition of Equity Interests or Indebtedness of the Company issued on or after the Issue Date with the Net Cash Proceeds received by the Company from the substantially concurrent sale of its Qualified Equity Interests (other than to a Restricted Subsidiary), or

(2)  any issuance of Qualified Equity Interests of the Company in exchange for any Equity Interests or Indebtedness of the Company issued on or after the Issue Date.

“Racino” means the project to design, develop, construct, equip and operate a casino, racetrack and related amenities, as generally described in this prospectus.

“Racing Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter in existence, or any officer or official thereof, including, without limitation, the Louisiana State Racing Commission or any other agency, in each case, with authority to regulate any racing operation (or proposed racing operation) owned, managed or operated by the Issuers and their subsidiaries.

“Racing Law” means the provisions of any racing laws or regulations of any jurisdiction or jurisdictions to which any of the Issuers and their subsidiaries is, or may at any time after the date of the Indenture, be subject.

“Racing License” means any Permit required to own, lease, operate or otherwise conduct racing activities of the Issuers and their subsidiaries and all applicable liquor and tobacco Permits.

“Recourse Indebtedness” means Indebtedness (a) as to which the Issuers or one of the Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender, or (b) a default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) a holder of any other Indebtedness of the Issuers or any of the Restricted Subsidiaries (other than the notes and Guarantees) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Reference Period” with regard to any Person means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the Indenture for which financial statements are available.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, by and among the Issuers and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

“Reimbursable Expenses” shall mean (i) reasonable and documented out-of-pocket developmental, legal, licensure and other costs and expenses for the Racino previously paid by PGC, OEDA or any of their respective Affiliates on behalf of the Company or (ii) Reimbursables and Operator Advances (as such terms are defined in the Management Agreement) permitted or required to be paid to PGC or OEDA pursuant to the Management Agreement.

“Related Business” means the business conducted (or proposed to be conducted) by the Issuers and the Restricted Subsidiaries as of the Issue Date and any and all businesses that in the reasonable good faith judgment of the Managers of the Company are related, similar or ancillary businesses.

“Restricted Investment” means, in one or a series of related transactions, any Investment, other than Permitted Investments.

“Restricted Payment” means, with respect to any Person:

(a)  the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any direct or indirect parent or other Affiliate of such Person or any other payment to any direct or indirect parent or other Affiliate of such Person or to an Excluded Person,

(b)  any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any direct or indirect parent or other Affiliate of such Person (other than a Wholly-owned Restricted Subsidiary of such Person),

(c)  other than with the proceeds from the substantially concurrent sale of, or in exchange for, Permitted Refinancing Indebtedness any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such Person or a Restricted Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness, and

(d)  any Restricted Investment by such Person;

provided, however, that the term “Restricted Payment” does not include (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Equity Interests of such issuer, or (2) any dividend, distribution or other payment to the Company or to any of the Restricted Subsidiaries, by the Company or any of the Restricted Subsidiaries, and any Investment in any Restricted Subsidiary by the Company or any other Restricted Subsidiary.

“Restricted Subsidiary” means any subsidiary of the Company that is not an Unrestricted Subsidiary.

“Significant Subsidiary” shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

“Stated Maturity,” when used with respect to any note, means March 1, 2010.

“Subordinated Indebtedness” means Indebtedness of the Company or a Guarantor that is contractually subordinated to the notes or such Guarantee, as applicable, in any respect.

“subsidiary,” with respect to any Person, means (1) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more subsidiaries of such Person or by one or more subsidiaries of such Person, (2) any other Person (other than a corporation) in which such Person, one or more subsidiaries of such Person, or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest, or (3) a partnership in which such Person or a subsidiary of such Person is, at the time, a general partner and in which such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest. Unless the context requires otherwise, subsidiary means each direct and indirect subsidiary of the Company.

“Target EBITDA” means Consolidated EBITDA of the Company of $50.0 million.

“Unrestricted Subsidiary” means (i) any subsidiary that, at or prior to the time of determination, shall have been designated by the Managers of the Company as an Unrestricted Subsidiary; provided, that such subsidiary at the time of such designation (a) has no Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of the Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and (d) does not directly, indirectly or beneficially own any Equity Interests of, or Subordinated Indebtedness of, or own or hold any Lien on any property of, the Company or any other Restricted Subsidiary of the Company, and (ii) any subsidiary of an Unrestricted Subsidiary. The Managers of the Company may designate any Unrestricted

Subsidiary to be a Restricted Subsidiary, provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and (2) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interest.” Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Upper Tier Equity Holder” means, in the case of any Flow Through Entity the Equity Holder of which is, in turn, a Flow Through Entity, the person that is ultimately subject to tax on a net income basis on the items of taxable income, gain, deduction, and loss of the Company and its subsidiaries that are Flow Through Entities.

“U.S. Government Obligations” means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

“Voting Equity Interests” means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

“Wholly-owned Restricted Subsidiary” means a Restricted Subsidiary all the Equity Interests of which (other than directors’ qualifying shares) are owned by the Company or one or more Wholly-owned Restricted Subsidiaries of the Company or a combination thereof.

BOOK-ENTRY; DELIVERY AND FORM

The old notes offered and sold to qualified institutional buyers of the old notes are currently represented by one or more fully registered global notes without interest coupons. The new notes issued in exchange for the old notes will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in limited circumstances. See “—Certificated Securities” for more information about the circumstances in which certificated notes may be issued.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including Additional Interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

SPECIFIC FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based on the opinion of Mayer, Brown, Rowe & Maw, counsel to The Old Evangeline Downs, L.L.C., as to the material federal income tax consequences of the issuance of the new notes and the exchange offer, and of the ownership and disposition of the notes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, judicial authorities, and current administrative rulings and pronouncements of the Internal Revenue Service (“IRS”). There can be no assurance that the IRS will not assert a contrary view, and no ruling from the IRS has been or will be sought. Legislation, judicial or administrative changes or interpretations may occur that could alter or modify the following statements and conclusions. Any of these changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of the notes.

Although this discussion summarizes the material federal income tax consequences of the issuance of the new notes and the exchange offer, and of the ownership and disposition of the notes, the federal income tax consequences to a holder of notes may vary from those set forth below depending upon the holder’s particular situation. The discussion below does not address the tax consequences to special classes of investors (including, but not limited to, certain financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and persons treated as partnerships for U.S. federal income tax purposes, non-resident alien individuals, foreign corporations and other non-U.S. persons (other than as discussed below under the heading “Special Rules Concerning Non-U.S. Holders”), and persons holding the notes as part of a “straddle,” “hedge” or “conversion transaction”) who may be subject to special rules not discussed below. This discussion is limited to holders who will hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES, AND OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS.

Consequences of the Exchange Offer to Exchanging Holders

For federal income tax purposes, the exchange of a new note for an old note pursuant to the exchange offer will not be a taxable event for an exchanging holder; the new note will in effect be treated as the continuation of the old note. As a result, for federal income tax purposes, (i) an exchanging holder will not recognize any gain or loss on the exchange, (ii) an exchanging holder will be required to include interest on a new note in gross income in the manner described below, (iii) the holding period for the new note will include the holding period for the old note, and (iv) the holder’s tax basis in the new note will be the same as its basis in the old note.

Recognition of Interest Income

The inclusion of income on the notes is determined in accordance with Treasury regulations applicable to debt instruments providing for one or more contingent payments. Under those regulations, we were required to construct a projected payment schedule for the notes. The projected payment schedule reflects the fixed payments on the notes and our determination of the expected value of contingent interest to be paid on the notes. The projected payment schedule is projected to produce a “comparable yield,” which is a hypothetical yield at which on the date on which we issued the old notes, we could have issued a fixed rate debt instrument with terms and conditions similar to those of the notes. A holder generally will be required to recognize interest income on the notes for each day on which the holder holds the notes under a constant yield-to-maturity basis applicable to debt instruments issued with original issue discount in a manner that assumes in the first instance that actual payments on the notes will be made in accordance with the projected payment schedule. Such income inclusions will be adjusted in the manner described below to reflect the actual amounts of payments of contingent interest at the time that they are made and, in the case of a holder whose tax basis in the notes differs from their adjusted issue price, amounts attributable to such difference. Under this method, a holder may generally be required to include amounts in income in respect of the notes in some periods (e.g., prior to the commencement of payments of contingent interest) in excess of cash payments of interest in such periods.

The amount of interest that accrues on the notes during each accrual period equals the product of the “comparable yield” and the “adjusted issue price” of the notes at the beginning of each accrual period. The adjusted issue price of the notes is the issue price of the old notes (i.e., the first price paid by investors for a substantial amount of the old notes), increased by interest previously accrued on the notes determined under the assumption that payments on the notes are made in accordance with the projected payment schedule, and decreased by the amount of any noncontingent payments and the projected amount of any contingent interest payments previously made on the notes. A holder is required to allocate to and include in gross income on each day during each accrual period a ratable portion of the interest income accrued in that accrual period. Accrual periods may be any length, and may vary in length, provided that each interest payment date is the first day or final day of an accrual period. We intend to file information returns with the Internal Revenue Service using accrual periods that coincide with the periods between each interest payment date.

If actual payments of contingent interest differ from projected payments in any given taxable year, then holders are generally required in such year either to include the difference in gross income as additional interest in case the actual payments exceed projected payments in such taxable year (a “positive adjustment”) or to reduce by the difference the amount of interest otherwise accounted in case the actual payments are less than the projected payments in such taxable year (a “negative adjustment”). If the negative adjustment exceeds the interest for the taxable year that would otherwise have been accounted for on the notes, then the excess is treated as ordinary loss. The amount treated as an ordinary loss in any taxable year is limited, however, to the amount by which the holder’s total interest inclusions on the notes exceed the total amount of the net negative adjustments treated as ordinary loss in prior years. Any remaining excess is a negative adjustment carryforward and treated as a negative adjustment in the succeeding year to the extent of interest accrued on the note in that year. If a note is sold, exchanged, or retired, any negative adjustment carryforward from the prior year reduces the holder’s amount realized on the sale, exchange or retirement. Except to the extent described in this paragraph or below under the heading “—Sale, Exchange, Retirement or Other Taxable Disposition,” the receipt of payments on the notes will not result in recognition of income or loss for federal income tax purposes.

Holders may obtain the projected payment schedule from Natalie Schramm, our Chief Financial Officer, whose business address is c/o Peninsula Gaming Company, LLC, 3rd Street Ice Harbor, P.O. Box 1750, Dubuque, Iowa 52004, and whose telephone number is (563) 690-2120. The projected payment schedule is determined in accordance with the applicable Treasury Regulations and should be used solely for federal income tax purposes. Holders should not rely upon the projected payment schedule as an estimate of future operating performance or an assurance by us with respect to the amounts of payments of contingent interest on the notes. Holders will generally be bound by the projected payment schedule. However, the IRS will not respect a projected payment schedule which it determines to be unreasonable. Holders are urged to consult their tax advisors with respect to the application of the rules described above to the notes.

In the case of a holder whose tax basis in the notes differs from the adjusted issue price of the notes (e.g., a holder who purchased notes for cash at a price different than the adjusted issue price of the notes at the time of purchase), applicable Treasury regulations require that, in addition to including interest income on the notes under the method prescribed above, such a holder reasonably allocate such difference to daily portions of interest and/or projected payments over the remaining term of the notes. Each allocated amount will generally be accounted for as a positive adjustment (in the case of a holder whose basis is less than the notes’ adjusted issue price) or a negative adjustment (in the case of a holder whose basis is greater than the notes’ adjusted issue price) on the day on which the related interest accrual or payment falls in the same manner as differences between actual payments of contingent interest on the notes and the projected amounts of those payments (as described above). Any holder whose tax basis in the notes differs from their adjusted issue price should consult its tax advisor as to the proper allocation of such difference and the effect thereof on the holder’s accruals of interest on the notes and the realization of gain or loss on a subsequent sale or other disposition of the notes.

Sale, Exchange, Retirement or Other Taxable Disposition

A holder of a note will generally recognize gain or loss upon the sale, exchange, retirement, or other taxable disposition of the note in an amount equal to the difference between (1) the amount of cash and the fair market value of property received in exchange therefor, reduced by any negative adjustment carryforward (as described above, including any negative adjustment carryforward resulting from an allocation of the excess, if any, of the holder’s tax basis in the note over the adjusted issue price of the note at the time of the holder’s purchase) and (2) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally is equal to the price paid for the note, increased by the amount of interest previously accrued on the note in the manner described above (determined without adjustments created by differences between projected and actual payments), and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the note. In the case of a holder whose tax basis in the notes differs from their adjusted issue price, the holder’s tax basis in the notes is further increased or decreased by the amount the holder treated as a positive adjustment or negative adjustment, respectively, as a result of the allocation to interest accruals or payments on the notes of the difference between the holder’s tax basis in the notes and their adjusted issue price (as described in the previous paragraph).

Any gain recognized on the sale or other disposition of a note will be treated as ordinary interest income. Any loss recognized will be ordinary loss to the extent the holder’s total interest inclusions on the note exceed the total net negative adjustments the holder took into account as ordinary loss under the rules described above applicable to differences between actual payments and projected payments. Any additional loss will be capital loss.

Special Rules Concerning Non-U.S. Holders

Special rules apply to non-U.S. holders of notes. A non-U.S. holder is any beneficial owner of notes that is not:

•	a citizen or resident of the United States;

•	a partnership or corporation (or an entity that is treated for U.S. federal income tax purposes as a partnership or corporation) that was organized in or under the laws of the United States or any political subdivision of or in the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Payments on the Notes other than Contingent Interest

Under present U.S. federal income tax law, and subject to the discussions below concerning payments of contingent interest and backup withholding, the payment by us or our paying agent of an amount other than contingent interest on a note that is beneficially owned by a non-U.S. holder will not be subject to U.S. federal withholding tax, provided that (the “portfolio interest” exemption):

•	the non-U.S. holder does not actually or constructively own 10% or more of the capital or profits interest in PGC or PGP within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; and

either

•	the non-U.S. holder (or its agent) delivers to the paying agent an IRS Form W-8BEN, signed by it or its agent on its behalf, claiming exemption from withholding; or

•	if the non-U.S. holder holds its notes through a securities clearing organization or certain other financial institutions, the organization or institution that holds the non-U.S. holder’s notes provides a signed statement to the paying agent that is accompanied by an IRS Form W-8BEN provided by the non-U.S. holder to that same organization or institution.

Special rules apply to the statements that must be provided by non-U.S. partnerships in order to establish eligibility for the portfolio interest exemption. In general, a non-U.S. partnership may qualify for the portfolio interest exemption by delivery of the foregoing statements of its partners. These rules may also apply to non-U.S. estates, trusts and intermediaries. Any non-U.S. holder should consult its tax advisor regarding the application of the U.S. federal withholding tax rules to its particular circumstances.

Subject to the discussion below regarding effectively connected interest, a non-U.S. holder that does not qualify for the portfolio interest exemption as described above will be subject to a 30 percent U.S. federal withholding tax with respect to payments of noncontingent interest (i.e., interest paid at the stated rate of 13 percent), unless such non-U.S. holder is eligible for an exemption or reduction of U.S. federal withholding tax under an applicable tax treaty (and the non-U.S. holder delivers to the paying agent in the manner described above an IRS Form W-8BEN claiming such treaty benefits and showing its United States taxpayer identification number).

Payments of Contingent Interest on the Notes

Notwithstanding the previous paragraphs describing the U.S. federal withholding tax treatment of noncontingent payments on the notes, payments of contingent interest on a note beneficially owned by a non-U.S. holder will be subject to U.S. federal withholding tax (currently at a rate of 30 percent), unless such rate is reduced or eliminated under an applicable treaty or treated as effectively connected to a trade or business conducted by the non-U.S. holder in the United States (as described below). Although not entirely clear, we intend to take the position that such tax will not be withheld from any payment of noncontingent interest on the notes, but rather will only be withheld upon an actual payment to the non-U.S. holder of contingent interest, and then in an amount equal to the payment multiplied by the withholding rate applicable to the non-U.S. holder (i.e., 30 percent or a reduced treaty rate). If an applicable treaty reduces the withholding tax, the non-U.S. holder must comply with the same certification delivery requirements as described above with respect to noncontingent interest.

Interest Treated as Effectively Connected

Notwithstanding the foregoing discussion and subject to the discussion below regarding backup withholding, interest (both noncontingent and contingent) on a non-U.S. holder’s notes will not be subject to U.S. federal withholding tax, but will be includible in the income of the non-U.S. holder for regular U.S. federal income tax purposes (and, in the case of a non-U.S. holder that is a foreign corporation, for purposes of the 30 percent U.S. branch profits tax) if:

•	the non-U.S. holder is engaged in the conduct of a trade or business in the United States;

•	interest income on the non-U.S. holder’s notes is effectively connected to the conduct of its trade or business in the United States (and, if a “permanent establishment” clause in a tax treaty applies, is attributable to a permanent establishment in the United States); and

•	the non-U.S. holder has certified to the paying agent on an IRS Form W-8ECI that it is exempt from withholding tax because the interest income on its notes will be effectively connected with the conduct of its trade or business in the United States.

Sale of Notes

If a non-U.S. holder sells or otherwise disposes of its notes prior to maturity or any earlier redemption in a transaction that is treated as a taxable exchange for U.S. federal income tax purposes, the person purchasing the notes from such non-U.S. holder would not be required to withhold U.S. tax from any amount paid by the purchaser to the non-U.S. holder, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the purchaser knows or should have known of the plan. The non-U.S. holder will nonetheless be required to pay U.S. federal income tax on the contingent interest accrued since the preceding payment date at a flat rate of 30 percent or a lower rate provided in a tax treaty. Non-U.S. holders are urged to consult their own tax advisors regarding such obligation.

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or redemption of the notes, unless:

•	the gain is effectively connected with the conduct of its U.S. trade or business (and, if an applicable tax treaty so provides, is attributable to its U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the year in which he disposed of his notes and certain other conditions are met; or

•	the non-U.S. holder is an individual who is subject to the special U.S. income tax provisions that apply to certain expatriates.

Estate Tax Consequences

Generally, the Code provides that if a holder of notes is an individual who is not a U.S. citizen or resident (special definitions of these terms apply for purposes of the U.S. federal estate tax) at the time of his death, a portion of the value of the notes held by such holder at the time of his death will be includible, as determined in a manner prescribed by the IRS, in his gross estate and potentially subject to U.S. federal estate tax. The remaining value of the notes will generally not be includible in such gross estate, provided that:

•	at the time of the holder’s death, income with respect to his notes would not be treated as effectively connected with the conduct of a U.S. trade or business; and

•	the noncontingent interest with respect to his notes would qualify for the portfolio interest exemption from withholding tax described above (without regard to whether or not he satisfied the certification requirements).

A non-U.S. holder may qualify for an exemption or reduction of U.S. federal estate tax imposed with respect to the notes under an applicable estate tax treaty. Non-U.S. holders of notes who are individuals should consult with their tax advisors regarding the potential application of the U.S. federal estate tax to their particular circumstances, including the determination of the portion of the value of the notes that may be includible in the non-U.S. holder’s gross estate for U.S. federal estate tax purposes.

Backup Withholding and Information Reporting

A holder of notes may be subject to backup withholding (currently at the rate of 30%) with respect to accrued interest paid on, and gross proceeds from a sale or other disposition of, the notes unless (1) the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of notes who does not provide us with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

We will report to the holders of the notes and the IRS the amount of any “reportable payments,” including any interest accrued on the notes and any amount withheld with respect to the notes during the calendar year.

Non-U.S. holders are exempt from such backup withholding and information reporting requirements, so long as they provide the certification described above in “—Special Rules Concerning Non-U.S. Holders—Payments on the Notes other than Contingent Interest,” unless, however, we or the paying agent knows or has reason to know that the non-U.S. holder is not entitled to such exemption. Further, we may report payments of interest on the notes to a non-U.S. holder on IRS Form 1042-S regardless of whether a non-U.S. holder provides the certification described above.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. Until                     , 2003 (90 days after the date of this prospectus), all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. See “The Exchange Offer—Resales of the new notes” for additional information on resales of the new notes.

LEGAL MATTERS

The validity of the new notes will be passed upon for us by Mayer, Brown, Rowe & Maw, New York, New York.

EXPERTS

The consolidated financial statements of The Old Evangeline Downs, L.C. (predecessor) as of December 31, 2001 and for the years ended December 31, 2000 and 2001 and the period January 1 to August 30, 2002 and The Old Evangeline Downs, LLC (a wholly-owned subsidiary of OED Acquisition, LLC) (successor) as of December 31, 2002 and the period August 31 to December 31, 2002 included in this prospectus, have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express unqualified opinions and include an explanatory paragraph referring to the predecessor changing its method of accounting for goodwill and intangible assets to conform to Statement of Accounting Standard No. 142 Goodwill and Other Intangible Assets as well as being dual dated as of February 26, 2003 for the litigation settlement of the successor as disclosed in notes 8 and 15) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the new notes being offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the new notes, reference is hereby made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in the registration statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. We will continue to be subject to the periodic and other informational requirements of the Exchange Act. Periodic reports and other information filed by us with the Commission may be inspected at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information as to the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Such materials may also be accessed electronically by means of the Commission’s home page on the Internet at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE OLD EVANGELINE DOWNS, L.L.C.

Audited Consolidated Financial Statements of The Old Evangeline Downs, L.L.C.:

Independent Auditors’ Reports	F-2

Consolidated Balance Sheets at December 31, 2001 and 2002	F-4

Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001, the period January 1 to August 30, 2002 (Predecessor) and the period August 31 to December 31, 2002 (Successor)	F-5

Consolidated Statements of Changes in Members’ Equity for the Years Ended December 31, 2000, 2001, the period January 1 to August 30, 2002 (Predecessor) and the period August 31 to December 31, 2002 (Successor)

F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001, the period January 1 to August 30, 2002 (Predecessor) and the period August 31 to December 31, 2002 (Successor)	F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Interim Consolidated Financial Statements of The Old Evangeline Downs, L.L.C.:

Condensed Consolidated Balance Sheets at December 31, 2002 and March 31, 2002	F-20

Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2002 (Predecessor) and March 31, 2003 (Successor)	F-21

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2002 (Predecessor) and March 31, 2003 (Successor)	F-22

Notes to Interim Consolidated Financial Statements	F-23

INDEPENDENT AUDITORS’ REPORT

To the Members of

The Old Evangeline Downs, L.C.

Lafayette, Louisiana

We have audited the accompanying consolidated balance sheet of The Old Evangeline Downs, L.C. (the “Predecessor Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the years ended December 31, 2000 and 2001 and the period January 1, 2002 through August 30, 2002. These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2000 and 2001 and the period January 1, 2002 through August 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, in 2002 the Predecessor Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Accounting Standard No. 142 Goodwill and Other Intangible Assets.

Cedar Rapids, Iowa

January 24, 2003

INDEPENDENT AUDITORS’ REPORT

To the Members of

The Old Evangeline Downs, L.L.C.

Lafayette, Louisiana

We have audited the accompanying consolidated balance sheet of The Old Evangeline Downs, L.L.C., a (wholly-owned subsidiary of OED Acquisition, LLC) (successor) as of December 31, 2002, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the period August 31, 2002 through December 31, 2002. These financial statements are the responsibility of the Successor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Old Evangeline Downs, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the period August 31, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Cedar Rapids, Iowa

January 24, 2003

(February 26, 2003 as to Note 8 and Note 15)

THE OLD EVANGELINE DOWNS, L.L.C.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 and 2002

	Predecessor 2001	Successor 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$994,830	$962,652
Restricted cash	1,101,756	840,366
Note receivable—Intertrack Partners, net of allowance for bad debts of $229,098	56,517
Receivables	30,940	176,120
Inventory	46,280	29,736
Prepaid expenses	43,447	48,885

Total current assets	2,273,770	2,057,759

PROPERTY AND EQUIPMENT, NET	1,175,802	1,340,383

RACINO PROJECT DEVELOPMENT COSTS	320,000	7,455,885

OTHER ASSETS:
Deferred financing costs, net of accumulated amortization of $339,937		484,851
Goodwill and other intangible assets, net of accumulated amortization of $3,016,272 and $0, respectively	3,371,140	31,329,834
Deposits	68,000	73,131

Total other assets	3,439,140	31,887,816

TOTAL ASSETS	$7,208,712	$42,741,843

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$608,839	$3,614,097
Purse settlement payable	1,051,699	846,778
LTBA video poker purse settlement payable	47,813	861
Pari-mutuel tickets out	141,135	150,191
Accrued interest	91,515	658,161
Other accrued expenses	186,505	392,015
Intercompany accounts payable		2,484,140
Current portion of long-term debt to related parties	454,292
Notes payable		20,125,000

Total current liabilities	2,581,798	28,271,243

LONG-TERM DEBT TO RELATED PARTIES	10,527,560

Total liabilities	13,109,358	28,271,243

COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY (DEFICIT):
Common members’ interest		15,232,056
Accumulated deficit		(761,456)

Total members’ equity (deficit)	(5,900,646)	14,470,600

TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$7,208,712	$42,741,843

See notes to consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

THE YEARS ENDED DECEMBER 31, 2000, 2001, THE PERIOD JANUARY 1 TO AUGUST 30, 2002 (PREDECESSOR) AND THE PERIOD AUGUST 31 TO DECEMBER 31, 2002 (SUCCESSOR)

	Predecessor			Successor
	2000	2001	Period from January 1 through August 30, 2002	Period from August 31 through December 31, 2002
REVENUES:
Meet	$4,187,371	$3,827,889	$3,348,108	$463,970
Off-track betting	8,059,366	8,337,246	5,387,021	2,372,353
Concession	1,190,624	1,113,044	971,238	185,215

Total net revenues	13,437,361	13,278,179	9,706,367	3,021,538

EXPENSES:
Meet	3,568,563	3,546,139	3,034,289	664,037
Off-track betting	5,240,303	5,216,505	3,454,157	1,568,790
Concession	1,148,970	1,131,499	886,708	187,438
General and administrative	1,448,067	1,251,099	791,846	371,157
Bad debt	92,847	434
Depreciation and amortization	659,963	655,194	138,166	77,806
Management fee			64,644	160,000
Lawsuit settlements	76,776	5,946
Loss on abandoned assets	12,067	12,801
Relocation expense	511,031	404,738
Impairment charges on long-lived assets		4,361,134

Total expenses	12,758,587	16,585,489	8,369,810	3,029,228

INCOME (LOSS) FROM OPERATIONS	678,774	(3,307,310)	1,336,557	(7,690)

OTHER INCOME (EXPENSE):
Earnings (losses) from equity affiliate	(14,209)	58,862
Interest expense	(1,157,239)	(1,121,835)	(769,163)	(748,787)
Interest income	27,657	10,720	9,243	(4,979)

Total other expense	(1,143,791)	(1,052,253)	(759,920)	(753,766)

NET INCOME (LOSS) BEFORE INCOME TAXES	(465,017)	(4,359,563)	576,637	(761,456)
INCOME TAX EXPENSE	(221,343)

NET INCOME (LOSS) TO COMMON MEMBERS’ INTEREST	$(686,360)	$(4,359,563)	$576,637	$(761,456)

See notes to consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

THE YEARS ENDED DECEMBER 31, 2000, 2001, THE PERIOD JANUARY 1 TO AUGUST 30, 2002 (PREDECESSOR) AND THE PERIOD AUGUST 31 TO DECEMBER 31, 2002 (SUCCESSOR)

PREDECESSOR TOTAL MEMBERS’ EQUITY (DEFICIT)
BALANCE, JANUARY 1, 2000	$461,266
Net loss to common members’ interest	(686,360)
Member distributions	(1,315,989)

BALANCE, DECEMBER 31, 2000	(1,541,083)
Net loss to common members’ interest	(4,359,563)

BALANCE, DECEMBER 31, 2001	(5,900,646)
Net income to common members’ interest	576,637

BALANCE, AUGUST 30, 2002	$(5,324,009)

	SUCCESSOR COMMON MEMBERS’ INTEREST	SUCCESSOR ACCUMULATED DEFICIT	SUCCESSOR TOTAL MEMBERS’ EQUITY
BALANCE, AUGUST 31, 2002	$15,232,056		$15,232,056
Net income to common members’ interest		$(761,456)	(761,456)

BALANCE DECEMBER 31, 2002	$15,232,056	$(761,456)	$14,470,600

See notes to consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE YEARS ENDED DECEMBER 31, 2000, 2001, THE PERIOD JANUARY 1 TO AUGUST 30, 2002 (PREDECESSOR) AND THE PERIOD AUGUST 31 TO DECEMBER 31, 2002 (SUCCESSOR)

	Predecessor			Successor
	2000	2001	Period from January 1 through August 30, 2002	Period from August 31 through December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(686,360)	$(4,359,563)	$576,637	(761,456)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	659,963	655,194	138,166	77,806
Loss on abandoned assets	12,067	12,801
Amortization of deferred financing costs				339,937
Impairment charges on long-lived assets		4,361,134
Changes in operating assets and liabilities:
Restricted cash	(118,930)	(24,426)	1,093,687	(832,297)
Receivables	12,333	33,489	(1,394,560)	1,305,897
Inventory	(7,732)	(2,782)	5,439	11,105
Prepaid expenses and other assets	76,554	(62,339)	(97,903)	87,334
Accounts payable	174,630	(27,414)	(255,764)	580,388
Accrued expenses	272,800	(154,141)	390,424	260,949

Net cash flows from operating activities	395,325	431,953	456,126	1,069,663

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisition and licensing costs			(269,680)	(438,932)
Racino project development costs	(200,000)		(382,159)	(4,280,112)
Proceeds from sale of property and equipment	3,100	1,100
Purchase of property and equipment	(50,870)	(69,721)	(54,289)	(75,602)

Net cash flows from investing activities	(247,770)	(68,621)	(706,128)	(4,794,646)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs				(316,206)
Member distributions	(415,989)
Principal payments on term loan				(150,000)
Principal payments on long-term debt to related party	(372,251)	(411,230)	(90,987)
Proceeds from notes payable				4,500,000

Net cash flows from financing activities	(788,240)	(411,230)	(90,987)	4,033,794

NET INCREASE (DECREASE) IN CASH	(640,685)	(47,898)	(340,989)	308,811
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,683,413	1,042,728	994,830	653,841

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,042,728	$994,830	$653,841	$962,652

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$1,160,341	$1,125,262	$432,812	$267,995
Cash paid during the year for income taxes		$123,043
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:
Non-cash distribution of land to members	$900,000
Push down of OEDA note payable to PGP				$7,325,000
Assignment from OEDA of term loan payable to Foothill Capital Corp.				$8,450,000
Push down of OEDA intercompany accounts payable to PGC				$2,484,140
Push down of deferred financing costs, Racino Project development costs, and business acquisition and licensing costs paid by OEDA				$2,934,140

See notes to consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION, BUSINESS PURPOSE, AND BASIS OF PRESENTATION

In 2002, The Old Evangeline Downs, L.C. was purchased by OED Acquisition, LLC (“OEDA”), a wholly-owned subsidiary of Peninsula Gaming Company, LLC (“PGC”), as discussed below, and was renamed The Old Evangeline Downs, LLC (the “LLC”). The LLC currently owns and operates the Evangeline Downs Racetrack in Lafayette, Louisiana. The racetrack provides both live thoroughbred horse racing and off-track betting. The LLC also operates off-track betting parlors in New Iberia and Port Allen, Louisiana. PGC, OEDA and LLC will manage the existing racetrack and, subject to receipt of required gaming approvals, are planning to design, construct, manage and operate a new casino and contiguous racetrack facility with pari-mutuel wagering and slots in St. Landry Parish, Louisiana (the “Racino Project”).

Predecessor Companies for the years ended 2000 and 2001 and the period January 1 to August 30, 2002—The accompanying consolidated financial statements include the consolidated accounts of The Old Evangeline Downs, L.C. (the “L.C.”) and its affiliated companies, Racetrack at Evangeline Downs, Inc. and its wholly-owned subsidiary, First Statewide Racing Co., Inc. until December 2000. In December 2000, the L.C. was reorganized with its affiliated corporations being liquidated/merged into the L.C. The L.C. was organized as a limited liability company under the provisions of the laws of the State of Louisiana in October 1994 for the purpose of both acquiring through the Bankruptcy Plan of Reorganization, and operating the Evangeline Downs Racetrack.

The LLC and predecessor companies are hereafter referred to as the “Company” or “OED”. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

On June 27, 2001, BIM3 Investments, a Louisiana Partnership and a 50% owner of The Old Evangeline Downs, L.C., entered into an agreement to sell 50% of the Company to Peninsula Gaming Partners, LLC (“PGP”), parent company of PGC. The agreement was assigned by PGP to OEDA on October 23, 2001. On February 15, 2002, OEDA consummated its acquisition of: (i) 50% of the membership interests in the Company; and (ii) a one-half (½) interest in two promissory notes in the principal amount of $10,909,244 issued by the Company (the “OED Notes”), for an aggregate purchase price of $15,000,000 in cash from PGC. This one-half (½) interest in the OED Notes was converted by OEDA into members’ equity of OED.

On June 25, 2002, PGP entered into an agreement with William E. Trotter, II (“WET2”) and William E. Trotter, II Family L.L.C., a Louisiana limited liability company (“WET2LLC”), to acquire (i) the 50% interest in the OED Notes owned by WET2, and (ii) the 50% membership interest in OED owned by WET2LLC (the “Trotter Purchase”). On August 30, 2002, OEDA consummated the Trotter Purchase for a purchase price of $15,546,000 plus a contingent fee of one half of one percent (.5%) of the net slot revenues from the date of opening of a new casino, located in St. Landry Parish, until the date that is ten years after the opening of the casino to the public. After consummation of the Trotter Purchase, all OEDA transactions associated with the purchase were pushed down and reflected in the financial position of the Company as of December 31, 2002.

The source of funds for the Trotter Purchase described above was (1) $8,450,000 of borrowings under OEDA’s loan and security agreement with Foothill Capital Corporation entered into on August 30, 2002 and maturing on the earlier of (a) June 30, 2003 or (b) the date on which OED consummates its financing of the Racino Project, which loan and security agreement, upon consummation of the purchase of the Trotter membership interests, was assigned to OED (the “Term Loan”) and (2) proceeds from a $7,325,000 intercompany note issued by OED payable to PGP due June 30, 2002. The source of cash provided by PGP pursuant to the intercompany note relates to the proceeds from a $7,325,000 note payable issued by PGP payable to WET2LLC due June 30, 2003. The Term Loan contains, among other things, covenants, representations and warranties and events of default customary for loans of this type, including, but not limited to certain

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements relative to the financing, construction and development of the Racino Project and a minimum EBITDA maintenance covenant. The obligations under the Term Loan are secured by substantially all of the assets of the Company and are guaranteed by PGP. OEDA’s one-half ( 1/2) interest in the OED Notes was cancelled upon OED’s assumption of OEDA’s obligations under the Term Loan. Additionally, in connection with the Trotter Purchase, OED and PGP issued, as joint obligors, a $4,500,000 note payable to WET2, the proceeds of which were used to purchase the land on which our racino will be operated and to pay certain deferred financing costs and reimbursable expenses.

The Company paid principal of $45,494 and interest of $317,096 during the period January 1, 2002 through August 30, 2002, and interest of $96,156 during the period August 31, 2002 through December 31, 2002, to WET2 related to WET2’s 50% interest in the OED Notes.

The Company accounted for its acquisition as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. The purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition. To the extent the purchase price exceeded the fair value of the net identifiable assets acquired, such excess has been recorded as goodwill and other intangible assets. As of December 31, 2002, the Company recorded goodwill of approximately $28.4 million related to the acquisition. The Company has not completed its evaluation of the intangible assets acquired and contingent liabilities assumed in the acquisition. This evaluation may result in adjustments to the purchase price allocation. Under the provisions of SFAS 142, goodwill and other intangible assets with indefinite lives arising from the acquisition will not be amortized but will be reviewed at least annually for impairment and written down and charged to income when its recorded value exceeds its estimated fair value.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date. Third party valuations have been obtained for property and equipment.

(in thousands)
Current assets	$ 2,317
Property and equipment	1,369
Other assets	1,090
Goodwill	28,393

Total assets	33,169
Current liabilities assumed	(2,623)

Purchase price	$ 30,546

The total remaining cost to design, develop, construct, equip and open the Racino Project is expected to be approximately $88.5 million. The Company is currently investigating financing alternatives for the financing of construction and development costs including, but not limited to, a private placement of debt securities. The Racino Project is expected to include approximately 1,600 slot machines, dirt and turf horse racetracks and several dining options. The Racino Project is one of only three horse racetracks in the State of Louisiana currently authorized to conduct casino operations. The successful completion of the Racino Project is subject to factors beyond the control of the Company. The extent and timing of the development and construction of the Racino Project will depend on available cash flow or the ability to obtain financing. There can be no assurance that sufficient cash flow or necessary financing will be available on satisfactory terms to the Company. In addition, the Company will be subject to comprehensive and stringent government regulations. The Company and their respective officers, directors, members, significant shareholders and employees will be subject to the

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Louisiana Gaming Control Board and the Louisiana Gaming Commission rules and regulations and will need to submit to a regulatory review process prior to mandatory licensing. There can be no assurance that all necessary licenses will be issued, or issued on a timely basis. For the foregoing reasons, there can be no assurance that the Racino Project will be completed, or completed in a timely manner.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all cash on hand and in banks, certificates of deposit and other highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories—Inventories consisting principally of food, beverage, retail items, and operating supplies are stated at the lower of first-in, first-out cost or market.

Property and Equipment—Property and equipment are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Building and leasehold improvements*	20-40 years
Furniture, fixtures and equipment	3-12 years
Vehicles	5 years

*	The Company currently leases the land on which the OED building and leasehold improvements are located. The ground lease annual rental is $0 per year and the lease term expires on the earlier of December 31, 2004, subject to extension as described below. In the event a senior secured note financing to fund the Racino Project is not consummated prior to December 15, 2003, OED may extend the term of the lease to December 31, 2005 (the “First Renewal Option”), and if the First Renewal Option is exercised, OED may further extend the term of the lease to December 31, 2006 (the “Second Renewal Option”). OED must give written notice to the lessor of its exercise of the First Renewal Option and the Second Renewal Option by December 31, 2003 and December 31, 2004, respectively. The landlord is not obligated to extend the lease if all of OED’s outstanding loan obligations to Foothill Capital Corporation (or its successors) have been paid. Rent associated with the First Renewal Option and the Second Renewal Option will be $75,000 per month, due on the first of each month. The remaining net book value of the Company’s leasehold improvements at The Old Evangeline Downs horse racetrack as of December 31, 2002 is being amortized over the period in which management estimates that the facility will be used by OED. If an event occurs that should cause OED management to change its estimate, the amortization period will be adjusted accordingly on a go-forward basis.

Investments—The equity method of accounting is used for investments in affiliates owned 20%-50% in which the Company has the ability to exercise significant influence over operating and financial policies. Under this method, equity in the pre-tax income or losses of partnerships is reflected currently in the Company’s income, rather than when realized through dividends distributions.

Long-Lived Assets—Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Under the standard, if the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment is measured based on the fair value of the asset.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Racino Project Development Costs—Included in Racino Project development costs are land and land acquisition costs associated with the Racino Project of approximately $0.3 million and $5.3 million as of December 31, 2001 and 2002, respectively, and architecture fees associated with the design and development of the Racino Project of approximately $2.1 million as of December 31, 2002. These Racino Project development costs will be transferred to property and equipment upon completion and opening of casino.

Capitalized Interest—The Company capitalizes interest costs associated with debt incurred in connection with the Racino Project. When debt is not specifically identified as being incurred in connection with the development of the Racino Project, the Company capitalizes interest on amounts expended on the Racino Project at the Company’s average cost of borrowed money. Capitalization of interest will cease when the project is substantially complete. The amounts capitalized during the period August 31, 2002 through December 31, 2002 was $0.1 million.

Deferred Financing Costs—Costs associated with the issuance of debt are being deferred and are being amortized over the life of the debt using the effective interest method.

Goodwill and Other Intangible Assets—For the years ended December 31, 2000 and 2001, Goodwill and Other Intangible Assets consists of reorganization value in excess of amounts allocable to identifiable assets. On March 4, 1994, Racetrack at Evangeline Downs, Inc. filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Louisiana. The Company emerged from Chapter 11 effective with the beginning of business on December 2, 1994. The Plan provided for the racetrack facilities to be sold to The Old Evangeline Downs, L.C. and for the full payment of all creditors.

As of December 2, 1994, in accordance with the AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under Bankruptcy Code,” the Company was required to adopt “fresh-start” reporting. The ongoing impact of the adoption of fresh-start reporting is reflected in the consolidated financial statements for the years ended December 31, 2001 and 2000.

In adopting fresh-start reporting, the Company, with assistance of its financial advisors, determined its reorganization value which represents the fair value of the entity in excess of amounts allocated to identifiable assets and approximates the amount a willing buyer would pay for the assets of the Company immediately after its emergence from Chapter 11 status. The reorganization value is being amortized on the straight-line method over a period of 15 years with amortization expense of $425,827 being charged to operations for each of the years ended December 31, 2000 and 2001.

For the year ended December 31, 2002, Goodwill and Other Intangible Assets consists of goodwill, business acquisition costs, licensing costs and the acquired tradename associated with the purchase of the Company as described in Note 1. To the extent the purchase price exceeded the fair value of the net identifiable assets acquired, such excess has been recorded as goodwill. SFAS 142 provides that goodwill and certain indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value.

Revenue Recognition—In accordance with common industry practice, our casino revenues are the net of gaming wins and losses. Meet and off-track betting revenues include our share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, and our share of wagering from import and export simulcasting as well as our share of wagering from our off-track betting parlors.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—The Company is a limited liability company. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements for the years ended December 31, 2001 and 2002.

During 2000, all other affiliated companies were “C” Corporations, and as such, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences in depreciation methods for financial and income tax reporting.

Concentrations of Credit Risk—The Company’s customer base consists of the southwest Louisiana area. Although the Company is directly affected by the well being of the area, management does not believe significant risk exists at December 31, 2002.

The Company maintains deposit accounts at one bank. At December 31, 2001 and 2002, and various times during the years then ended, the balance at the bank exceeded the maximum amount insured by the FDIC. Management believes any credit risk related to the uninsured balance is minimal.

Recently Issued Accounting Standards—In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This new pronouncement also amends APB No. 51 “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and also broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of SFAS No. 144 on January 1, 2002, did not have any impact on our financial position or results of operations for the year ended December 31, 2002.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. This statement requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions for this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s results of operations or financial position.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. We periodically evaluate our policies and the estimates and assumptions related to these policies. We operate in a highly regulated industry and are subject to regulations that describe and regulate operating and internal control procedures. The majority of our revenues are in the form of cash, which by its nature, does not require complex estimates. We also made certain estimates surrounding our application of purchase accounting related to the acquisition and the related assignment of costs to goodwill and other intangible assets.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, contingencies are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal matters requires us to use judgment. Many of these legal contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases. However, an adverse outcome could have a material impact on our financial condition and operating results.

Consolidations—The consolidated financial statements include the financial information of the Company and its wholly-owned subsidiary The Old Evangeline Downs Capital Corp. All significant intercompany transactions have been eliminated.

Reclassifications—Certain 2000 and 2001 amounts have been reclassified to conform with 2002 presentation.

3.    RESTRICTED CASH

Restricted cash represents amounts for purses to be paid during the live meet racing season. Additionally, restricted cash includes entrance fees for two (2) special futurity races during the next racing season, plus any interest earnings. These funds will be used to pay the purse for the two races. A separate interest bearing bank account is required for these funds.

4.    INTERTRACK PARTNERS OF RAPIDS PARISH

The Company had a 25% investment in Intertrack Partners, a Louisiana general partnership operating an off-track betting facility in Rapids Parish, Louisiana (“Intertrack”). The investment was accounted for using the equity method of accounting whereby the Company’s investment is carried at cost, adjusted for the Company’s proportionate share of their undistributed earnings or losses. Additionally, at December 31, 2001, the Company had a note receivable from Intertrack Partners in the amount of $285,615, bearing interest at an annual rate of 9%.

During 1998, Intertrack discontinued operations and the Company determined that the carrying value of its note receivable exceeded the estimated recovery value. Accordingly, no interest was accrued on the note due to the uncertainty of its collectibility. For 2000, the allowance was increased to $235,615, resulting in a $92,615 charge to operations. During 2001, the assets of Intertrack were sold and all third party payables were paid. After payment of payables, there remained only a limited amount of cash to make a partial payment on Partner notes. A final payment of $56,517 on the Company’s note was made in 2002.

2001
Note receivable from Intertrack Partners of Rapids Parish in the original amount of $285,615 bearing interest at an annual rate of 9%	$285,615
Less: Allowance for doubtful accounts	(229,098)

$56,517

As of December 31, 2000, the Company recorded a negative equity investment balance of $58,862 within current liabilities in the Consolidated Balance Sheet, representing the Company’s estimate of its share of the partnership

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities. Upon the satisfaction of all liabilities to third parties in 2001, the equity method of accounting was suspended and no additional loss was charged to operations. Accordingly, the Company’s 2001 share of losses was not recorded; instead the Company recorded $58,862 of income to reflect the recoupment of its negative capital account recorded as an estimate of partnership liabilities in 2000.

5.    PROPERTY AND EQUIPMENT

The carrying value for property and equipment is as follows:

	2001	2002
Furniture, fixtures, equipment and vehicles	$1,023,786	$1,169,935
Building and leasehold improvements	1,743,313	1,822,508
Land	170,000	310,000

	2,937,099	3,302,443
Less: Accumulated depreciation	(1,761,297)	(1,962,060)

	$1,175,802	$1,340,383

Depreciation expense charged to operations for 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002 was $234,136, $229,367, $138,166 and $77,806, respectively.

In December 2001, the Company recorded property impairment charges of $4,361,134 related to its horse racing facility, see note 13.

6.    PARI-MUTUEL TICKETS OUT

“Pari-mutuel tickets out” represent the amounts due on winning wagering tickets which have not been claimed, the total amount unclaimed was $141,135 and $150,191, as of December 31, 2001 and 2002, respectively. At the expiration of ninety (90) days after the close of the racing season, all unclaimed winnings are realized as income in accordance with 1992 State of Louisiana legislation. Unclaimed winnings for 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002 were $265,723, $289,446, $133,357 and $121,157, respectively, and are included in off-track betting revenue for such periods.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    DEBT

The Company’s debt consists of the following:

	December 31, 2001	December 31, 2002
Term loan with Foothill Capital Corporation, interest at Prime + 3.75%, however, at no time shall the interest rate be lower than 7.5% (current rate of 8.0%), maturing the earlier of (a) June 30, 2003 or (b) the date on which OED consummates its financing of the Racino Project.		$8,300,000
Note payable to WET2LLC, issued by PGP, interest rate of 7% until January 31, 2003, thereafter 8% until February 28, 2003, thereafter 9% until March 31, 2003, thereafter the greater of 12% or the fixed rate on the notes expected to be issued to finance the Racino Project, maturing on June 30, 2003.		7,325,000
Note payable to WET2, issued by OED and PGP, interest rate of 7% until March 31, 2003, thereafter the greater of 12% or the fixed rate on the notes expected to be issued to finance the Racino Project, maturing on June 30, 2003.		4,500,000
Note payable to Moody-Trotter Investments in the original amount of $13,159,627, dated December 1, 1994 and bearing interest at 10% per annum, due August 1, 2014, payable in monthly installments of $127,669 including principal and interest; secured by equipment, building, and land.	$10,981,852

Total debt	10,981,852	20,125,000
Less current portion	(454,292)	(20,125,000)

Total long term debt	$10,527,560	$0

The Company’s debt agreements contain, among other things, covenants customary for loans of this type. At December 31, 2001 and 2002 the Company was in compliance with all such covenants.

8.    LITIGATION SETTLEMENT

On November 8, 1994, the Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. (“LHBPA”) filed a lawsuit against all licensed horse racetracks in the State of Louisiana. The lawsuit alleged that LHBPA did not receive the appropriate share of net revenues from video poker devices located at licensed horse racetracks. As of the date of the issuance of these financial statements, the potential liability of the Company related to an adverse outcome was inherently uncertain. As such, no expense or related accrual was recorded in the financial statements as of December 31, 2002.

In February 2003, subsequent to the issuance of these financial statements, the Company entered into a settlement agreement with LHBPA for $1.6 million. The terms of the settlement agreement require the Company to make payments of $400,000 annually beginning in March 2003, with additional $400,000 payments, adjusted for inflation, due in March 2004 through 2006.

9.    OPERATING LEASES

Ground Lease—Lafayette—The Company currently leases the land on which the OED building and leasehold improvements are located. The ground lease annual rental is $0 per year and the lease term expires on December 31, 2004, subject to extension as described below. In the event a senior secured note financing to fund the Racino Project is not consummated prior to December 15, 2003, OED may extend the term of the lease to December 31,

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005 (the “First Renewal Option”), and if the First Renewal Option is exercised, OED may further extend the term of the lease to December 31, 2006 (the “Second Renewal Option”). OED must give written notice to the lessor of its exercise of the First Renewal Option and the Second Renewal Option by December 31, 2003 and December 31, 2004, respectively. The landlord is not obligated to extend the lease if all of OED’s outstanding loan obligations to Foothill Capital Corporation (or its successors) have been paid. Rent associated with the First Renewal Option and the Second Renewal Option will be $75,000 per month, due on the first of each month. The remaining net book value of the Company’s leasehold improvements at The Old Evangeline Downs horse racetrack as of December 31, 2002 is being amortized over the period in which management estimates that the facility will be used by OED. If an event occurs that should cause OED management to change its estimate, the amortization period will be adjusted accordingly on a go-forward basis.

New Iberia—The Company is under a twelve month lease which runs from September 1, 2002 through August 31, 2003 with lease payments of $5,000 due each month, after which the lease will revert to a month-to-month contract with all the same terms and conditions for $5,000 per month to lease the New Iberia off-track betting parlor. Either party may terminate the lease during the month to month tenancy. The lease requires payment of property taxes, maintenance and insurance on the property. During the period 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002 the Company paid $60,000, $60,000, $40,000 and $20,000, respectively, in rent for the New Iberia off-track betting parlor.

Pari-Mutuel Processing Equipment—The Company entered into a five-year lease agreement commencing on January 1, 2001 for computerized pari-mutuel central processing equipment, terminals and certain associated equipment. A similar lease agreement was in existence for all of 2000 and through February 15, 2001. Additionally, the lease agreement provides the Company with pari-mutuel services whereby the leased equipment automatically registers and totals the amounts wagered on the races held at the horse racetrack or simulcast to it and to its respective off-track wagering parlors, and displays the win pool odds, payoffs, and other pertinent horse racing information needed to operate live meet horse racing and off-track betting. The Company pays 0.43% of the handle for the services provided during both live meet racing days and off-track betting racing days. The charges are subject to a minimum of $1,950 per live meet race day and $1,150 per off-track betting race day. Additionally, if a race day is not completed, the Company must pay 50% of the minimum if less than four races are declared official and 100% of the minimum if four or more races are declared official. In a typical year, the Company has approximately 87 live meet racing days and 223 off-track betting days. The Company paid $485,168, $429,357, $308,972 and $116,308 during the period 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002, respectively, related to the pari-mutuel processing equipment lease.

The total minimum rental payments for the lease mentioned in the preceding paragraph assuming the Company has 87 live meet racing days and 223 off-track betting days for each of the years ended December 31 are summarized as follows:

2003	$ 426,100
2004	426,100
2005	426,100

$1,278,300

Other—The Company has operating leases for various pieces of equipment under non-cancelable agreements, which expire in various years through 2007. Total other rent expense for the period 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002 were $27,194,

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$32,091, $9,718 and $8,208, respectively. The total minimum rental payments for these leases for the years ended December 31 are summarized as follows:

2003	$23,962
2004	21,624
2005	21,624
2006	21,049
2007	8,651

$96,910

10.    INCOME TAXES

The provision for income tax expense for 2000 is as follows:

Current
Federal	$123,043
State

Total current	123,043

Deferred
Federal	80,488
State	17,812

Total deferred	98,300

Total	$221,343

Current taxes payable arise from the liquidation of the affiliated corporations as discussed in Note 1.

11.    RELATED PARTIES

Debt—“Long term debt to related parties” at December 31, 2001 is a note payable to Moody-Trotter Investments. B.I. Moody, III, William E. Trotter and their respective families, either individually or through partnerships of limited liability companies, owned 100% of each of Moody-Trotter Investments, Racetrack at Evangeline Downs, Inc. and The Old Evangeline Downs, L.C. During the period 2000, 2001, the period January 1 through August 30, 2002 and the period August 31 through December 31, 2002, interest was paid to Moody-Trotter Investments and William E. Trotter in the amount of $1,160,341, $1,125,262, $432,812 and $96,156, respectively.

At December 31, 2002, the Company had accrued interest recorded of $330,209 payable to OEDA primarily related to OEDA’s purchase of a 50% interest in the Company’s long-term notes payable on February 15, 2002. Interest was accrued from the date of purchase of the notes until August 30, 2002, at which time the interest in the notes was converted to members’ equity of the Company.

At December 31, 2002, the Company had an intercompany accounts payable to PGC of $2,484,140 related to Racino Project development costs paid by PGC on behalf of the Company.

Management Services Agreement—In 2002, the Company entered into a management services agreement (“MSA”) with PGC and OEDA (together the “Operator”). Pursuant to the terms of that agreement, the Operator

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

will manage and operate our existing horse racetrack and design, develop, construct, manage and operate the new racino and provide certain pre-opening services in connection therewith. Under the management services agreement, the Operator is entitled to receive a pre-opening service fee equal to $40,000 per month, retroactive to June 27, 2001 which is not required to be paid until the earlier to occur of commencement of the operations of the casino or the Operating Deadline (as defined in the MSA and applicable to the casino). The Operator is also entitled to be reimbursed for all reasonable and documented out-of-pocket expenses permitted to be incurred under the management services agreement, including, but not limited to tax preparation, accounting, legal and administrative fees and expenses incurred in connection with the Operator’s ownership of us. The Operator will also receive a basic management fee equal to 1.75% of net revenue (less net food and beverage revenue) and an incentive fee equal to:

•	3.0% of the first $25.0 million of EBITDA (as defined below);

•	4.0% of EBITDA in excess of $25.0 million but less than $30.0 million of EBITDA; and

•	5.0% of EBITDA in excess of $30.0 million.

“EBITDA” is defined in the management services agreement as earnings before interest, income taxes, depreciation and amortization; provided, however, that in calculating earnings, the basic management fee, the incentive fee and reimbursables payable under the management services agreement shall not be deducted.

The management services agreement will terminate on the later of (i) the date that is eight years after the first date a revenue paying customer is admitted to the new racino and (ii) the date of sale by PGC of its beneficial ownership of the Company’s membership interests.

During the period January 1 to August 30, 2002 and the period August 31 to December 31, 2002, the Company accrued management fee expenses of $64,644 and $160,000, respectively.

Distribution—Leaseback of Land—In 2000, the Company entered into a distribution-leaseback arrangement with its members. Under the arrangement, the Company distributed the 133.668 acres of land upon which the horse racetrack is located to its members and leased it back from its members’ related company, MT Holdings, LLC, for a period of 36 months. The land had a carrying value of $900,000. MT Holdings, LLC is owned 100% by B.I. Moody, III, William E. Trotter, and their respective families, either individually or through partnerships of limited liability companies. The leaseback has been accounted for as an operating lease as further discussed in Note 8. The lease has been further amended as further discussed in Note 8.

Consulting Fees—During 2000, the Company paid $30,000, to B.K. Entertainment, LLC for consulting services. B.K. Entertainment, LLC is owned by William E. Trotter and Kevin Moody. For 2000, 2001 and the period January 1, to February 15, 2002, the Company paid $150,000, 180,000 and $30,000, respectively, to TMC, L.C. for management services. Also, the Company paid $3,501 and $3,842 in 2000 and 2001, respectively, to The Moody Company for reimbursement of pro-rata retirement plan administration services.

Group Insurance—Effective 2001, the Company terminated its affiliation in The Moody Company’s self-insured plan and obtained conventional coverage from another health insurance provider. During 2000, the Company is included in The Moody Company’s self-insured health insurance program. The Company paid $309,334 to The Moody Company for group insurance during 2000. Included in the $309,334 of group insurance expense for 2000 is $83,849 which was accrued for estimated health insurance claims payable as a result of terminating the self-insured program.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    EMPLOYEE BENEFIT PLAN

During 2000 and through February 2002, the Company participated in a profit sharing 401(k) Plan sponsored by the Moody Company which was implemented during 1996 that covered any employee who wished to participate, who was over age 21 and had given one year of service to the Company. Contributions to the plan made by the employees were limited to 15% of their compensation and were partially matched by the Company based on a formula providing for 1) 50% matching on the first 4% of compensation, and 2) an optional contribution of up to 15% of compensation, based on an annual decision of the Company’s managers. Company contributions to the plan were $17,340, $18,895 and $2,995 for 2000, 2001 and the period January 1 through the end of the Company’s participation in the plan in February 2002, respectively.

On June 1, 2002, the Company implemented a new 401(k) Plan that covers any employee who wishes to participate, who was over age 21 and has given one year of service to the Company. Contributions to the plan made by the employees are limited to 15% of their compensation and are partially matched by the Company based on a formula providing for 50% matching on the first 4% of compensation contributed. Company contributions to the plan for the period June 1, 2002 (date of plan implementation) to August 30, 2002 and August 31, 2002 to December 31, 2002 were $3,635 and $5,954, respectively.

13.    COMMITMENTS AND CONTINGENCIES

Neither we nor our subsidiaries are a party to, and none of our nor our subsidiaries’ property is the subject of, any other pending legal proceedings other than litigation arising in the normal course of business. We do not believe that adverse determinations in any or all such other litigation would have a material adverse effect on our financial condition, results of operations or cash flows.

In November, 2002, the Company entered into three purchase agreements to purchase land related to the Racino Project for a total purchase price of $842,466. The Company paid deposits totaling $61,000 related to these purchase agreements as of December 31, 2002. These deposits will be applied against the purchase price at closing which shall occur before June 30, 2003.

14.    IMPAIRMENT CHARGE

In connection with the Company’s assessment of the events enumerated in Note 1 surrounding the Racino Project, a review was performed of the carrying values of long-lived assets, including the recorded balance of the line item “Goodwill and other intangible assets”. The Company determined that the sale of a 50% interest of the Company to OEDA, which was consummated on February 15, 2002, significantly changed the time period over which the horse racing facility in Lafayette, Louisiana would be used. This review was performed pursuant to the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of. As a result of this review, the Company recorded a charge of $4,361,134 in 2001 to record the related assets at fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

15.    SUBSEQUENT EVENTS

On December 19, 2002, the Company was granted a racing license by the Louisiana State Racing Commission to operate in St. Landry Parish, Louisiana, and on January 21, 2003, the Company was granted a gaming license by the Louisiana Gaming Control Board to operate slot machines at the racino, subject to customary conditions.

As noted in Note 8, in February 2003, the Company entered into a settlement agreement with LHBPA for a total of $1.6 million. The settlement will be paid by the Company in four annual payments of $400,000. The first payment was made on March 7, 2003.

THE OLD EVANGELINE DOWNS, L.L.C.

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 and MARCH 31, 2003 (UNAUDITED)

	December 31, 2002	March 31, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$962,652	$659,077
Restricted cash—futurity escrow	840,366	1,767,336
Restricted cash—racino project construction		63,799,585
Restricted investments		23,922,971
Accounts receivable	176,120	862,100
Interest receivable		66,565
Inventory	29,736	28,280
Prepaid expenses	48,885	254,809

Total current assets	2,057,759	91,360,723

PROPERTY AND EQUIPMENT, NET	1,340,383	1,567,806

RACINO PROJECT DEVELOPMENT COSTS	7,455,885	11,703,696

OTHER ASSETS:
Deferred financing costs, net of accumulated amortization of $339,937	484,851	9,702,577
Intangible assets	31,329,834	32,155,371
Deposits	73,131	73,294

Total other assets	31,887,816	41,931,242

TOTAL ASSETS	$42,741,843	$146,563,467

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,614,097	$6,540,181
Purse settlement payable	846,778	1,763,112
LTBA video poker purse settlement payable	861	816
Pari-mutuel tickets out	150,191	177,132
Accrued interest	327,952	1,512,666
Other accrued expenses	167,371	577,634
Accounts payable to PGC and OEDA	3,038,993	3,620,204
Notes payable	20,125,000

Total current liabilities	28,271,243	14,191,745

LONG-TERM LIABILITIES:
13% Senior secured notes, net of discount		120,753,818
Litigation settlement		800,000

Total long-term liabilities		121,553,818

Total liabilities	28,271,243	135,745,563
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY:
Common members’ interest	15,232,056	15,232,056
Accumulated deficit	(761,456)	(4,414,152)

Total members’ equity	14,470,600	10,817,904

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$42,741,843	$146,563,467

See notes to condensed consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

THE THREE MONTHS ENDED MARCH 31, 2002 (PREDECESSOR) and MARCH 31, 2003 (SUCCESSOR)

	Predecessor	Successor
	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	(Unaudited)	(Unaudited)
REVENUES:
Meet	$340,594	$401,790
Off-track betting	2,213,450	2,213,732
Concession	145,759	161,990

Total net revenues	2,699,803	2,777,512

EXPENSES:
Meet	415,819	542,252
Off-track betting	1,378,310	1,357,373
Concession	157,005	161,073
General and administrative	236,895	361,456
Depreciation and amortization	64,292	67,110
Management fee		120,000
Litigation settlement		1,600,000

Total expenses	2,252,321	4,209,264

INCOME (LOSS) FROM OPERATIONS	447,482	(1,431,752)

OTHER INCOME (EXPENSE):
Interest expense	(269,871)	(2,294,672)
Interest income	4,075	73,728

Total other expense	(265,796)	(2,220,944)

NET INCOME (LOSS) TO COMMON MEMBERS’ INTEREST	$181,686	$(3,652,696)

See notes to condensed consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THE THREE MONTHS ENDED MARCH 31, 2002 (PREDECESSOR) and MARCH 31, 2003 (SUCCESSOR)

	Three months ended March 31, 2002	Three months ended March 31, 2003
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$181,686	$(3,652,696)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	64,292	67,110
Amortization of deferred financing costs and discount on notes		585,659
Changes in operating assets and liabilities:
Restricted cash—futurity escrow	(820,499)	(926,970)
Receivables	(12,422)	(752,545)
Intercompany payable		264,455
Inventory	(2,764)	1,456
Prepaid expenses and other assets	(103,040)	(206,087)
Accounts payable	890,110	1,661,182
Accrued expenses	(46,020)	1,233,295
Litigation settlement		1,200,000

Net cash flows from operating activities	151,343	(525,141)

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisition and licensing costs	(52,359)	(1,173,847)
Racino project development costs	(50,000)	(2,046,143)
Restricted cash—racino project construction		(63,799,585)
Restricted investments		(23,922,971)
Purchase of property and equipment	(30,165)	(327,733)
Proceeds from property and equipment insurance	158,295

Net cash flows from investing activities	25,771	(91,270,279)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs		(9,119,155)
Proceeds from senior secured notes		120,736,000
Principal payments on intercompany notes payable		(7,325,000)
Principal payments on notes payable		(4,500,000)
Principal payments on senior credit facilities		(8,300,000)
Principal payments on notes payable to related party	(90,988)

Net cash flows from financing activities	(90,988)	91,491,845

NET INCREASE (DECREASE) IN CASH	86,126	(303,575)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	994,830	962,652

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,080,956	$659,077

See notes to condensed consolidated financial statements.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION, BUSINESS PURPOSE, AND BASIS OF PRESENTATION

In 2002, The Old Evangeline Downs, L.C. was purchased by OED Acquisition, LLC (“OEDA”), a wholly-owned subsidiary of Peninsula Gaming Company, LLC (“PGC”), and was renamed The Old Evangeline Downs, LLC (the “LLC”). The LLC currently owns and operates the Evangeline Downs Racetrack in Lafayette, Louisiana. The racetrack provides both live thoroughbred horse racing and off-track betting. The LLC also operates off-track betting parlors in New Iberia and Port Allen, Louisiana. The Old Evangeline Downs Capital Corp is a wholly owned subsidiary of LLC, has no assets or operations and was formed solely to facilitate the offering by LLC of its 13% Senior Secured Notes due 2010 with Contingent Interest in certain jurisdictions. PGC, OEDA and LLC will manage the existing racetrack and, subject to receipt of required gaming approvals, are planning to design, construct, manage and operate a new casino and contiguous racetrack facility with pari-mutuel wagering and slots in St. Landry Parish, Louisiana (the “racino project”).

The LLC and predecessor companies are hereafter referred to as the “Company” or “OED”. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

The financial statements contained herein should be read in conjunction with the audited financial statements and accompanying notes to the financial statements included elsewhere in this prospectus for the period ended December 31, 2002. Accordingly, footnote disclosure which would substantially duplicate the disclosure in the audited financial statements has been omitted in the accompanying unaudited financial statements.

Racino Development

In 1997, the State of Louisiana passed the Pari-Mutuel Act, which permitted three of the four companies operating pari-mutuel wagering facilities in Louisiana which offer live horse racing to install slot machines at their horse racetrack facilities, subject to ratification by the voters of the individual parishes. The voters of Lafayette Parish, where the Company’s existing horse racetrack is located, have not approved the installation of slot machines at the Company’s horse racetrack facility. However, in October 1997 the voters of St. Landry Parish approved the operation of both slot machines and pari-mutuel wagering. Therefore, the Company is currently developing a casino and pari-mutuel horse racetrack facility, or “racino,” in nearby Opelousas, Louisiana within St. Landry Parish, which will replace it’s existing horse racetrack near Lafayette and where the Company will be permitted to operate slot machines, in addition to conducting live horse racing. The Company’s approximately 532-acre racino site is located approximately 20 miles north of Lafayette, the Company’s primary market, at the intersection of Interstate 49 and U.S. Highway 190. On December 19, 2002, the Company received a racing license to operate in St. Landry Parish, and on January 21, 2003, the Company received a gaming license to operate slot machines at the racino, subject to customary conditions.

The Company purchased all the necessary land to develop the racino, and the total remaining cost to design, develop, construct, equip and open the racino is expected to be approximately $88.5 million. The construction and development of the racino project is expected to be completed in two phases. During the first phase, the Company will construct the casino and related casino amenities, which it expects to open in March 2004, at a total remaining cost of $68.6 million. During the second phase, the Company will construct the horse racetrack and related facilities for a total remaining cost of $19.9 million. The Company expects to be prepared to begin scheduling live racing meets in December 2004. The Company expects to continue to operate its existing horse racetrack until live racing meets are scheduled at the racino, at which time the Company will cease operations at its existing horse racetrack.

The source of funds to develop the racino will be proceeds from the Company’s private placement of $123.2 million aggregate principal amount of Series A 13% Senior Secured Notes due 2010 with Contingent Interest (the “OED Notes”). See Note 5 for further information about the OED Notes.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restricted Cash—Racino Project.    “Restricted cash—racino project” represents unused proceeds from the OED Notes, the use and disbursement of which are restricted to the design, development, construction, equipping and opening of the racino in accordance with the terms of a Cash Collateral and Disbursement Agreement, dated February 25, 2003, among the Company, US Bank (as trustee and disbursement agent) and an independent construction consultant (the “Cash Collateral and Disbursement Agreement”). As of March 31, 2003, the Company had $58,519,571 deposited in a construction disbursement account, $279,691 deposited in an interest reserve account that will be used toward payment of fixed interest on the OED Notes and $5,000,323 deposited in a completion reserve account that will be used to fund potential cost overruns and contingency amounts with respect to the design, development, construction, equipping and opening of the racino. The funds deposited in these accounts are invested in securities that are readily convertible to cash.

Restricted Investments.    As of March 31, 2003, the Company had $23,922,971 invested in government securities with original maturities of greater than 90 days from the date of initial investment. Proceeds from the sale of these investments at maturity will be used to help pay the first three payments of fixed interest on the OED Notes in accordance with the Cash Collateral and Disbursement Agreement.

Property and Equipment at St. Landry Parish.    Included in Property and Equipment at St. Landry Parish as of December 31, 2002 and March 31, 2003 are land and land acquisition costs associated with the racino project of approximately $5.4 and $5.9 million, respectively, and architecture fees and construction costs associated with the design and development of the racino of approximately $2.1 million and $5.8 million, respectively.

Capitalized Interest.    The Company capitalizes interest costs associated with debt incurred in connection with the racino project. When debt is not specifically identified as being incurred in connection with the development of the racino project, the Company capitalizes interest on amounts expended on the racino project at the Company’s average cost of borrowed money. Capitalization of interest will cease when the project is substantially complete. The amount capitalized as of December 31, 2002 and March 31, 2003 was $0.1 million and $0.2 million, respectively.

Business Acquisition and Licensing Costs.    As of March 31, 2003, the Company had recorded approximately $3.9 million on its balance sheet for directly related legal and other incremental costs associated with the acquisition of OED and obtaining the relevant gaming licenses to conduct gaming operations associated with the racino project in Louisiana. These costs are included as a cost of the acquisition and have been evaluated under SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Intangible assets of $28.4 million acquired as part of the acquisition were identified and valued as follows (in millions):

Slot Machine and Electronic Video Game Licenses	$24.6
Tradename	$ 2.5
Horse Racing Licenses	$ 1.3

Total	$28.4

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. We periodically evaluate our policies and the estimates and

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assumptions related to these policies. We also periodically evaluate the carrying value of our assets in accordance with generally accepted accounting principles. We operate in a highly regulated industry and are subject to regulations that describe and regulate operating and internal control procedures. The majority of our revenues are in the form of cash, which by its nature, does not require complex estimates. We also made certain estimates surrounding our application of purchase accounting related to the acquisition and the related assignment of costs to goodwill and other intangible assets.

In addition, contingencies are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal matters requires us to use judgment. Many of these legal contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases. However, an adverse outcome could have a material impact on our financial condition and operating results.

Consolidations—The consolidated financial statements include the financial information of the Company and its wholly-owned subsidiary, The Old Evangeline Downs Capital Corp. All intercompany transactions have been eliminated.

Reclassifications—Certain 2002 amounts have been reclassified to conform with 2003 presentation.

3.    PROPERTY AND EQUIPMENT

The carrying value for property and equipment is as follows:

	December 31, 2002	March 31, 2003
Land	310,000	310,000
Building and leasehold improvements	1,822,508	1,714,905
Furniture, fixtures, equipment and vehicles	$1,169,935	$1,572,070

	3,302,443	3,596,975
Less: Accumulated depreciation	(1,962,060)	(2,029,169)

	$1,340,383	$1,567,806

Depreciation expense charged to operations for the three months ended March 31, 2002 and 2003 was $64,292 and $67,110, respectively.

4.    PARI-MUTUEL TICKETS OUT

“Pari-mutuel tickets out” represent the amounts due on winning wagering tickets which have not been claimed, the total amount unclaimed was $150,191 and $177,132, as of December 31, 2002 and March 31, 2003, respectively. At the expiration of ninety (90) days after the close of the racing season, all unclaimed winnings are realized as income in accordance with 1992 State of Louisiana legislation. Unclaimed winnings for the three months ended March 31, 2002 and 2003 were $79,505 and $41,666, respectively, and are included in off-track betting revenue for such periods.

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    DEBT

The Company’s debt consists of the following:

	December 31, 2002	March 31, 2003
Term loan with Foothill Capital Corporation, interest at Prime + 3.75%, however, at no time shall the interest rate be lower than 7.5% (current rate of 8.0%), maturing the earlier of (a) June 30, 2003 or (b) the date on which OED consummates its financing of the Racino Project.	$8,300,000
Note payable to OEDA, interest rate of 7% until January 31, 2003, thereafter 8% until February 28, 2003, thereafter 9% until March 31, 2003, thereafter the greater of 12% or the fixed rate on the notes expected to be issued to finance the Racino Project, maturing on June 30, 2003. Obligations under this note were repaid in February 2003 with proceeds of the offering of the OED Notes.	7,325,000
Note payable to WET2, issued by the Company and PGP, interest rate of 7% until March 31, 2003, thereafter the greater of 12% or the fixed rate on the notes expected to be issued to finance the Racino Project, maturing on June 30, 2003. Obligations under this note were repaid in February 2003 with proceeds of the offering of the OED Notes.	4,500,000
13% Senior Secured Notes due March 1, 2010 with Contingent Interest, net of discount of $2,446,182, secured by certain assets of the Company.		120,753,818

Total debt	20,125,000	120,753,818
Less current portion	(20,125,000)	0

Total long term debt	$0	$120,753,818

On February 25, 2003, the Company completed the private placement of $123.2 million aggregate principal amount of OED Notes. The OED Notes bear interest at a rate of 13% per year which is payable semi-annually on March 1 and September 1 of each year. Contingent interest will accrue on the OED Notes in the first full fiscal year after the casino begins operations. The amount of contingent interest will be equal to 5.0% of the Company’s cash flow for the applicable period, subject to certain limitations. The Company may defer paying a portion of contingent interest under certain circumstances set forth in the indenture governing the OED Notes.

At the end of each six-month period after the casino portion of the racino begins operations, the Company is required under the indenture governing the OED Notes to offer to purchase the maximum principal amount of OED Notes that may be purchased, with an amount equal to the sum of (i) 50% of the Company’s excess cash flow for such period (if any) and (ii) the then available balance in an excess cash flow account, which account at any time shall not exceed $10 million. For 45 days following the expiration of each initial excess cash flow offer to purchase, the holders of the OED Notes have the right to request that the Company make an offer to purchase OED Notes with the funds in the excess cash flow account, provided, however, that the Company shall not be required to make more than one offer at any one time. All such offers to purchase OED Notes shall be made at 101% of the principal amount, plus accrued and unpaid interest.

The OED Notes are secured by all of the Company’s current and future tangible and intangible assets (with the exception of certain excluded assets). The OED Notes, which mature on March 1, 2010, are redeemable at the Company’s option, in whole or in part at any time or from time to time, on and after March 1, 2007 at certain specified redemption prices set forth in the indenture governing the OED Notes. The indenture governing the OED Notes contains a number of restrictive covenants and agreements, including covenants that limit the ability of the Company and its subsidiaries to, among other things: (1) pay dividends, redeem stock or make other distributions or restricted payments; (2) incur indebtedness or issue preferred shares; (3) make certain

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments; (4) create liens; (5) agree to payment restrictions affecting the subsidiary guarantors; (6) consolidate or merge; (7) sell or otherwise transfer or dispose of assets, including equity interests of subsidiaries; (8) enter into transactions with affiliates; (9) designate subsidiaries as unrestricted subsidiaries; (10) use proceeds of permitted asset sales and (11) change its line of business. At March 31, 2003, the Company was in compliance with all such covenants. The events of default under the indenture include provisions that are typical of senior debt financings. Upon the occurrence and continuance of certain events of default, the trustee or the holders of not less than 25% in aggregate principal amount of outstanding OED Notes may declare all unpaid principal and accrued interest on all of the OED Notes to be immediately due and payable. Upon the occurrence of a change of control (as defined in the indenture), each holder of OED Notes will have the right to require the Company to purchase all or a portion of such holder’s OED Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

6.    LITIGATION SETTLEMENT

On November 8, 1994, the Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. (“LHBPA”) filed a lawsuit against all licensed horse racetracks in the State of Louisiana. The lawsuit alleged that LHBPA did not receive the appropriate share of net revenues from video poker devices located at licensed horse racetracks. As of the date of the issuance of the December 31, 2002 financial statements, the potential liability of the Company related to an adverse outcome was inherently uncertain. As such, no expense or related accrual was recorded in the financial statements as of December 31, 2002.

In February 2003, the Company entered into a settlement agreement with LHBPA for $1.6 million. The terms of the settlement agreement require the Company to make payments of $400,000 annually beginning in March 2003, with additional $400,000 payments, adjusted for inflation, due in March 2004 through 2006.

During the three months ended March 31, 2003, the Company recorded an expense and related accrual of $1.6 million. Of the total $1.6 million accrual, $0.4 million was paid to the LHBPA in March 2003 and $0.4 million has been included in “Other accrued expenses” in the “Current Liabilities” section with the remaining $0.8 million recorded under “Litigation settlement” in the “Long-term liabilities” section of the Condensed Consolidated Balance Sheet as of March 31, 2003.

7.    RELATED PARTIES

At December 31, 2002 and March 31, 2003, the Company had accrued interest recorded of $330,209 payable to OEDA related primarily to OEDA’s purchase of a 50% interest in the Company’s long-term notes payable on February 15, 2002. Interest was accrued from the date of purchase of the notes until August 30, 2002, at which time the interest in the notes was converted to members’ equity of the Company.

At December 31, 2002 and March 31, 2003 the Company had an intercompany accounts payable to PGC of $2,484,140 and $2,945,351, respectively, related to racino project development costs and business acquisition and licensing costs paid by PGC on behalf of the Company.

At December 31, 2002 and March 31, 2003 the Company had management services fees payable to PGC and OEDA totaling $224,644 and $344,644, respectively.

8.    COMMITMENTS AND CONTINGENCIES

Neither the Company nor any of its subsidiaries are a party to, and none of its property is the subject of, any other pending legal proceedings other than litigation arising in the normal course of business. The Company does not

THE OLD EVANGELINE DOWNS, L.L.C.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

believe that adverse determinations in any or all such other litigation would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

In November, 2002, the Company entered into three purchase agreements to purchase land related to the Racino Project for a total purchase price of $842,466. The Company paid deposits totaling $61,000 related to these purchase agreements as of March 31, 2002. These deposits will be applied against the purchase price at closing which shall occur before June 30, 2003.

9.    SUBSEQUENT EVENT

The Company calculates its video poker purse liability expense based on net video poker revenues which, historically, were calculated as gross revenues from video poker gaming taken in, or total amount wagered, net of patron payouts less: (i) franchise fees payable to the Louisiana Office of State Police and (ii) $116 fee per machine per month. Fifty percent of the net video poker revenue as calculated above is payable to the LHBPA to be paid out as purses.

On April 9, 2003, the Louisiana Supreme Court handed down a ruling (application for rehearing pending) which defines net video poker revenues similar to the calculation above except that no deduction is allowed for the franchise fee prior to the equal division of the net video poker revenues with the LHBPA.

As noted in Note 6, the Company settled with the LHBPA prior to the Louisiana Supreme Court’s ruling and, accordingly, has no liability to the LHBPA for any periods prior to February 26, 2003 (date of the settlement) other than the $1.6 million settlement amount.

Based on historical video poker revenues, the Company expects the Louisiana Supreme Court’s interpretation to have an annual negative impact to income from operations of the Company of approximately $60,000.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

THE OLD EVANGELINE DOWNS, L.L.C.

THE OLD EVANGELINE DOWNS CAPITAL CORP.

Offer to Exchange

$123,200,000

13% Senior Secured Notes Due 2010

with Contingent Interest

                    , 2003

Until                     , all dealers effecting transactions in the old notes or the new notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

A-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Members and Managers

(a)  The Old Evangeline Downs, L.L.C. (“OED”) is a limited liability company organized under the laws of the State of Louisiana pursuant to the Louisiana Limited Liability Company Act as codified in Chapter 22 of Title 12 of the Louisiana Revised Statutes (the “Louisiana Act”). OED is empowered by Section 1314 of the Louisiana Act, subject to the procedures and limitations set forth in OED’s Amended and Restated Operating Agreement (the “Operating Agreement”), to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Section 7(c) of OED’s Operating Agreement provides that, to the fullest extent permitted under applicable law, neither the sole member nor any officer of OED shall be deemed to violate the Operating Agreement or be liable, responsible or accountable in damages or otherwise to any other member or officer or OED for any action or failure to act, including but not limited to, under any theory of fiduciary duty or obligation, unless such violation or liability is attributable to the sole member, or such officer’s gross negligence, willful misconduct, bad faith or a continuing material breach of the Operating Agreement. Without limiting the generality of the foregoing, the sole member and each such officer shall, in the performance of his or its duties, be fully protected in relying in good faith upon the records of OED and upon information, opinions, reports or statements presented to the sole member or such officer by any other person or entity as to matters the sole member or such officer reasonably believes are within such other person’s or entity’s professional or expert competence and that has been selected with reasonable care by or on behalf of OED. The sole member shall be deemed by the execution of the Operating Agreement to acknowledge and agree that each officer, in accepting its duties hereunder, disclaims, to the maximum extent permitted under applicable law, any fiduciary duty or obligation it may have to OED and the sole member as a result of its acceptance of its duties, responsibilities and obligations thereunder.

Section 7(d) of OED’s Operating Agreement provides that, to the fullest extent permitted under applicable law, OED shall severally indemnify and hold harmless any person or entity (an “Indemnified Party”) who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of OED) by reason of or arising from any acts or omissions (or alleged acts or omissions) on behalf of OED or in furtherance of the interests of OED arising out of the Indemnified Party’s activities as a member, officer, employee, trustee or agent of OED against losses, damages or expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such Indemnified Party in connection with such action, suit or proceeding and for which such Indemnified Party has not otherwise been reimbursed, so long as such Indemnified Party did not act in bad faith or in a manner constituting gross negligence or willful misconduct or materially breach the Operating Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or upon a plea of nolo contendere or its equivalent shall not of itself (except insofar as such judgment, order, settlement or plea shall itself specifically provide) create a presumption that the Indemnified Party acted in bad faith or in a manner constituting gross negligence or willful misconduct or materially breached the Operating Agreement.

Section 13 of OED’s Operating Agreement provides that, except as otherwise expressly provided in the Louisiana Act, the debts, obligations and liabilities of OED, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of OED, and the sole member shall not be obligated personally for any such debt, obligation or liability of OED solely by reason of being the sole member. Except as otherwise expressly provided in the Louisiana Act, the liability of the sole member shall be limited to the amount of capital contributions, if any, required to be made by the sole member in accordance with the provisions of the Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Operating Agreement.

(b)  The Old Evangeline Downs Capital Corp. (“Capital Corp.”) is a corporation organized under the laws of the State of Delaware pursuant to the Delaware General Corporation Law. Capital Corp. is empowered under Section 145 of the Delaware General Corporation Law (the “DGCL”), subject to the procedures and limitations set forth in its Certificate of Incorporation (the “Certificate of Incorporation”) and its By-Laws (the “By-Laws”), to indemnify directors, officers, employees and other individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Capital Corp. and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to Capital Corp.

Article Eighth of Capital Corp.’s Certificate of Incorporation provides that, to the fullest extent permitted by the DCGL as the same exists or may hereafter be amended, a director of Capital Corp. shall not be liable to Capital Corp. or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of Article Eighth of the Certificate of Incorporation shall not adversely affect any right or protection of a director of Capital Corp. existing at the time of such repeal or modification.

Section 9.1 of Capital Corp.’s By-Laws provides that every person who was or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of Capital Corp. or is or was serving at the request of Capital Corp. or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Delaware Code, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under Article 9 of the By-Laws.

Section 9.2 of Capital Corp.’s By-Laws provides that its Board may cause Capital Corp. to purchase and maintain insurance on behalf of any person who is or was a director or officer of Capital Corp., or is or was serving at the request of Capital Corp. as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not Capital Corp. would have the power to indemnify such person.

Section 9.3 of Capital Corp.’s By-Laws provides that its Board may from time to time adopt further by-laws with respect to indemnification and may amend the current By-Laws and such by-laws to provide at all times the fullest indemnification permitted by the Delaware Code.

Section 9.4 of Capital Corp.’s By-Laws provides that expenses incurred in defending a civil or criminal action or proceeding of the type described in Section 9.1 of the By-Laws shall be paid by Capital Corp. in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the person requesting such advance to repay such amount in the event that such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by Capital Corp. or allowed by a court exceed the indemnification to which such person is entitled.

Item 21.    Exhibits and Financial Statement Schedules

See Index to Exhibits, which is incorporated by reference.

Item 22.    Undertakings

Each of the undersigned registrants hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(6)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Old Evangeline Downs, L.L.C. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on May 27, 2003.

THE OLD EVANGELINE DOWNS, L.L.C.

By:	/S/ NATALIE A. SCHRAMM
Natalie A. Schramm Chief Financial Officer

Each person whose signature appears below constitutes and appoints M. Brent Stevens and Natalie A. Schramm, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 27, 2003.

/S/ M. BRENT STEVENS
M. Brent Stevens Chief Executive Officer and Manager

/S/ MICHAEL S. LUZICH
Michael S. Luzich President and Secretary

/S/ TERRANCE W. OLIVER
Terrance W. Oliver Manager

/S/ ANDREW R. WHITTAKER
Andrew R. Whittaker Manager

/S/ GEORGE T. PAPANIER
George T. Papanier Chief Operating Officer

/S/ NATALIE A. SCHRAMM
Natalie A. Schramm Chief Financial Officer

1

Pursuant to the requirements of the Securities Act of 1933, The Old Evangeline Downs Capital Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Lafayette, State of Louisiana, on May 27, 2003.

THE OLD EVANGELINE DOWNS CAPITAL CORP.

By:	/S/ NATALIE A. SCHRAMM
Natalie A. Schramm Chief Financial Officer

Each person whose signature appears below constitutes and appoints M. Brent Stevens and Natalie A. Schramm, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 27, 2003.

/S/ M. BRENT STEVENS
M. Brent Stevens Chief Executive Officer and Manager

/S/ MICHAEL S. LUZICH
Michael S. Luzich President and Secretary

/S/ GEORGE T. PAPANIER
George T. Papanier Chief Operating Officer

/S/ NATALIE A. SCHRAMM
Natalie A. Schramm Chief Financial Officer

2

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit
1.1	†	Purchase Agreement, dated February 19, 2003, between The Old Evangeline Downs, LLC and Jefferies & Company, Inc.

2.1	†

Purchase Agreement, dated June 27, 2001, by and among Peninsula Gaming Partners, LLC, a Delaware limited liability company, The Old Evangeline Downs, LC, a Louisiana limited company and BIM3 Investments, a Louisiana partnership.

2.2	†

First Amendment to Purchase Agreement, dated January 1, 2002, by and among BIM3 Investments, a Louisiana partnership, The Old Evangeline Downs, LC, a Louisiana limited company and OED Acquisition, LLC, a Delaware limited liability company.

3.1	†	Amended and Restated Articles of Organization of The Old Evangeline Downs, L.L.C., dated as of February 19, 2003.

3.2	†	Amended and Restated Operating Agreement of The Old Evangeline Downs, LLC, dated as of January 30, 2003, between The Old Evangeline Downs, LLC and OED Acquisition, LLC.

3.3	†	First Amendment to Amended and Restated Operating Agreement of The Old Evangeline Downs, LLC, dated as of May 21, 2003

3.4	†	Certificate of Incorporation of The Old Evangeline Downs Capital Corp.

3.5	†	By-laws of The Old Evangeline Downs Capital Corp.

4.1	†	Indenture, dated February 25, 2003, by and among The Old Evangeline Downs, LLC, The Old Evangeline Downs Capital Corporation and U.S. Bank National Association.

4.2	†	Registration Rights Agreement, dated February 25, 2003, by and among The Old Evangeline Downs, LLC, The Old Evangeline Downs Capital Corporation and Jefferies & Company, Inc.

4.3	†	Form of 13% Senior Secured Note due 2010

5.1	†	Opinion of Mayer, Brown, Rowe & Maw

8.1	†	Tax Opinion of Mayer, Brown, Rowe & Maw

10.1	†	Amended and Restated Management Services Agreement, dated as of February 25, 2003, by and among The Old Evangeline Downs, LLC, OED Acquisition, LLC and Peninsula Gaming Company, LLC.

10.2	†	Standard Form of Agreement between Owner and Contractor, dated February 25, 2003, by and between The Old Evangeline Downs, LLC and W.G. Yates & Sons Construction Company.

10.3	†	Standard Form of Agreement between Owner and Architect and Standard Form of Architect’s Services, dated January 31, 2003, by and between The Old Evangeline Downs, LLC and KGA Architecture.

10.4*

Cash Collateral and Disbursement Agreement, dated as of February 25, 2003, by and among The Old Evangeline Downs, LLC, The Old Evangeline Downs Capital Corporation, U.S. Bank National Association and Abacus Project Management, Inc.

12.1	†	Computation of ratio of earnings to fixed charges

21.1	†	Subsidiaries of the Registrant

23.1	†	Consent of Deloitte & Touche, LLP

23.2	†	Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1)

24.1	†	Power of Attorney (included as part of signature page hereto)

25.1	†	Form T-1 of Trustee under Indenture.

99.1	†	Form of Letter of Transmittal

99.2	†	Form of Notice of Guaranteed Delivery

99.3	†	Form of Letter to Clients

99.4	†	Form of Letter to DTC Participants

†	Filed herewith.
*	To be filed by amendment.